The Student Loan Corporation

CELEBRATING

50 years

OF SERVICE

2008
Annual Report
and Form 10-K

studentloan.com/annualreport

Financial Highlights

(Dollars in millions, except per share amounts)	**2008**	2007	2006	2005	2004
	YEARS ENDED DECEMBER 31,				
STATEMENTS OF INCOME DATA					
Net Interest Income	**$ 331**	$ 389	$ 412	$ 493	$ 561
Gains on Loans Sold and Securitized	**4**	112	216	153	23
Total Operating Expenses	**180**	180	166	149	132
Net Income	**75**	183	287	309	285
BALANCE SHEETS DATA *(as of December 31,)*					
Loans	**$ 25,643**	$ 22,034	$ 21,289	$ 25,146	$ 24,889
Total Assets	**28,136**	23,780	22,637	25,988	25,453
Short-term Borrowings	**13,656**	13,373	11,137	10,781	20,986
Long-term Borrowings	**11,830**	8,100	9,200	13,200	2,800
Total Stockholders' Equity	**1,585**	1,624	1,553	1,362	1,147
EARNINGS DATA					
Cash Dividends Declared Per Common Share	**$ 5.72**	$ 5.59	$ 4.98	$ 4.32	$ 3.60
Basic and Diluted Earnings Per Common Share	**$ 3.74**	$ 9.13	$ 14.34	$ 15.45	$ 14.25
Net Interest Margin[1]	**1.32%**	1.66%	1.61%	1.87%	2.28%
Total Operating Expenses as a Percentage of Average Managed Loans	**0.45%**	0.50%	0.51%	0.51%	0.53%
Return on Average Equity	**4.7%**	11.5%	19.8%	24.8%	27.3%
OTHER					
Average Interest Bearing Assets	**$ 25,031**	$ 23,400	$ 25,624	$ 26,398	$ 24,594
Average Managed Loans	**39,938**	36,109	32,403	29,237	25,158
FFEL Program Stafford and PLUS Loan Disbursements	**5,737**	4,601	3,782	3,225	3,057
CitiAssist® Loans Disbursed Under Commitments to Purchase[2]	**1,759**	1,755	1,781	1,628	1,392
FFEL Program Consolidation Loans Volume and Other FFEL Program Loan Purchases	**844**	2,389	5,409	5,976	3,381
Book Value Per Share *(as of December 31,)*	**$ 79.25**	$ 81.21	$ 77.67	$ 68.09	$ 57.35
Common stock price[3]					
High	**$ 138.75**	$ 216.06	$ 241.00	$ 241.50	$ 186.69
Low	**$ 20.82**	$ 106.75	$ 160.65	$ 162.50	$ 130.31
Close *(as of December 31,)*	**$ 41.00**	$ 110.00	$ 207.30	$ 209.23	$ 184.00
Total number of employees *(as of December 31,)*	**355**	558	571	551	526

[1]Amount is calculated by dividing annual net interest income by average interest bearing assets for the period.
[2]CitiAssist loans are originated by Citibank, N.A. and The Student Loan Corporation is committed to purchase the loans after final disbursement.
[3]Common stock price is based on The New York Stock Exchange composite listing.

The Student Loan Corporation

Stability, Experience, and Performance

Dear Shareholders,

In 2008, The Student Loan Corporation (SLC), along with businesses and individuals across the country, experienced unprecedented changes in the economy, increased volatility in the capital markets, and the reshaping of our nation's business landscape. Amidst significant challenges, the actions we took and the results we delivered exemplify SLC's strength and continued commitment to delivering higher education financing solutions to students and their families.

Rounding out our 50th year of supporting access to higher education, we can reflect back on several key accomplishments. We continued to provide comprehensive financing solutions that make the dream of education a reality, while receiving high satisfaction ratings from our customers. We safeguarded franchise value by increasing operating efficiency, prudently managing our balance sheet and preserving liquidity. Our actions not only enhance value in light of current economic conditions, but also position SLC for profitable growth and continued market leadership as the business environment improves.

With $74.8 million in net income for 2008, SLC's financial performance led the industry opposite extraordinary challenges, first brought about by federal legislation, and further compounded by uncertainty in the credit markets. We grew Federal Family Education Loan Program (FFELP) originations at an impressive pace of 25%, disbursing $5.7 billion in combined Federal Stafford and PLUS Loans. We also made new CitiAssist® Loan commitments of $1.8 billion, which were consistent with 2007. Year over year, SLC increased managed assets by 13% to reach $42.1 billion.

Sustaining Franchise Value

The exceptional events that characterized the student lending market in 2008 changed the earnings dynamics of all industry participants. To address these challenges, we promptly realigned our organization to position ourselves for continued market leadership. This included restructuring essentially all functional areas of our business in order to drive efficiencies and decisively manage risk. We also balanced strict expense discipline with the need to continue to provide our schools and borrowers with the high quality service that they have come to expect from us. Our actions demonstrate an ongoing strategic focus in directing our franchise through severe economic conditions.

Prudently Managing Our Capital

SLC remains well positioned to access capital through various sources, including our funding agreement with Citibank, N.A. as well as through the securitization markets. We completed approximately $4.5 billion in securitizations in 2008 and the first quarter of 2009. It is incumbent upon us to continue to seek out alternative sources of financing to support SLC's overall profitability and growth.

The federal government has demonstrated its recognition of the importance of private sector involvement in ensuring reliable and affordable access to education. In mid-2008, the Department of Education announced the Participation and Purchase Programs to provide increased funding and liquidity given the dislocation in the capital markets. To position SLC to flexibly leverage these programs, we modified our Stafford and PLUS Loan offers to be consistent with the Department's requirements. Through the end of 2008, we funded $1 billion of FFELP loan originations at attractive rates through the Participation Program. In addition, SLC intends to participate in the federal government's Asset Backed Commercial Paper Conduit program, which is expected to provide greater liquidity at attractive rates for eligible FFELP loans on our balance sheet. As a market leader, SLC has had an active voice in shaping the structure of these programs.

Delivering On Our Commitment

We continued to offer comprehensive education financing solutions by positioning our federal and private loan products for profitable growth based on legislative changes, ongoing capital markets volatility, and shifts in the overall economy.

Given the pronounced gap between the cost of college attendance and the value of grants, scholarships, savings and federal student loans, private student loans remain a critical component of financing education. To help ensure ongoing access to this vital funding source amidst increases in our own funding costs, we repositioned our private CitiAssist Loans to support their competitiveness and profitability in our target markets. In addition, we always partner with colleges and universities to promote responsible borrowing. To illustrate, in conjunction with Financial Aid Administrators, we certify that students are enrolled in their program and that loan amounts do not exceed the cost of education less available financial aid.

Due to decreased margins resulting from capital market disruption and legislative actions, SLC temporarily suspended new originations of federal and private consolidation loans. At the same time, we continue to advise borrowers on the various options available to them for managing their debt. For instance, SLC offers various repayment plans which, depending on a borrower's unique needs, may provide greater benefits than loan consolidation. Our approach to product management emphasizes providing access to competitive financing solutions in our target markets, maintaining product profitability, managing risk and ensuring balance sheet flexibility. These principles have positioned us to be one of the few lenders providing comprehensive federal and private loan solutions, enabling students to realize their higher education goals.

Providing Excellent Customer Service

Over our 50 year history, our keen focus on serving our customers has remained at the heart of our business strategy. Year after year, we receive high satisfaction ratings from both school clients and borrowers. Opposite volatile market conditions, our continued high ratings demonstrate our commitment to delivering industry leading service while maintaining low costs through scale and efficiency.

In 2008, we relaunched our website, **studentloan.com**, through various initiatives designed to enhance consumers' online experience. In addition to redesigning the overall website, we introduced interactive, consultative tools, which guide users through selecting the right student loan and navigating the repayment process. We also streamlined the online application process across all of our products, substantially reducing the number of steps it takes to apply. These initiatives were in direct response to our customers' feedback. We encourage consumers and schools alike to fully leverage our online resources, which provide fast delivery of up-to-date information, reduce application processing time, offer multiple self-service options and contribute to a greener environment.

Helping Our Customers Manage Debt Responsibly

While portfolio performance has been consistent with our expectations, we have increased our focus on preventing and managing student loan defaults in line with the economic outlook. A sustained difficult economy will create undue hardship for some of our customers. As a responsible lender, we remain committed to educating consumers about the options for managing their debt and continue to invest in default management and collections strategies.

In addition to our one-on-one outreach to borrowers before they enter repayment, we use a number of strategies to promote healthy payment habits. We actively reach out to our borrowers using their preferred methods of communication and have expanded the ways we engage with our customers. As an example, we send text message alerts to borrowers who have missed a payment. In addition to our knowledgeable customer service representatives, our recently launched interactive, online advisor tools also provide consultative advice. These tools actively engage consumers by offering a clear and succinct overview of repayment processes and options. For instance, depending on a borrower's situation, the best payment plan choice may be extended repayment, graduated repayment or, in times of hardship, forbearance. Moreover, our Credit-Ed® program also equips students and families with tools and resources focused on how to use credit responsibly and build a solid credit history.

Developing Winning Talent

It is our employees who enable SLC to consistently deliver value to our customers and shareholders. Individually, our employees span a diverse set of knowledge, skills and perspectives. Collectively, we have proven ourselves capable of leading change within the industry, inspiring innovation, and managing the business as if it were our own. Our strong bias for action is evident in the support and encouragement we provide to our employees to take on challenges, be decisive and enact change. Furthermore, we continue to actively develop our high performing talent by leveraging their ability to contribute to SLC's top business priorities.

Promoting Corporate Responsibility

We are dedicated to conducting our business with the highest ethical standards and compliance with all applicable laws and regulations so that every student, parent and educational institution can be confident in choosing us. Our Student Lending Code of Conduct guides the interactions that our employees have with students, parents and schools and may be found on our website.

Our employees play active roles in supporting the communities in which they work and live. Many volunteer through efforts including financial literacy programs, community fund-raisers and charitable events. We value our local communities and applaud and support our employees' efforts.

Looking Ahead

Over the past year, business conditions have evolved rapidly. At the beginning of 2008, we proactively charted a course to navigate through continued market volatility. Both across and at all levels of our business, we focused on the factors that drive sustainable franchise value. As a result, we realigned our strategy and infrastructure while continuing to be flexible and adaptable in a highly dynamic environment. We are a market leader with strong fundamentals in growing originations, driving operational efficiencies, prudently managing risk and delivering industry-leading financial results.

Looking forward into 2009 and beyond, we are energized to deliver on our unwavering commitment of providing unparalleled financing solutions for the benefit of our clients and shareholders. The strength, stability and leadership that have characterized our success over the past 50 years will continue to shape our actions and remain the hallmark of SLC's franchise.

Sincerely,

Michael J. Reardon



Chairman,
Chief Executive Officer
and President

The Student Loan Corporation

C E L E B R A T I N G

50 years

O F   S E R V I C E

2008 Annual Report and Form 10-K

studentloan.com/annualreport

CONTENTS

GLOSSARY

Listed below are definitions of key terms that are used throughout this Annual Report and Form 10-K.

Borrower Benefits – Borrower benefits are incentives in the form of interest rate reductions to borrowers for timely payment or automated clearing house payment methods as well as principal reductions that may be granted once a loan enters into repayment.

College Cost Reduction and Access Act (CCRA Act) – The College Cost Reduction and Access Act was signed into law on September 27, 2007. This Act eliminated the EP program (defined below), thereby decreasing The Student Loan Corporation's (the Company) reimbursement rates on Federal Family Education Loan (FFEL) Program loans. Under the CCRA Act, the Company will receive a 97% or 98% reimbursement rate for substantially all claims filed after October 1, 2007, depending on the origination date of the loan. The provisions of the CCRA Act also include further reduction in the reimbursement rate to 95% for new loans disbursed on or after October 1, 2012 as well as reductions in special allowance payments of 55 basis points for Stafford and Consolidation Loans and 85 basis points for PLUS Loans.

CitiAssist® Loans – CitiAssist Loans are loans that are originated through an alternative private loan program and do not carry federal government guarantees. These loans are the Company's proprietary loan product, offered as a means to finance higher education costs that exceed borrowers' available financial resources, including any resources available through the FFEL Program. In order to comply with certain legal and regulatory requirements, CitiAssist loans are originated by Citibank, N.A. (CBNA) through an intercompany agreement. Following full disbursement, the Company purchases all qualified CitiAssist loans from CBNA.

Consolidation Loans – Consolidation Loans are loans that allow eligible borrowers to combine multiple federally guaranteed loans, including those of both the FFEL and Federal Direct Student Loan Programs, into one single aggregate guaranteed loan. A borrower may request the inclusion of government-guaranteed loans held by other student loan lenders. When that occurs, the underlying loans chosen for consolidation that are not already in the Company's portfolio are purchased at face value from the other lenders. The repayment rate on a Consolidation Loan is a fixed rate that represents the weighted average interest rate of the loans retired. The maximum term of a Consolidation Loan is 30 years.

Deferment – Deferment is a period of time during which the borrower, upon meeting certain conditions, is not required to make payments of loan principal, or interest in some cases. Deferment types include, but are not limited to: in-school, internship or residency, unemployment, economic hardship and military service. The borrower remains liable for the interest that accrues on any unsubsidized loan during the deferment period. Any interest that remains unpaid at the end of the deferment period is added to the principal balance.

Department – The Department is the U.S. Department of Education.

Exceptional Performer (EP) Designation – The Exceptional Performer designation was granted to those FFEL Program loan servicers that meet the performance standards established by the Department. The Company and several of its servicers obtained Exceptional Performer status effective in 2004. Under previous Department rules, as long as Exceptional Performer eligibility was maintained, the Company received 100% reimbursement on all eligible FFEL Program default claims that were submitted for reimbursement by the Company or its eligible third-party servicers. Under the Deficit Reduction Act, the reimbursement rate on defaulted loans submitted for reimbursement on or after July 1, 2006 was reduced to 99%. The CCRA Act eliminated the Exceptional Performer Program as of October 1, 2007, substantially reducing all default claim reimbursements to between 97% and 98%.

FFEL Program – The FFEL Program is the Federal Family Education Loan Program, administered by the Department of Education.

FFEL Program Subsidized and Unsubsidized Stafford and PLUS Loans – Subsidized and unsubsidized Federal Stafford and PLUS Loans are those loans that are guaranteed against loss under the FFEL Program in the event of borrower default, death, disability, bankruptcy or closed school. Subsidized Federal Stafford Loans are those loans generally made to students who pass certain need criteria. Unsubsidized Federal Stafford Loans are designed for students who do not qualify for subsidized Federal Stafford Loans due to parental and/or student income and assets in excess of permitted amounts or whose need exceeds the basic Stafford limit. Federal PLUS Loans are made to parents of dependent students and to graduate and professional students.

Floor Income – The Company determines floor income to be the amount of additional interest income generated when net interest margin exceeds the minimum expected spreads. Floor income, which is a component of net interest income, is defined as the difference between the income earned at the borrower payment rate (which is generally reset each July 1st) less the Department-stipulated asset spread and the funding cost of the asset. Floor income has been reduced under certain provisions of the Deficit Reduction Act which became effective April 1, 2006. These provisions require the rebate of almost all floor income to the Department from loans for which the first disbursement was made on or after April 1, 2006. Floor income, as determined by the Company, is a financial measure that is not defined by U.S. generally accepted accounting principles (GAAP).

Forbearance – Forbearance is a period of time during which the borrower is permitted to temporarily cease making regular monthly payments. Any accrued interest that remains unpaid at the end of the forbearance period will be added to the principal balance. Forbearance is available to assist borrowers who are unable to make their regularly scheduled payments for such reasons as: experiencing temporary financial difficulties, being affected by a natural disaster or participating in an internship or residency program. Under the FFEL Program, some types of forbearance are granted based on meeting eligibility requirements; others are granted at the discretion of the lender.

Higher Education Act – The Higher Education is the Higher Education Act of 1965, as amended.

Managed Student Loan Assets – Managed Student loan assets represent the portfolio of student loans owned by the Company and reported on its balance sheet, as well as those loans that are serviced on behalf of securitization trusts and certain other lenders.

Participation and Purchase Program – In 2008, the Department established the Participation and Purchase Programs pursuant to Ensuring Continued Access to Student Loans Act of 2008 (ECASLA). The Participation Program provides FFEL Program lenders with short-term liquidity through the purchase by the Department of participation interests in pools of loans. FFEL Program lenders pay interest on the principal amount of participation interests outstanding at a rate equal to the 90-day Commercial Paper rate as published by the Department (CP) plus 50 basis points. Under the Purchase Program, the Department purchases eligible FFEL Program loans at a price equal to the sum of outstanding principal, accrued interest and the 1% origination fee paid to the Department plus $75 per loan.

Private Education Loans – Private education loans primarily consist of CitiAssist loans (as described above) and private consolidation loans.

Qualifying Special Purpose Entities (QSPE) – A qualifying special purpose entity is a trust or other entity that meets the QSPE qualifications of Statement of Financial Accounting Standards (SFAS) No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities*, as amended (SFAS 140). SFAS 140 places significant restrictions on the permitted activities of a QSPE, which is a passive entity that cannot engage in active decision making.

Residual Interests – Residual interests represent an entity's right to receive cash flows from the loans it securitizes and sells to QSPEs that are in excess of amounts needed to pay servicing, derivative costs (if any), other fees, and the principal and interest on the notes backed by the loans.

Retained Interest – Retained interest is the term used to identify the securitization asset that is formed by the combination of residual interests, servicing assets and retained notes.

Servicing Assets – Servicing assets represent the value of the cash flows that result from contracts to service financial assets under which the estimated future revenues from the contractually specified servicing fees are expected to exceed adequate compensation associated with servicing such assets. The servicing asset is recognized only when it is contractually separated from the underlying assets by the sale or securitization of the asset with servicing retained.

Special Allowance Payment (SAP) – Special allowance payments are those interest payments made by the federal government when the stated interest rate on the FFEL Program loans provides less than prescribed rates of return, as defined by the Higher Education Act. When that occurs, the federal government makes a SAP, which increases the lender's loan yield by a legally specified markup over a base rate tied to either CP or the 91-day Treasury Bill auction yield, depending on the origination date. When the stated interest rate on the FFEL Program loans provides more than prescribed rates of return, that excess return must be returned to the federal government. Most FFEL Program loans qualify for the federal government's SAP.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion should be read in conjunction with the Consolidated Financial Statements and accompanying Notes.

See **Glossary** starting on page 2 for a description of certain terms used in this Annual Report and Form 10-K.

Certain of the statements in the Management's Discussion and Analysis are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. See **Forward-Looking Statements** on page 28.

Management's Discussion and Analysis provides The Student Loan Corporation's (the Company) perspective on its operations and its current business environment, including the following:

Business Overview - a general description of the Company's business and business trends.

2008 in Summary - a review of key events affecting the Company's historical and future operating results as well as the impacts of market conditions on the business.

Critical Accounting Estimates - an overview of accounting policies that require critical judgments and estimates.

Accounting Changes and Future Application of Accounting Standards - a summary of new and expected changes to accounting standards.

Financial Condition - a discussion and analysis of the Company's products, disbursement and procurement activity and allowance for loan losses.

Results of Operations - a review of the Company's results of operations for the years ended December 31, 2008, 2007 and 2006 and discussion of the key factors impacting those results.

Liquidity and Capital Resources - an analysis of the Company's sources and uses of cash and capital obligations.

Related Party Transactions - a discussion of significant transactions carried out between the Company and Citigroup Inc. (Citigroup) and/or its affiliates, including Citibank, N.A. (CBNA).

Legislation and Regulations - a discussion of legislative activities that affect the student loan industry.

Risk Management - a description of activities the company has undertaken in an effort to manage credit, operating and market risks.

Business Overview

The Company is one of the nation's leading originators of student loans offering a full array of student loan products to students and their parents. The Company was incorporated in 1992 under the laws of the State of Delaware. CBNA owns 80% of the Company's outstanding common stock and is an indirect wholly owned subsidiary of Citigroup. The majority of the Company's loans are originated and guaranteed under the Federal Family Education Loan (FFEL) Program, authorized by the U.S. Department of Education (the Department) under the Higher Education Act of 1965, as amended (the Higher Education Act). The Company, which has a trust agreement to originate loans through CBNA, is an originator, manager and servicer of student loans, including loans made in accordance with federally sponsored guaranteed student loan programs as well as private education loans. The Company is committed to providing exceptional service to borrowers and schools, offering competitive and innovative products with solutions that allow students and their families to finance the education of their choice. The Company also differentiates itself from its competitors by offering life of loan servicing on most loans.

The earnings of the Company are primarily generated by the spread between the interest earned on its loan assets, (based on the 90-day Commercial Paper rate as published by the Department (CP), the prime rate, or the 91-day Treasury Bill rate) and the interest paid on its borrowings (based on London Interbank Offered Rate (LIBOR) or CP). Net interest income is the interest earned less the interest expense incurred during the period. Net interest income is impacted by, among other things: spread changes between CP, the prime rate or the 91-day Treasury Bill rate and LIBOR; legislative changes that impact FFEL Program subsidies; utilization rates of borrower benefits; and portfolio growth or contraction. The Company regularly monitors interest rates and may enter into interest rate derivative agreements on portions of its portfolio in an effort to manage its interest rate risk exposure.

The Company maintains programs to securitize certain portfolios of student loan assets. Under the Company's securitization programs, transactions qualifying as sales are off-balance sheet transactions, in which loans are removed from the Consolidated Financial Statements of the Company and sold to an independent trust, giving rise to a gain or loss on sale. The Company also enters into similar securitization transactions that do not qualify for sale treatment and accordingly, are accounted for as secured borrowings. These secured borrowings do not give rise to a gain or loss on sale.

Historically, loan securitizations and whole loan sales have contributed significantly to the Company's earnings. From year to year, the Company's earnings have been and continue to be impacted by the number, size and profitability of asset sales and securitizations. These factors vary from period to period based on market conditions and the Company's operational strategies. Due to disruptions in the asset-backed securitization markets, the Company had limited off-balance sheet securitizations during 2008. In April 2008, the Financial Accounting Standards Board (FASB) proposed changes to Statement of Financial Accounting Standards (SFAS) No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities*, as amended (SFAS 140) that would make it more difficult for securitizations to qualify for off-balance sheet treatment. This could result in the consolidation of assets previously sold to unconsolidated securitization entities and eliminate any potential for future securitization gains. This proposed revision could be effective as early as January 2010.

The Company has historically funded its loan originations primarily through borrowings under the Omnibus Credit Agreement with CBNA and loan securitizations. Under the Omnibus Credit Agreement, the cost of funding is negotiated on a borrowing-by-borrowing basis. In addition, the Company is utilizing funding available under the Department's Loan Participation Purchase Program (the Participation Program) under The Ensuring Continued Access to Student Loans Act of 2008 (ECASLA). In 2009, the Company expects to begin selling eligible loans to the Department under the Loan Purchase Commitment Program (the Purchase Program) and to access funding through the Asset Backed Commercial Paper Conduit program (the ABCP Conduit) supported by the Department. See **2008 in Summary** on page 7 and **Liquidity and Capital Resources** on page 22, for further details.

The Company's earnings are impacted by valuation changes on its retained interests from off-balance sheet securitizations, which fluctuate based on factors such as interest rate changes, prepayment and default rates and regulatory changes. Other factors that may impact earnings include loan servicing revenue and loan servicing costs, changes in applicable laws and regulations, alternative financing options available to students and their parents, and competition.

For additional information about the Company's business, see pages 32 through 37.

2008 in Summary

During 2008, continued deterioration in the financial markets had negative consequences on the Company's operations. These external forces contributed to:

- net interest margin compression, driven by refinancing of maturing term debt at higher premiums over LIBOR;
- lower of cost or fair value write down on loans that were held for sale but were transferred back into the Company's operating loan portfolio; and
- reductions in gains from loan sales and securitizations, reflecting illiquidity in both the whole loan and asset-backed securities markets.

In addition, the Company further increased its loan loss reserves, reflecting the continued seasoning of the uninsured CitiAssist loan portfolio, discontinuing the purchase of private insurance, the bankruptcy of a for-profit school and higher loan volumes.

The Company's funding requirements continue to be met by borrowings under the Omnibus Credit Agreement with CBNA. However, on new funding transactions executed, average premiums over LIBOR continue to increase. Given current market conditions, as future funding transactions are executed under the Omnibus Credit Agreement, funding costs are expected to rise further.

These changes in funding premiums, combined with the impact of the College Cost Reduction and Access Act (CCRA Act), negatively affected the Company's profitability in 2008. In response to these challenges, the Company implemented initiatives designed to minimize the impact of external economic conditions and decrease operating expenses, including:

- decreasing the number of schools with which it does business;
- temporarily withdrawing from the consolidation loan market;
- executing workforce reductions of approximately 40%;
- refining its underwriting standards;
- improving its private education loan product; and
- diversifying its funding sources.

During 2008, Citigroup benefited from substantial U.S. Government financial involvement, including raising an aggregate of $45.0 billion through the sale of Citigroup equity to the U.S. Department of Treasury as part of the Troubled Asset Relief Program (TARP). Citigroup's first quarterly progress report regarding its implementation and management of the TARP program, released on February 3, 2009, indicated that Citigroup would allocate $1.0 billion of the TARP capital to student lending. In connection with this proposal, the Company is considering various initiatives in an effort to increase planned FFEL Program originations by $1.0 billion for the 2009-2010 academic year. The Company expects to fund these additional originations through the Participation Program.

During the fourth quarter, the Company began borrowing under the Participation Program. Under this program, the Department provides interim short-term liquidity to FFEL Program lenders at a rate of CP plus 50 basis points on the principal amount of participation interests outstanding. The loans funded under the Participation Program must either be refinanced or sold to the Department pursuant to the Purchase Program prior to its expiration on September 30, 2009. See **Legislation and Regulations** on page 25 and **Liquidity and Capital Resources** on page 22, for further details.

Net income of $74.8 million, or $3.74 per share, for the year ended December 31, 2008, decreased by $107.9 million or 59% compared to net income of $182.7 million, or $9.13 per share, reported for 2007. The unprecedented disruption and lack of liquidity in the financial markets had a significant negative impact on the Company's operations. These conditions contributed to a reduction in net interest income of $57.3 million for 2008 as compared to 2007 and also limited the Company's ability to sell and securitize loans, which resulted in a year-over-year decrease in associated gains of $108.1 million. These decreases were offset by net increases in mark-to-market gains on the Company's retained interests and associated hedges, which are recorded in fee and other income.

During the twelve months ended December 31, 2008, the Company's managed student loan portfolio grew by $4.8 billion or 13% to $42.1 billion, reflecting the Company's continued strong origination performance. The managed portfolio includes $25.6 billion of Company-owned loan assets and $16.5 billion of loans serviced on behalf of securitization trusts or other lenders. Originations for the year included FFEL Program Stafford and PLUS originations of $5.7 billion, a 25% increase from 2007. The Company also made new CitiAssist loan commitments of $1.8 billion, which were consistent with the amount of commitments made in 2007. Also during the year, the Company's loan consolidation and other secondary market activities contributed $0.8 billion of loans, which represents a decrease of 65% from 2007. This decrease was a direct result of the Company temporarily withdrawing from the consolidation loan markets during the year and illiquidity in the secondary loan markets.

Critical Accounting Estimates

Certain accounting estimates made by management are considered to be important to the portrayal of the Company's consolidated financial condition. Since management is required to make difficult, complex or subjective judgments and estimates, actual results could differ from those estimates. The most significant of these critical estimates and judgments are those used to account for student loan securitizations, the value of related retained interests and allowance for loan losses. See the Notes to the Consolidated Financial Statements for more information on the Company's accounting estimates.

Student loan securitizations

The Company securitizes student loan assets as a means of accessing competitive financing rates in the market and providing an alternative source of funding. Initial and subsequent measurements of the fair value of retained interests in securitized assets are performed using discounted cash flow models. The discount rate, basis spreads between the Company's interest earning assets (based on CP, the prime rate, or the 91-day Treasury Bill rate) and its funding costs (primarily based on LIBOR), anticipated net credit loss rate, anticipated prepayment rates and projected borrower benefit utilization rates are key assumptions used to measure the fair value of retained interests. These assumptions are subject to change due to various factors such as regulatory changes and fluctuations in market conditions. In addition, due to the long expected lives of these retained interests, which have weighted-average lives of up to ten years, the Company is required to make assumptions about borrower behavior and market conditions far into the future, thereby increasing the likelihood that actual events may differ from the Company's assumptions. Accordingly, these assumptions are continually monitored by management and are updated on a quarterly basis in an effort to reflect current market conditions. Future changes in prevailing market conditions or the regulatory environment could result in write downs of the Company's retained interests. For further information on the impact of the Company's assumptions and estimates related to student loan securitizations, see Note 15 to the Consolidated Financial Statements.

The Financial Accounting Standards Board (FASB) is currently deliberating its proposed revisions to the accounting standards governing asset transfers and securitization accounting under SFAS 140. While the revised standard has not been finalized, the proposed changes may have a significant impact on the Company's Consolidated Financial Statements as the Company may lose sales treatment for assets previously sold to a Qualified Special Purpose Entity (QSPE), as well as for future sales. This proposed revision could become effective as early as January 2010. Upon completion of these standards, the Company will need to reevaluate its accounting and disclosures. See Note 2 to the Consolidated Financial Statements for further information.

Allowance for loan losses

The allowance provides a reserve for estimated losses inherent in the Company's loan portfolio. Loss guarantees from the U.S. Government or private insurance coverage partially mitigate the Company's exposure to loan losses. The size of the allowance is established based on amounts of estimated probable losses inherent in the Company's FFEL Program and private education loan portfolios. Losses are estimated from historical delinquency and credit loss experience, which are updated for recent performance and then applied to the current aging of the portfolio.

The Company's allowance for loan losses increased $68.2 million in 2008. This increase includes $48.9 million related to the Uninsured CitiAssist Custom portfolio (as defined on page 11) and is due to seasoning of the portfolio and higher loss estimates given the economic conditions. At December 31, 2008, the Uninsured CitiAssist Custom portfolio represented 4% of the Company's student loan assets. The allowance increase in the other loan portfolios is primarily associated with discontinuing the purchase of private insurance, the bankruptcy of a for-profit school and higher loan volumes.

Effective January 1, 2008, the Company ceased insuring new CitiAssist Standard (as defined on page 11) loan originations. Also during 2008, the Company refined its underwriting standards which significantly reduced the origination of new higher risk Uninsured CitiAssist Custom loans and is expected to improve the overall asset quality of new originations.

Government risk-sharing provisions applicable to FFEL Program loans, changes in the quality of loans moving into repayment, the economic environment, and changes in the Company's collections strategies could impact delinquency rates and credit loss rates. To the extent that future changes in any of these factors differ materially from the Company's current estimates, further changes in the allowance for loan losses may result. For more information on the allowance for loan losses, see Notes 1 and 4 to the Consolidated Financial Statements.

Accounting Changes and Future Application of Accounting Standards

See Note 1 and 2 to the Consolidated Financial Statements for discussion of accounting changes and future applications of accounting standards.

Consolidated Financial Condition and Results of Operations

Financial Condition

Loans

At December 31, 2008, the Company's student loan assets, including deferred costs, were comprised of FFEL Program loans, private education loans and an inventory of loans held for sale. See Note 4 to the Consolidated Financial Statements for a presentation of the loan portfolio by program type.

Balances related to the Company's owned and managed loan portfolios are summarized below:

	Ending Balances	
(Dollars in millions)	**December 31, 2008**	December 31, 2007
Owned loans	**$25,643**	$22,034
Managed loans	**42,107**	37,311

	Year to Date Average Balances	
(Dollars in millions)	**December 31, 2008**	December 31, 2007
Owned loans	**$24,316**	$22,825
Managed loans	**39,938**	36,109

The table below shows the aggregate activity in the Company's loan portfolios:

(Dollars in millions)	**2008**	2007
Balance at beginning of period	**$22,034**	$21,289
FFEL Program Stafford and PLUS Loan disbursements	**5,737**	4,601
Secondary market and other loan procurement activities	**2,170**	4,211
Loan reductions[1]	**(2,004)**	(3,410)
Loan securitizations, including deferred costs	**(2,064)**	(2,931)
Loan sales, including deferred costs	**(132)**	(1,758)
Deferred costs and other adjustments	**(98)**	32
Balance at end of period	**$25,643**	$22,034

(1) Loan reductions are attributable primarily to borrower principal payments, loan consolidations and claims paid by guarantors.

Loan Disbursements and Procurement Activity

The Company makes loans through retail, direct-to-consumer and wholesale channels. The retail channel represents loan activity directed by the Company's retail sales force and is initiated primarily through the Company's relationships with schools and universities. Retail volume consists primarily of FFEL Program Stafford and PLUS Loans and CitiAssist loans. Loan consolidations and other secondary market volume represent loan activity initiated outside the retail channel, through activities such as direct marketing to consumers or purchases of loans originated by other lenders and includes all loan types.

Details of the Company's origination activity are presented in the table below:

(Dollars in millions)	**2008**	2007	Difference	% Change
Retail:				
FFEL Program Stafford and PLUS Loan originations	**$5,737**	$4,601	$ 1,136	25%
CitiAssist loans disbursed under commitments to purchase[1]	**1,759**	1,755	4	0%
Total Retail	**7,496**	6,356	1,140	18%
Loan consolidation and other secondary[2] market volume	**844**	2,389	(1,545)	(65)%
Total Originations	**$8,340**	$8,745	$ (405)	(5)%

(1) These amounts represent CitiAssist loans disbursed by CBNA. These loans have been or will be purchased by the Company after final disbursement.

(2) Approximately half of the loan consolidation and other secondary market volume presented in the table above for the years ended December 31, 2008 and 2007, represent consolidations of student loans already held in the Company's loan portfolio.

In response to the dislocation in the capital markets and federal legislation, the Company significantly reduced, and in some cases discontinued, its less profitable retail, wholesale and consolidation loan origination activities. Despite these actions, the Company's FFEL Program originations have continued to increase, which is primarily attributable to an increase in the annual and aggregate Stafford borrowing limits, the withdrawal of many lenders from the FFEL Program and overall growth in the marketplace. CitiAssist loan disbursements were flat relative to 2007, reflecting both the increase in Stafford borrowing limits and the Company's refined underwriting standards.

In order to comply with certain legal and regulatory requirements, private education loans are originated by CBNA through an intercompany agreement. After final disbursement, the Company purchases all private education loans from CBNA. At December 31, 2008 and 2007, the private education loans disbursed and still held by CBNA were $1.0 billion and $0.7 billion, respectively.

Generally, loans are not specifically purchased or originated for resale, and accordingly are recorded in the Company's portfolio. Management continually assesses its future securitization plans, participation in the government funding programs and anticipated loan sales and may transfer loans into the held for sale portfolio to meet the Company's near term sale and securitization requirements.

Allowance for loan losses

The Company's allowance for loan losses and current period provision for loan losses increased significantly compared to the prior year. The primary driver is the Uninsured CitiAssist Custom portfolio which is comprised of loans made to non-traditional students or loans with less stringent underwriting standards. As more of these loans entered repayment, write-offs increased causing a rise in the current period provision for loan losses. Sixty-five percent of this portfolio is in repayment and most of the balance is expected to start within the next 24 months. In addition, analysis of the portfolio activity as it continues to season provides the Company with additional information regarding the performance of these loans, which enhanced the Company's estimates.

During the year, the Company terminated a majority of its programs with schools that generated Uninsured CitiAssist Custom loans. Other increases in the allowance and current period provision are due to no longer insuring new volume, the bankruptcy of a proprietary school, and higher loan volumes. The Company ceased insuring new CitiAssist loans (Uninsured CitiAssist Standard) with loans originated on or after January 1, 2008. The Company expects the increased net loan losses are likely to be more than offset by decreases in insurance premiums paid.

The Company categorizes allowance for loan losses as FFEL Program, Insured CitiAssist, Uninsured CitiAssist Standard and Uninsured CitiAssist Custom.

An analysis of the allowance for loan losses and its components is presented in the table below:

(Dollars in thousands)	**2008**	2007	2006
Balance at beginning of period:			
FFEL Program	**$ 12,312**	$ 6,911	$ 1,993
Insured CitiAssist	**3,214**	721	762
Uninsured CitiAssist Standard	**–**	–	–
Uninsured CitiAssist Custom	**26,589**	6,565	2,235
	$ 42,115	$ 14,197	$ 4,990
Provision for loan losses:			
FFEL Program	**$ 17,396**	$ 15,458	$ 8,289
Insured CitiAssist	**14,051**	6,036	3,507
Uninsured CitiAssist Standard	**12,138**	–	–
Uninsured CitiAssist Custom	**97,310**	38,426	14,374
	$ 140,895	$ 59,920	$ 26,170
Charge offs:			
FFEL Program	**$ (12,622)**	$ (8,403)	$ (3,380)
Insured CitiAssist	**(8,753)**	(3,543)	(3,548)
Uninsured CitiAssist Standard	**(247)**	–	–
Uninsured CitiAssist Custom	**(58,996)**	(24,099)	(12,696)
	$ (80,618)	$ (36,045)	$ (19,624)
Recoveries:			
FFEL Program	**$ –**	$ –	$ 9
Insured CitiAssist	**–**	–	–
Uninsured CitiAssist Standard	**–**	–	–
Uninsured CitiAssist Custom	**10,578**	5,697	2,652
	$ 10,578	$ 5,697	$ 2,661
Other[(1)]:			
FFEL Program	**$ (2,641)**	$ (1,654)	$ –
Insured CitiAssist	**–**	–	–
Uninsured CitiAssist Standard	**–**	–	–
Uninsured CitiAssist Custom	**–**	–	–
	$ (2,641)	$ (1,654)	$ –
Balance at end of period:			
FFEL Program	**$ 14,445**	$ 12,312	$ 6,911
Insured CitiAssist	**8,512**	3,214	721
Uninsured CitiAssist Standard	**11,891**	–	–
Uninsured CitiAssist Custom Programs	**75,481**	26,589	6,565
	$ 110,329	$ 42,115	$ 14,197

(1) Represents reserve amounts associated with loans sold, securitized or reclassified as held-for-sale.

The Company's allowance for loan losses includes all losses at each reporting period that are both probable and estimable. However, no assurance can be provided that the allowance for loan losses will be adequate to cover all losses that may in fact be realized in the future, or that a higher level of provision for loan losses will not be required.

Private Education Loans

The Company's private education loan portfolio is not guaranteed by the federal government. Although private education loans do not carry a federal government guarantee, the Company purchased private insurance on 75% of the outstanding balances of these loans through United Guaranty Commercial Insurance Company of North Carolina and New Hampshire Insurance Company (UGCIC/NHIC) and on 2% of the outstanding balances of these loans through Arrowood Indemnity Company (Arrowood). UGCIC/NHIC are subsidiaries of American International Group (AIG). Arrowood is a wholly owned subsidiary of Arrowpoint Capital Corporation (Arrowpoint).

These insurance providers insure the Company against a portion of losses arising from borrower loan default, bankruptcy or death. Under the Arrowood program, private education loans submitted for default claim are generally subject to a risk-sharing deductible of 5% of the outstanding principal and accrued interest balances. Under the UGCIC/NHIC program, default claims are generally subject to risk-sharing deductibles between 10% and 20% of the outstanding principal and accrued interest balances.

Since 2003, UGCIC/NHIC has insured the Company for maximum portfolio losses ranging from 12.5% to 13.5%. The Company is exposed to 100% of losses that exceed these thresholds. These losses are not currently forecast to exceed these thresholds however, if deterioration in market conditions continues losses could be higher than expected. For loans insured during 2005 and 2006, the insurance premium is calculated under an experience-rated plan, which may require additional premium payments of up to $58.2 million in order to maintain insurance coverage for these loans if the loss limits exceed the established parameters. No payments are expected to be made in 2009. The Company ceased insuring new CitiAssist Standard loans in January 2008.

At December 31, 2008, NHIC was rated A+/Watch/ Negative by Standard & Poor's and Aa3/Negative by Moody's. UGCIC is not rated by Standard & Poor's. At December 31, 2008, UGCIC was rated Baa1/Negative by Moody's reflecting Moody's view that within the second lien and student loan sectors, loss emergence could meaningfully surpass stand alone claims paying resources and that fundamentals in these segments are unlikely to improve in the medium term. Subsequently, UGCIC was downgraded by Moody's to Baa2/Negative on February 13, 2009 reflecting the downgrade of UGCIC's parent. Subsequently, on February 25, 2009, Moody's withdrew their rating of both UGCIC and its parent, citing business reasons, which Moody's defines as reasons unrelated to bankruptcy, reorganization status or adequacy of information. These negative factors are somewhat mitigated by AIG's explicit support agreements with UGCIC, but AIG has no legal obligations to the Company. In addition, on September 16, 2008, the Federal Reserve announced that it had authorized the Federal Reserve Bank of New York to lend up to $85.0 billion to AIG to prevent a disorderly failure of AIG. According to the Federal Reserve, the loan is intended to facilitate a process under which AIG can sell certain of its businesses in an orderly manner, with the least possible disruption to the overall economy. Subsequently, AIG announced additional financing arrangements through the Federal Reserve that could provide additional liquidity. AIG announced that it plans to sell lines of business, which do not include UGCIC and NHIC. Most recently, AIG announced they are continuing to work with the U.S. Government to evaluate potential new alternatives for addressing AIG's financial challenges. Claim payments are being made on a regular basis. Any failure of AIG, or sale of UGCIC/NHIC, could have an adverse impact on the Company's financial condition and results of operations as it relates to the Company's UGCIC/NHIC insured loan portfolio.

From 1997 to 2002, the Company purchased private insurance from RSAUSA. RSAUSA decided to exit the U.S. market and sold RSAUSA in 2007 to Arrowpoint, a company owned and operated by their management and independent directors. Arrowpoint is being operated in a run-off mode and it is no longer generating new business. Arrowpoint's stated business objective is to meet policy holder obligations and profitably wind-down the business. As part of the purchase, Arrowpoint agreed to certain operating restrictions and the appointment of a claims monitor to protect policy holders. Arrowood is making claim payments on a regular basis. Neither Arrowpoint nor Arrowood is rated. Any failure of either could have an adverse impact on the Company's financial condition and results of operations as it relates to the Company's Arrowood insured loan portfolio.

Information on private education loans, including delinquency and insurance coverage, are shown in the table below:

	December 31, 2008				December 31, 2007		
(Dollars in thousands)	**Insured**	**Uninsured Standard**	**Uninsured Custom**	**Total**	Insured	Uninsured Custom	Total
Total private education loans	**$4,541,439**	**$409,686**	**$910,420**	**$5,861,545**	$3,869,945	$826,392	$4,696,337
Private education loans in repayment	**2,183,558**	**181,384**	**587,634**	**2,952,576**	1,443,110	494,093	1,937,203
Private education loans in forbearance	**213,479**	**26,402**	**40,265**	**280,146**	147,243	22,841	170,084
Percent of private education loans that are delinquent 30 - 89 days	**2.3%**	**1.0%**	**4.2%**	**2.6%**	2.4%	3.8%	2.8%
Percent of private education loans that are delinquent 90 days or more	**1.6%**	**0.1%**	**1.2%**	**1.4%**	1.3%	1.0%	1.2%
Allowance for loan losses	**$ 8,512**	**$ 11,891**	**$ 75,481**	**$ 95,884**	$ 3,214	$ 26,589	$ 29,803
Private education loans covered by risk-sharing agreements with schools	**–**	**–**	**474,481**	**474,481**	–	493,296	493,296
Average private education loans in repayment	**1,639,070**	**103,025**	**494,416**	**2,236,511**	939,998	411,377	1,351,375
Average private education loans in repayment and forbearance	**1,840,280**	**116,403**	**528,241**	**2,484,924**	1,054,980	432,404	1,487,384
Net credit losses as a percentage of average loans in repayment	**0.5%**	**0.2%**	**9.8%**	**2.6%**	0.4%	4.5%	1.6%
Net credit losses as a percentage of average loans in repayment and forbearance	**0.48%**	**0.2%**	**9.2%**	**2.3%**	0.3%	4.3%	1.5%
Allowance as a percentage of total loan balance	**0.2%**	**2.9%**	**8.3%**	**1.6%**	0.1%	3.2%	0.6%
Allowance as a percentage of total loans in repayment	**0.4%**	**6.6%**	**12.8%**	**3.3%**	0.2%	5.4%	1.54%
Coverage of net credit losses in years	**1.0**	**48.1**[(1)]	**1.6**	**1.7**	0.9	1.4	1.4

(1) The allowance for loan losses on this portfolio takes into account loans that have not entered into repayment.

Through year end 2008, credit deterioration in the general market has not had a significant impact on the private loan portfolio. Delinquency and forbearance rates are up slightly from the prior year end. Forbearance is a key risk mitigation tool for borrowers willing to make payments but experiencing temporary financial difficulties. Currently, borrowers are generally limited to 12 months of cumulative forbearance time over the life of the loan. Borrower performance after using forbearance is monitored and has proven to be effective in preventing defaults. As the economy continues to contract, the Company's financial condition could be adversely impacted by increasing net credit losses.

The Uninsured Custom loans at December 31, 2008 include $186.7 million of higher risk loans made to students attending proprietary schools. Uninsured Custom loans of $910.4 million also include loans to students attending traditional schools. Most of these Uninsured Custom loans did not follow the Company's standard underwriting process. Approximately 50% of the Uninsured Custom loans in both categories is covered by risk-sharing agreements with schools and universities. Under these programs, the school or university assumes a portion of the Company's credit exposure for the covered loans. The risk-sharing agreements generally take one of two forms: i) the school reimburses the Company for a specified percentage of losses of 50% to 100% when the losses exceed an agreed upon threshold ranging from 0% to 100%, or ii) the school pays 8% to 50% of the total disbursed amount to compensate for future expected losses. Although this reduces the Company's overall risk, these programs generally transfer less risk away from the Company than private insurance coverage.

Results of Operations

Factors Affecting Net Interest Income

Net Interest Margin Spread Analysis

A net interest margin spread analysis for the Company's on-balance sheet portfolio is as follows:

	2008	2007	Favorable (Unfavorable) Change
Student loan yield	**5.25 %**	7.29 %	(2.04)%
Consolidation loan rebate fees	**(0.27)%**	(0.39)%	0.12 %
Accreted interest on residual interests	**0.26 %**	0.25 %	0.01 %
Amortization of deferred loan origination and purchase costs	**(0.39)%**	(0.47)%	0.08 %
Net yield	**4.85 %**	6.68 %	(1.83)%
Cost of funds(1)	**(3.53)%**	(5.02)%	1.49 %
Net interest margin	**1.32 %**	1.66 %	(0.34)%

(1) Cost of funds was calculated by dividing interest expense by average interest bearing assets.

The Company's net interest margin is affected by a variety of factors, including the interest rate environment, regulatory actions and competition. Most FFEL Program loans qualify for special allowance payments (SAP) from the federal government. Whenever the stated interest rate on these FFEL Program loans provides less than prescribed rates of return, as defined by the Higher Education Act, the federal government makes a SAP. For loans originated on or after April 1, 2006, the Company must return excess interest to the federal government. The CCRA Act reduced SAP for new loans originated on or after October 1, 2007. The impact of this reduction in SAP will grow over time as the amount of loans originated after October 1, 2007 increases relative to the Company's overall portfolio.

The Company's student loan yield is either based on CP or Treasury rates (FFEL Program loans) or the prime rate (private education loans) plus an incremental credit spread. The Company has the ability to set credit spreads on its private education loans to reflect current market conditions at origination. However, credit spreads earned on FFEL Program loans are prescribed under the Higher Education Act.

In contrast, the Company's cost of funds is primarily based on LIBOR plus an incremental credit spread. Increasing or decreasing LIBOR rates combined with increasing or decreasing credit spreads affect the Company's overall interest expense. LIBOR rates on the Company's debt reset periodically while credit spreads are fixed based on market rates at the time of borrowing.

Over the past year the spread between CP and LIBOR has been highly volatile, particularly in the fourth quarter following the implementation of the Federal Reserve Bank's Commercial Paper Funding Facility (CPFF). The CPFF program was established to purchase highly rated 90-day commercial paper to help ease the liquidity crisis in the market. The initial program was authorized from October 27, 2008 through April 30, 2009, but was later extended through October 30, 2009. Under the CPFF, the Federal Reserve purchases three-month dollar-denominated CP at a spread over the Three-Month Overnight-Indexed Swap Rate, which is a measure of traders' expectations for the Fed's benchmark rate.

The introduction of the CPFF has resulted in fewer and smaller transactions in the commercial paper market and pricing has been reflective of lower funding costs. The CPFF has also contributed to an unprecedented divergence between CP, which determines SAP, and LIBOR, which is the basis of the Company's funding.

In response to this, the Department modified the manner in which it determined the fourth quarter SAP. This modification resulted in an incremental SAP of $17.0 million over the amount that would have been received had the Department not modified the manner in which it determined the fourth quarter SAP. The Department has not indicated whether it would apply the same or any other modified approach for determining SAP over the remaining term of the CPFF. If relief is not provided and CP and LIBOR continue to diverge, the Company's net interest margins will be adversely impacted, as will the value of its retained interests.

The credit spreads on the Company's most recent borrowings under the Omnibus Credit Agreement and on the most recent securitizations have increased considerably as a result of adverse market conditions. During 2008, these higher credit premiums decreased the Company's net interest income by $79.7 million. This adverse trend towards higher credit spreads is expected to continue as the Company refinances its maturing term debt under less favorable conditions. Because product pricing is fixed at origination, spread increases on refinanced debt have caused and will continue to cause net interest margin compression on the Company's pre-existing loan portfolio. In an effort to mitigate this compression, the Company continuously refines its product pricing strategy to reflect current market conditions and has reduced certain borrower incentive programs for new originations. In addition, the Company began borrowing under the Participation Program in December 2008. See **Legislation and Regulations** on page 25 and **Liquidity and Capital Resources** on page 22 for further details.

The Company's net interest margin decreased by 34 basis points during the year ended December 31, 2008 compared to the same period last year. This decrease in margin is the result of an increase in the cost of funds resulting from the refinancing of maturing term debt under less favorable conditions, resulting in higher credit premiums over LIBOR. Partially offsetting the higher credit premiums were lower year-over-year consolidation rebate fees and amortization of deferred costs. At December 31, 2008 and 2007, the outstanding borrowings had contractual weighted average interest rates of 3.3% and 5.1%, respectively. This decrease of 1.8% was primarily driven by declining borrowing rates. See Note 6 in the Consolidated Financial Statements for more details.

Average Balance Sheet

(Dollars in millions)	Years Ended December 31, **2008**	2007	2006
Average Balances:			
Assets			
Average interest bearing assets	**$25,031**	$23,395	$25,624
Average non-interest bearing assets	**913**	886	749
Total average assets	**$25,944**	$24,281	$26,373
Liabilities			
Average interest bearing liabilities	**$23,925**	$22,038	$24,218
Average non-interest bearing liabilities	**300**	619	690
Average equity	**1,719**	1,624	1,465
Total average liabilities and equity	**$25,944**	$24,281	$26,373
Net Interest Income:			
Interest income	**$ 1,215**	$ 1,564	$ 1,625
Interest expense	**(884)**	(1,175)	(1,213)
Net interest income	**$ 331**	$ 389	$ 412
Interest Income (Expense) Average Rates:			
Interest income/average interest bearing assets	**4.85%**	6.68%	6.34%
Total interest income/total average assets	**4.68%**	6.44%	6.16%
Interest expense/average interest bearing assets	**(3.53)%**	(5.02)%	(4.73)%
Total interest expense/total average assets	**(3.41)%**	(4.84)%	(4.60)%
Net interest income/average interest bearing assets	**1.32%**	1.66%	1.61%

Rate/Volume Analysis

The following table shows the contribution to year-over-year changes in net interest income (interest income less interest expense) due to changes in both the weighted average balances and interest rates of loan assets and funding liabilities:

	2008 Compared to 2007			2007 Compared to 2006		
	Increase (decrease) due to change in:			Increase (decrease) due to change in:		
(Dollars in millions)	**Volume**	**Rate**	**Net**	Volume	Rate	Net
Interest earning assets	**$109**	**$(457)**	**$(348)**	$(141)	$ 80	$(61)
Interest bearing liabilities	**101**	**(392)**	**(291)**	(109)	71	(38)
Net interest income	**$ 8**	**$ (65)**	**$ (57)**	$ (32)	$ 9	$(23)

2008 Compared to 2007

The Company's comparisons of financial highlights are as follows:

(Dollars in thousands)	Years Ended December 31, **2008**	2007	Favorable (Unfavorable) Change	Favorable (Unfavorable) % Change
Net interest income	**$331,299**	$388,647	$ (57,348)	(15)%
Provision for loan losses	**(140,895)**	(59,920)	(80,975)	(135)%
Gains on loans sold and securitized	**3,794**	111,858	(108,064)	(97)%
Fee and other income	**101,197**	36,301	64,896	179%
Operating expenses	**(179,875)**	(179,518)	(357)	(0)%
Provision for income taxes	**(40,714)**	(114,677)	73,963	64%
Net income	**$ 74,806**	$182,691	$(107,885)	(59)%
Total operating expenses as a percentage of average managed student loans	**0.45%**	0.50%	0.05%	
Return on average equity	**4.7%**	11.5%	(6.8)%	
Effective tax rates	**35.2%**	38.6%	3.4%	

Net interest income

Net interest income of $331.3 million for the year ended December 31, 2008 decreased by $57.3 million as compared to the same period in 2007. This decrease was mainly the result of a decrease in net interest margin, offset in part by higher average loan balances. The net interest margin for year ended December 31, 2008 was 1.32%, which was a 34 basis point decrease from the same period in 2007. This decrease in margin is the result of an increase in the cost of funds resulting from the refinancing of maturing term debt under less favorable conditions, resulting in higher credit premiums over LIBOR. These higher credit premiums decreased the Company's net interest income by $79.7 million. Also driving this decrease was a $16.3 million reduction in interest income due to the enactment of the CCRA Act. See ***Factors Affecting Net Interest Income*** on page 15 for further information.

Gains on loans sold and securitized

Gains on loans sold and securitized for the year ended December 31, 2008 totaled $3.8 million, a $108.1 million decrease from the same period in 2007. Overall degradation of market conditions, which began during 2007 and has continued through 2008, has virtually eliminated the market for whole loan sales and significantly impacted the economics of securitizations.

Fee and other income

The increase in fee and other income was primarily due to an increase in net gains on the Company's derivatives and retained interests from securitizations of $104.7 million reflecting lower than expected borrower benefit utilization and a decline in prepayments which extended the expected life of the securitization trusts. The increase was partially offset by a lower of cost or fair value write down of $34.7 million taken on held for sale loans recorded in 2008. See Note 15 to the Consolidated Financial Statements for further information regarding the retained interests in off-balance sheet securitized assets and the effect of changes in each of the key assumptions used to determine the fair value of the retained interests. For more information on the Company's derivative agreements, see Note 13 to the Consolidated Financial Statements.

Operating expenses

Total operating expenses of $179.9 million for the twelve months ended December 31, 2008 were $0.4 million higher than 2007. Included in the 2008 and 2007 operating expenses were $12.4 million and $0.7 million respectively, of restructuring and related charges, primarily severance, associated with the Company's strategic repositioning efforts. Excluding these restructuring and related charges in both periods, operating expenses for 2008 were $11.3 million or 6% lower than the prior year. The Company's operating expense ratio excluding restructuring and related charges (total operating expenses less restructuring and related charges as a percentage of average managed student loans) for 2008 was 0.42%, eight basis points lower than 2007, reflecting the effects of the Company's strategic realignment activities. See Note 3 to the Consolidated Financial Statements for further information regarding the Company's restructuring and related charges.

Provision for loan losses

The increase in provision for loan losses was driven by the continued seasoning of the uninsured CitiAssist portfolio as well as revised loss estimates, discontinuing the purchase of private insurance, the bankruptcy of a for-profit school, legislative changes reducing claim reimbursement rates on FFEL Program loans and higher loan volumes. For a full discussion of trends in the Company's loan losses, see ***Allowance for Loan Losses*** on page 11.

Provision for income taxes

The Company's effective tax rate during the year ended December 31, 2008 was 35.2%, compared to 38.6% in the same period of 2007. The decrease from 2007 to 2008 reflects a credit resulting from the revaluation of the Company's current and deferred income taxes, partially offset by the recognition of liabilities related to uncertain tax positions in certain states. The net credit relating to prior periods amounted to $6.8 million during the year ended December 31, 2008. As of December 31, 2008, the blended statutory rate was 37.4%.

2007 Compared to 2006

The Company's comparisons of financial highlights are as follows:

	Years Ended December 31,			
(Dollars in thousands)	2007	2006	Favorable/ (Unfavorable) Change	Favorable/ (Unfavorable) % Change
Net interest income	$388,647	$411,530	$ (22,883)	(6)%
Provision for loan losses	(59,920)	(26,170)	(33,750)	(129)%
Gains on loans sold and securitized	111,858	215,830	(103,972)	(48)%
Fee and other income	36,301	28,861	7,440	26 %
Operating expenses	(179,518)	(165,759)	(13,759)	(8)%
Provision for income taxes	(114,677)	(177,480)	62,803	35 %
Net income	$182,691	$286,812	$(104,121)	(36)%
Total operating expenses as a percentage of average managed student loans	0.50%	0.51%	1%	
Return on average equity	11.5%	19.8%	(8.3)%	
Effective tax rates	38.6%	38.2%	(0.4)%	

Net interest income

The decrease in net interest income was primarily due to the decrease in average student loan balances as a result of securitizations, partially offset by an increase in net interest margin of five basis points from 1.61% in 2006 to 1.66% in 2007. See ***Factors Affecting Net Interest Income*** on page 15 for further information.

Gains on loans sold and securitized

During 2007 and 2006, the Company sold and securitized $4.6 billion and $8.5 billion, respectively, of student loans. The smaller volume of loans sold and securitized in 2007 resulted in a lower gain compared to 2006. The lower volume of loans securitized resulted from the Company's election to postpone securitization activities during the third and fourth quarters of 2007 due to adverse market conditions reflecting the dislocation and illiquidity in the asset-backed securities and credit markets.

Fee and other income

The increase in fee and other income was primarily due to a $32.9 million increase in servicing revenue, reflecting the growth of the Company's managed loan portfolio, partially offset by a $21.7 million increase in losses due to changes in the fair market value of the Company's retained interests and derivatives. See **Critical Accounting Estimates** on page 8 and Note 15 to the Consolidated Financial Statements for further information regarding the retained interests in securitized assets and the effect of changes in each of the key assumptions used to determine the fair value of the retained interests. For more information on the Company's derivative agreements, see Note 13 to the Consolidated Financial Statements.

Operating expenses

The increase in total operating expenses for the year ended December 31, 2007 was primarily due to a decrease in expense deferrals relating to capitalized internally developed software projects. The increase also reflects the additional incremental costs to service and administer the larger managed loan portfolio.

Provision for loan losses

The increase in the provision for loan losses includes $9.7 million related to the CCRA Act's elimination of the Exceptional Performer (EP) program. The remaining increase is primarily due to continued seasoning of the uninsured private education loan portfolio. See **Legislation and Regulatory Impacts** on page 25 for additional information on the CCRA Act and other legislation.

Provision for income taxes

The Company's effective tax rate during the year ended December 31, 2007 was 38.6%, compared to 38.2% in the same period of 2006. The increase in the tax rate was primarily due to the impact of changes in certain state tax apportionments.

Securitization Activity and Off-Balance Sheet Transactions

The Company securitizes student loans through the establishment of trusts, which purchase loans from the Company and sell notes backed by those loans. The Company has historically relied on securitizations to assist in funding new loan origination activities. Securitizations that qualify for sales treatment are referred to as off-balance sheet transactions and those that do not are recorded as financings and are included in the Company's Consolidated Balance Sheets. The Company generally retains a residual interest in as well as the servicing rights on its off-balance sheet transactions.

The Company completed one securitization sale and one securitization financing during 2008, versus two securitization sales during 2007. The following table summarizes the Company's securitization activity:

	Years Ended December 31,	
(Dollars in thousands)	**2008**	2007
Securitization sales:		
Student loans securitized[1]	**$2,035,540**	$2,876,812
Net proceeds from student loans securitized during the period	**1,973,207**	2,907,581
Realized gains on loans securitized	**1,262**	70,814
Securitization financings:		
Student loans securitized[1]	**$1,993,213**	$ –
Net proceeds from student loans securitized during the period[2]	**1,798,638**	–

(1) Amounts represent the principal value of the student loans securitized as of the securitization date.

(2) The difference between student loans securitized and net proceeds received for the year ended December 31, 2008 primarily reflects $57.3 million of unissued notes, $10.5 million of issuance costs and discounts and $126.8 million of required overcollateralization (see Note 15).

The following table reflects balances related to all of the Company's securitizations:

(Dollars in thousands)	**December 31, 2008**	December 31, 2007
Total off-balance sheet student loans securitized[1]	**$15,096,341**	$14,123,887
Total on-balance sheet student loans securitized[2]	**1,890,139**	—
Total secured borrowings related to on-balance sheet securitization	**1,727,744**	—
Residual interests from off-balance sheet student loans securitized	**942,807**	633,074
Servicing assets from off-balance sheet student loans securitized	**208,133**	199,112

(1) Amounts include securitized loan balances from ten off-balance sheet securitizations as of December 31, 2008 and nine as of December 31, 2007.

(2) Amounts include securitized loan balances from one on-balance sheet securitization as of December 31, 2008.

For further information on the Company's student loan securitizations, see Note 15 to the Consolidated Financial Statements.

The Company also has credit commitments with schools and institutions which are detailed in **Liquidity and Capital Resources** and ***Sources and Uses of Cash*** below, as well as derivative agreements which are described in Note 13 to the Consolidated Financial Statements.

Liquidity and Capital Resources

Sources and Uses of Cash

Cash received from borrower repayments, claim payments, subsidized interest and SAP received from the federal government, securitizations, funding under the Omnibus Credit Agreement and the Participation Program are the Company's primary sources of cash. The Company's primary uses of cash are new loan originations, funding operating expenses and repayment of debt.

In determining the appropriate mix of funding, the Company strives to balance the competing objectives of maximizing net interest income and minimizing risk. In an effort to manage risk, the Company seeks to match the terms of its funding with the terms of its assets, particularly the interest rate characteristics (including the index on which the rate is based and the timing of rate resets) and weighted average lives. The Company has historically relied on two primary sources of funding, the Omnibus Credit Agreement and securitizations, but has recently begun participating in the Department's Participation Program. The Company may shift its use of its available sources or augment funding with additional funding sources in response to changing market conditions.

The Omnibus Credit Agreement expires on December 31, 2009. The Company is currently negotiating a new agreement with CBNA to replace the existing agreement. If the agreement is not extended or replaced by that date, the borrowings outstanding at that date would continue to mature based on their originally contracted maturities. In addition, the Company would no longer have a guaranteed funding source for new borrowings, which could negatively impact the ability to fund future disbursements. Borrowings under the Ominbus Credit Agreement accounts for 89% of the Company's aggregate borrowings. Under the current Omnibus Credit Agreement, the cost of funding is negotiated on a borrowing-by-borrowing basis. Hence the cost of borrowing is affected by market conditions and as such future borrowing rates may vary and the Company's total funding cost can increase as maturing debt is refinanced with new borrowings. The agreement provides a maximum aggregate credit limit for combined short- and long-term borrowings of $30.0 billion. Although the Omnibus Credit Agreement contains no material financial covenants or restrictions, these may be incorporated into the terms of future borrowings. The Omnibus Credit Agreement terminates and all outstanding borrowings thereunder become due and payable if less than 50% of the voting equity interest in the Company is owned or controlled by CBNA or any of Citigroup's subsidiaries. This agreement does not restrict the Company's right to borrow from other sources.

At December 31, 2008, the amount of credit available under the Omnibus Credit Agreement was approximately $7.2 billion. During 2008, the Company entered into long-term borrowings totaling $6.2 billion under the Omnibus Credit Agreement. The net increase in borrowings under the Omnibus Credit Agreement was $1.3 billion at year end. The credit spreads on these new borrowings are substantially higher than what the Company paid on its previous borrowings under the Omnibus Credit Agreement reflecting the adverse market conditions of the past year. As of December 31, 2008, the Company has $12.7 billion of short-term borrowings outstanding under the Omnibus Credit Agreement. The interest rates on renewals of these borrowings are expected to be significantly higher and other terms may be less favorable than the Company's prior borrowings. See **Risk Factors** on page 38 for additional information.

Despite the adverse conditions within the credit markets, the Company was able to successfully execute one on-balance sheet and one off-balance sheet securitization during 2008. The Company used the $3.8 billion of net proceeds to fund its new loan disbursements and other operating activities. The credit spreads realized on these transactions were higher than any of the Company's previous securitizations, with credit spreads on the highest rated notes increasing from between 20 and 110 basis points over the transaction the Company completed during the fourth quarter of 2007. This increase is consistent with recent trends in the student loan asset-backed securities market. Due to these trends and adverse market conditions during the third quarter of 2008, the Company canceled a planned securitization and transferred $1.9 billion of loans held for sale back into its portfolio. Market conditions will continue to be closely monitored and will influence the Company's future securitization decisions. During February 2009, the Company completed a $0.5 billion on-balance sheet securitization. See Notes 1 and 15 to the Consolidated Financial Statements for additional information about the Company's securitization activities.

During December 2008, the Company obtained $1.0 billion of funding through the Department's Participation Program. This program provides the Company with an additional source of funding on qualifying FFEL Program loans originated during the 2008 - 2009 and 2009 - 2010 academic years at a rate of CP plus 50 basis points. As of January 30, 2009, the Company had participated $1.6 billion loans. Loans funded under the Participation Program must be refinanced on or before September 30, 2009 or the participated loans may be sold to the Department through the Purchase Program. See **Legislation and Regulations** on page 25 for further details.

The Department is supporting the establishment of a multi-lender asset-backed commercial paper conduit, or the ABCP Conduit. The ABCP Conduit's intent is to provide additional liquidity support to the FFEL Program loan market via the creation of a multi-seller asset-backed commercial paper conduit that purchases Stafford/PLUS loans first disbursed on or after October 1, 2003 but before July 1, 2009. Purchases of loans from lenders would be funded indirectly through the sale to private investors of government back-stopped asset-backed commercial paper, thereby providing financing at reasonable spreads. In the event the commercial paper issued cannot be reissued or "rolled" at maturity and the conduit does not have sufficient cash to repay investors, the Department has committed to provide liquidity to the ABCP Conduit by entering into forward purchase agreements to purchase the eligible student loans backing the ABCP Conduit at a predetermined price. In addition to providing financing at more normalized levels, a significant benefit to lenders is that eligible loans are permitted to have borrower benefits, which are currently not permitted under the Participation and Purchase programs. The Company anticipates having approximately $13.0 billion of Stafford/PLUS loans that would be eligible for the ABCP Conduit. The amount that is funded through this program will be dependent on market conditions, the total capacity of the conduit and industry demand for the conduit funding.

The Company's cash expenditures for equipment and computer software are primarily comprised of software developed for internal use. Cash expenditures for equipment and computer software totaled to $8.6 million and $6.6 million for years ended December 31, 2008 and 2007, respectively.

The Company's future cash needs will depend primarily on the volume of new loan disbursements as well as the cash provided by, or used in, operating activities. The Company expects new loan disbursement volumes to be funded via the various sources described above. In addition, the Company will continue to evaluate alternative funding sources. However, there can be no assurance that any such alternatives will provide terms that are comparable to or more favorable than those currently available to the Company. Management currently considers liquidity and capital to be sufficient to meet the Company's anticipated requirements for the next twelve months and, based on the Company's expectation that it will enter into a new funding agreement with CBNA before the 2009 expiration of the Omnibus Credit Agreement, for the longer-term.

Contractual Obligations

The following table includes aggregated information about the Company's contractual obligations. These contractual obligations impact the Company's short- and long-term liquidity and capital resource needs. The table includes information about payments due under specified contractual obligations as of December 31, 2008.

The Company's primary contractual cash obligations are indicated in the chart below:

(Dollars in millions)	Total	2009	2010	2011	2012	2013	Thereafter
Contractual long-term borrowings(1)	$14,139	$ 4,037	$ 5,711	$ 1,591	$ 850	$ 850	$ 1,100
Operating lease commitments(2)	11	2	2	2	2	2	1
Loan purchase commitments(2)	1,508	1,508	–	–	–	–	–
Loan disbursement commitments(2)	2,162	2,162	–	–	–	–	–

(1) Amounts include the $4.0 billion short-term portion of long-term borrowings. For additional information about long-term debt, see Note 6 to the Consolidated Financial Statements.

(2) For additional information, see Note 17 to the Consolidated Financial Statements.

Generally, the Company purchases loans under commitment obligations within one year of first disbursement or in accordance with contractual terms. These contractual terms may stipulate that the loans are not to be purchased by the Company until after the borrowers' graduation dates. The Company also provides lines of credit to certain institutions. Such lines are used by these organizations exclusively to disburse FFEL Program loans which the Company will subsequently purchase. At December 31, 2008, these organizations have unused lines of credit of $18.0 million. In addition, the Company had loan sales commitments of $3.5 million at December 31, 2008.

As of December 31, 2008, the Company had $1.7 billion of secured borrowings of which $0.2 billion is denominated in Euros. An additional $0.1 billion of notes associated with the transaction remain available for issuance. The total authorized borrowings of $1.9 billion were collateralized by $2.0 billion of FFEL Program Consolidation Loans. Principal payments on the secured borrowings are made as funds are collected on the collateralized loans.

Related Party Transactions

A number of significant transactions are carried out between the Company and Citigroup and/or CBNA and its affiliates. CBNA is a party to certain intercompany agreements entered into by the Company, including the Omnibus Credit Agreement, a tax-sharing agreement and student loan originations and servicing agreements. In addition, the Company maintains a trust agreement with CBNA through which it originates FFEL Program loans. Management believes that the terms under which these transactions and services are provided are, in the aggregate, no less favorable to the Company than those that could be obtained from third parties.

The Company's borrowings were made under the terms of the Omnibus Credit Agreement with CBNA, which provided for $30.0 billion in total credit at December 31, 2008, and which expires December 31, 2009. In addition, the Company is a party to several interest rate swap and option agreements with CBNA. For further information about the Company's borrowings and interest rate derivative agreements, see Notes 6 and 13 to the Consolidated Financial Statements.

The Company participates in certain of Citigroup's deferred stock-based compensation plans under which Citigroup stock or stock options are granted to certain of the Company's employees. In addition, Citigroup and its subsidiaries engage in other transactions and servicing activities with the Company, including facilities procurement, employee benefits, data processing, telecommunications, payroll processing and administration, income tax payments, and others. These fees are based on assessments of actual usage or using other allocation methods, which, in the opinion of management, approximate actual usage. For an analysis of intercompany expenses, see Note 10 to the Consolidated Financial Statements.

Citigroup has announced its intent to realign its organization into two distinct businesses: Citicorp and Citi Holdings. The Company has been advised by Citigroup that it will report the Company as part of its Citi Holdings organization. The formal organization structure and reporting is expected to commence during the second quarter of 2009. See Note 10 to the Consolidated Financial Statements for more details.

Legislation and Regulations

Legislative and Regulatory Impacts

Over the past decade, certain amendments to the Higher Education Act of 1965, which governs the FFEL Program, have reduced the interest spread earned by holders of FFEL Program loans. The most significant such amendment was the CCRA Act, which was signed into law on September 27, 2007. This has contributed to an overall reduction in yields as new, lower yielding loans are added to the portfolio and older, more profitable loans are repaid. In addition, amendments to the Higher Education Act authorized the enactment of the Federal Direct Student Loan Program (Direct Lending) which private lenders, such as the Company, are not eligible to participate in and which directly competes with the FFEL Program in originating student loans.

The ECASLA was signed by President Bush on May 7, 2008. This law, among other things, allows the Department to purchase qualifying Stafford and PLUS Loans during the 2008-2009 academic year. It was enacted to respond to the belief that there will be a problem for students attempting to obtain FFEL Program loans due to lenders partially or wholly withdrawing from the FFEL Program market as a result of the current liquidity constraints in the capital markets, higher costs of funds and the effects of the CCRA Act. Other provisions of this law include increased annual and aggregate Stafford borrowing limits; authority for the Department to purchase FFEL Program loans from current holders, provided that the proceeds are reused in the FFEL Program; and providing Parent PLUS Loan borrowers the option of postponing payments on the loan while the students are enrolled and for six months after the student's last day of at least half-time enrollment. On July 3, 2008, the Company filed a required Notice of Intent to Participate with the Department. The Company received its initial funding through the Participation Program on December 5, 2008.

In an effort to help ensure the continued availability of funding for higher education, H.R. 6889 was signed into law by President Bush on October 7, 2008. This law provides for a one year extension of authority for the Secretary of Education to purchase certain guaranteed student loans as defined under ECASLA. The effect of this extension allows the loan Participation and Purchase Programs created by the Department to continue through the 2009-2010 academic year as opposed to the original term, which would have limited purchases to the 2008-2009 academic year. The Department has indicated that it intends to replicate the existing structure of the Purchase and Participation Programs for the 2009-2010 academic year.

H.R. 4137, the *Higher Education Opportunity Act of 2008* (HEOA) was signed into law on August 14, 2008. Along with revisions to the Higher Education Act, it also reauthorized the federal student loan programs through 2014. Many of the provisions of the HEOA were effective as of the date of enactment, with others taking effect July 1, 2009. The majority of the provisions pertain to increasing consumer awareness by increasing the amount of information that must be disclosed to borrowers throughout the lifecycle of the loan. Key provisions include:

- Extending the in-school deferment and 6 month post-enrollment period provided to Parent PLUS Loan borrowers under H.R. 5715 to also include Graduate PLUS Loan borrowers.
- Providing for the Servicemembers' Civil Relief Act provision of limiting the interest rate on loans to 6.00% to apply to federal loans for eligible borrowers.
- Revising the existing Teacher Loan Forgiveness program to include teachers employed by educational service agencies. Also, creating forgiveness programs for borrowers employed in areas of national need and as civil legal assistance attorneys.
- Including new or revised federal loan disclosures at identified periods in the loan lifecycle, including: at loan approval, before disbursement, before repayment, during repayment, during delinquency, and when borrowers are having difficulty making payments.
- Amending the Truth-in-Lending Act to include: additional disclosures in an application or solicitation upon loan approval of private education loans; a requirement that a creditor shall notify the school before it may issue educational loan funds; a restriction that no funds may be disbursed until acceptance of the loan by the borrower and the expiration of a three business day right-to-cancel period following consummation; and an expansion of other specific provisions.
- Defining a preferred lender arrangement between a school and lender under which the lender makes educational loans.
- Requiring a lender that participates in a preferred lender arrangement to certify to the Secretary of the Department that its preferred lender arrangements comply with provisions of the Higher Education Act. The certification must be attested to by the lender's auditor.
- Requiring the Department to develop a model disclosure for use by schools and lenders in disclosing the terms of educational loans (including private educational loans) offered by the lender.
- Requiring lenders to submit a report to all schools with which they have preferred lender arrangements. The schools are required to report this information to the Department, explaining why the loans are beneficial to the students. These reports must be available to students and parents. Schools must also disclose that students are not required to use preferred lenders.
- Requiring schools that provide information on private educational loans to inform the students of their eligibility for Title IV assistance, with a description of the terms of the loans that are less favorable than Title IV loans.

On October 23, 2008, the Department issued final regulations, published at Federal Register Vol. 73, No. 206, which are needed to implement provisions contained in the CCRA. The majority of the content of this regulatory package pertains to the new Income-based Repayment option that is effective July 1, 2009. This income-based repayment plan is available to most Direct Lending FFEL Program borrowers and provides a monthly repayment cap on gross income that exceeds 150% of the poverty line, and forgives remaining debt after 25 years of repayment. The Company is actively working to identify and implement system and/or procedural changes needed to properly comply with these requirements.

The Department has indicated that it believes some lenders may continue to have difficulty obtaining funding to make loan commitments for the upcoming academic year, or to make subsequent disbursements on loans, without a commitment from the Department to purchase those loans. Therefore, in an effort to provide additional liquidity to support new lending, the Department also published regulations on the ABCP Conduit. The Company is currently reviewing these most recent regulations and participating in the creation of the ABCP Conduit with other industry participants.

The Department has announced it will conduct negotiated rulemaking sessions with industry representatives in the first and second quarters of 2009. Resulting regulations will provide further guidance to the industry on the application of the HEOA. The Company is aggressively assessing and modifying its systems and processes as necessary, based on existing regulatory guidance, to ensure its ongoing compliance with the Higher Education Act.

On February 26, 2009, President Obama released a summary of his 2010 proposed budget initiatives, "A New Era of Responsibility". The President's proposal asks the Congress to end government support for financial institutions which make student loans. The details around the fiscal 2010 budget will not be available until April of 2009 and are subject to approval of the U.S. Congress.

Pending Litigation

The Company is subject to various claims, lawsuits and other actions that arise in the normal course of business. Most of these matters are claims by borrowers disputing the manner in which their loans have been processed, the accuracy of the Company's reports to credit bureaus, or actions taken with respect to collecting on delinquent or defaulted loans. Management believes that ultimate resolutions of these claims, lawsuits and other actions will not have a material adverse effect on the Company's business, financial condition or results of operations.

Forward-Looking Statements

Certain statements contained in this report that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. Forward-looking statements are typically identified by the words or phrases "believe", "expect", "anticipate", "intend", "estimate", "may increase", "may result in", and similar expressions or future or conditional verbs such as "will", "should", "would" and "could". These forward-looking statements involve risks and uncertainties, which could cause the Company's actual results to differ materially from those the Company expects, including, but not limited to:

- the success of the Company's strategic repositioning efforts;
- the effects of legislative and regulatory changes that affect the demand for and interest rates on student loans, especially the establishment of certain fixed rates of interest on FFEL Program loans;
- loan origination costs;
- the availability and amount of loan subsidies and any effect on the Company's interest rate spreads;
- the cost of education;
- the availability of alternative financing options to students and their parents, including competitive products offered by other lenders;
- the effects of changes in accounting standards;
- actual credit losses, loan collection strategies and their impact on delinquency rates, and the adequacy of loan loss reserves;
- fluctuations in interest rates and between various interest rate indices, particularly the manner in which short-term rates affect the Company's funding costs, consolidation rates, the rates at which interest accrues on its loan portfolio and the demand for student loans;
- changes in prepayment rates on student loans from anticipated rates and in the quality and profitability of those loans that move into repayment status, as well as actual experience with the repayment cycle of the loan portfolio;
- the Company's and other servicers' ability to continue to service the loan portfolio in accordance with their contractual obligations; the volume of loan consolidations;
- the adequacy of the Company's capital expenditures and of funds allocated for future capital expenditures;
- the success of its marketing efforts, especially its electronic marketing efforts;
- the Company's ability to acquire or originate loans in the amounts anticipated and with interest rates that generate sufficient yields and margins;
- the performance of the Company's loan portfolio servicers, insurers and risk-sharers;
- the Company's ability to obtain funding on acceptable terms, including borrowings from CBNA, government funding programs, securitizations and whole loan sales;
- general economic conditions including the performance of financial markets.

Risk Management

Risk management is an important component of meeting the business objectives of the Company. The Company actively manages credit, operating and market risks. These and other risks are detailed in **Risk Factors** on page 38. This section describes the activities undertaken by the Company in an effort to manage these risks.

Credit Risk

Credit risk is the risk that borrowers may be unable to repay their loan in full as due. Credit risk is partially mitigated by federal guarantees maintained on the Company's FFEL Program student loan portfolio and by its credit loss insurance carried on a portion of its private education loan portfolio.

The Company receives 97% or 98% reimbursement on substantially all FFEL Program loan default claims, depending on the origination date of the loan. As a result of the CCRA Act, the reimbursement rate will decrease to 95% on new loans disbursed on or after October 1, 2012.

Approximately 77% of the Company's private education loans carry private insurance coverage and a portion of the uninsured loans are covered by risk-sharing agreements with certain schools. The Company is exposed to 100% of the credit losses on loans that are not covered by private insurance or risk-sharing agreements. In addition, effective January 1, 2008, the Company ceased insuring new CitiAssist loan originations, thereby increasing the Company's exposure to credit losses on private education loans.

The Company seeks to mitigate credit risk in the private loan portfolio by adhering to consistent underwriting criteria for most loans, primarily using automated systems and processes. The underwriting is driven by proprietary scoring models and credit policies and implemented through a front end underwriting platform. The economic and competitive environments are also monitored and policies adjusted as needed. For private loans which are insured by Arrowood or UGCIC/NHIC, their concurrence is also sought for any account maintenance changes. The Company has a dedicated collections unit focused on default prevention and charge-off recoveries. Collection strategies vary depending on the risk characteristics of each portfolio segment including contact methods, contact intensity, skip tracing and post charge-off recovery follow-up. The Company's Credit Risk Management department sets credit policy, evaluates portfolio performance on an on-going basis and works closely with the Underwriting and Collections units. Credit Risk Management also regularly monitors commercial credit risk associated with lines of credit as well as counterparty risk related to insurers, external loan servicers, custodians, disbursement agents and schools.

Operating Risk

Operating risk is the risk that the entity will be unable to properly service its loan portfolio. The majority of the Company's operating risks relate to servicing defects in the Company's student loan portfolio that could potentially result in losses. In addition, FFEL Program loans that are not originated or serviced in accordance with Department regulations risk loss of guarantee or interest penalties. Private education loans that are not originated or serviced in accordance with provisions set forth in the respective agreements with private insurers risk cancellation of insurance coverage. In an effort to manage operating risk, the Company conducts compliance and process reviews of both the Company's internal operations and external loan servicers.

In addition, the Company is subject to operating risk resulting from the servicing of a substantial portion of its loan portfolio by a single servicer, which is an affiliate. The Company believes that its policies, procedures and servicer reviews partially mitigate this risk. In the event of default by this servicer, other third-party servicers could assume the servicing functions for these loans.

The Company's guaranteed FFEL Program loan portfolio is subject to regulatory risk. Under the Higher Education Act, the FFEL Program is subject to periodic amendments and reauthorization. As a result, the interest subsidies, origination costs, and the existence of the program itself are subject to change. For example, the CCRA Act made several changes to the Higher Education Act, which are discussed in more detail in the **Legislation and Regulations - *Legislative and Regulatory Impacts*** section on page 25.

Market Risk

Market risk encompasses both liquidity risk and interest rate risk. Liquidity risk is the risk that an entity may be unable to meet a financial commitment to a customer, creditor or investor when due. Interest rate risk is the risk to earnings that arises from changes in interest rates. The Company strives to manage market risk through its Asset/Liability Management Committee (ALCO). ALCO reviews current and prospective funding requirements and makes risk mitigation recommendations to management. Also, the Company periodically reviews expectations for the market and sets limits as to interest rate and liquidity risk exposure.

The Company's primary market risk exposure results from fluctuations in the spreads between the Company's borrowing and lending rates, which may be impacted by shifts in market interest rates and differences in the frequency at which interest rates on the Company's interest bearing assets and liabilities reset. The Company's retained interests are also exposed to market risk from fluctuations in market interest rates. The Company's overall risk management strategy includes utilizing interest rate derivative agreements in an effort to manage its exposure to interest rate variability.

The Company is a party to interest rate derivatives with CBNA, an investment-grade counterparty, which are used in an effort to manage the interest rate risk inherent in the retained interests relating to the Company's securitizations. These swaps were not designated as hedges and do not qualify for hedge accounting treatment under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended (SFAS 133). These swap agreements had a notional amount of $13.3 billion and $8.5 billion at December 31, 2008 and 2007, respectively. These swaps mature between 2011 and 2028.

The Company is a party to several interest rate option agreements with CBNA. These interest rate option agreements were not designated as hedges and do not qualify for hedge accounting treatment under SFAS 133. The Company entered into these option agreements as economic hedges to the floor income component of the residual interests in the securitized assets. The interest rate option agreements mature between 2008 and 2028. These options had a notional amount of $12.1 billion and $8.7 billion at December 31, 2008 and 2007, respectively. For more information on the Company's interest rate swaps and interest rate options, see Note 13 to the Consolidated Financial Statements.

Approximately $4.3 billion of the Company's outstanding short- and long-term debt include various interest rate options embedded in the respective debt instruments. These embedded options have been determined to be clearly and closely related to the debt instruments as these terms are defined in SFAS 133 and, therefore, do not require bifurcation.

The Company's principal measure of market risk due to interest rate changes is Interest Rate Exposure (IRE). IRE measures the change in expected net interest margin that results solely from unanticipated, instantaneous changes in market rates of interest. Other factors such as changes in volumes, spreads, margins and the impact of prior period pricing decisions can also change current period interest income, but are not captured by IRE. While IRE assumes that the Company makes no additional changes in pricing or balances in response to the unanticipated rate changes, in practice the Company may alter its portfolio mix, customer pricing or hedge positions, which could significantly impact reported net interest margin. IRE does not measure the impact that interest rate changes would have on the Company's earnings related to instruments classified as trading.

IRE is calculated by multiplying the gap between interest sensitive items, including loan assets, borrowings and certain derivative instruments, by a 100 basis point instantaneous change in the yield curve. The exposures in the table below represent the approximate change in net interest margin for the next 12 months based on current balances and pricing that would result from specific unanticipated changes in interest rates:

	December 31,			
(Dollars in millions)	2008		2007	
100 basis points	**Increase**	**Decrease**	Increase	Decrease
Change in net interest income	**$(6.8)**	**$21.5**	$(4.3)	$17.7

In addition, the Company has exposure to uneven shifts in interest rate curves (e.g., CP to LIBOR spreads). The Company, through ALCO, actively manages these risks by setting IRE limits and takes action in response to interest rate movements against the existing structure.

OTHER BUSINESS AND INDUSTRY INFORMATION

Student Loans

The Company's student loan portfolio is composed of both FFEL Program loans and private education loans. The Company is currently eligible to make the following types of FFEL Program loans: subsidized Federal Stafford, unsubsidized Federal Stafford, Federal PLUS and Federal Consolidation Loans. Subsidized Federal Stafford Loans are generally made to students who meet certain need criteria. Unsubsidized Federal Stafford Loans are designed for students who do not qualify for subsidized Federal Stafford Loans due to parental and/or student income and assets in excess of permitted amounts. PLUS Loans are made to parents of dependent students and to graduate and professional students. Due to market conditions, the Company has temporarily withdrawn from the Federal Consolidation Loan Program. This program allows multiple federal loans, including those of both the FFEL and the Federal Direct Student Loan Programs, to be combined into one single guaranteed loan. The lender under Federal Consolidation Loans is required to pay to the Department a monthly fee generally equal to 0.0875% (1.05% per annum) of the monthly ending principal and accrued interest balances of Federal Consolidation Loans held. A borrower may request the Company to consolidate government-guaranteed loans held by other student loan originators and holders. Under such circumstances, those student loans not already in the Company's portfolio are purchased at face value from the other lenders prior to consolidation. The repayment periods on Federal Consolidation Loans are extended to periods of up to 30 years, depending on the loan balance. The Company's portfolio also includes loans made under the Federal Supplemental Loans for Students (SLS Loans) and Health Education Assistance Loans (HEAL Loans) programs, although no new loans are being originated under these programs. See Note 4 to the Consolidated Financial Statements for a presentation of the loan portfolio by product type.

The Department administers the FFEL Program under Title IV of the Higher Education Act. An institution, such as the Company, that does not fall within the Higher Education Act's definition of "eligible lender" may hold and originate FFEL Program loans only through a trust or similar arrangement with an eligible lender. In order to comply with the Higher Education Act, all of the Company's FFEL Program loans are held, and all new FFEL Program loans are originated by the Company, through a trust established solely for the benefit of the Company with CBNA, a national banking association and an eligible lender under the provisions of the Higher Education Act.

The Company's CitiAssist loan program is available to students who either do not qualify for government student loan programs or seek additional educational financing beyond that available through government programs and other sources. See **Origination of Private Education Loans** below for more details.

The Company also participates in the secondary student loan market through purchases of loans that consist of subsidized Federal Stafford Loans, unsubsidized Federal Stafford Loans, PLUS Loans, Federal Consolidation Loans and HEAL Loans. Illiquidity in the secondary loan market during the year has significantly reduced the Company's activities in this market. A portion of the Company's Federal Consolidation Loans have been generated through third-party marketing channels. Loans acquired through these channels generally have lower yields than student loans sourced through primary channels.

Origination of FFEL Program Loans

The Company is one of the nation's largest originators and holders of student loans guaranteed under the FFEL Program. The Company's student loan volume primarily results from the Company's marketing efforts (see **Marketing** on page 34) and repeat borrowers.

A student must attend an eligible educational institution, as determined by the Department, in order to participate in the FFEL Program. Eligible institutions can be divided into three categories: four-year colleges and universities, two-year institutions and proprietary schools. In addition to other criteria, the Department determines school eligibility, in part, based on the default rate on guaranteed loans to its students.

For FFEL Program loans originated by the Company, the borrower completes a Master Promissory Note and sends it either to the Company or directly to the guarantor. Before the loan can be approved, the school must certify both the borrower's attendance at the school as well as the loan amount the borrower is entitled.

In addition to the paper application process, loan applications can be either completed online at *www.studentloan.com* or through the guarantor's website. Both the guarantor and the Company must approve the loan request. Upon guarantor approval, the guarantor sends a notice of guarantee to the Company. After receiving the notice of guarantee, the Company makes the loan disbursement directly to the school as directed by the school and sends a disclosure statement to the borrower confirming the terms of the loan. The Company also originates loans through certain guarantors under "blanket guarantee" agreements, which authorize the Company to disburse funds without having to obtain the guarantor's approval on each individual loan application prior to disbursing the funds.

The Company strives to offer students and parents opportunities to save money in repaying their education loans. The Company believes that the borrower benefits that it provides to the recipients of FFEL Program loans are competitive compared to those offered in the current market.

The Higher Education Act requires that guarantors charge a one-time federal default fee equal to 1% of the principal amount of Stafford and PLUS Loans. The federal default fee must be deposited into the Federal Fund held by the guarantor. Guarantors have the option to charge this fee to the borrower and deduct it from the loan or waive the fee for the borrower and subsidize the payment on behalf of the borrower.

The Higher Education Act also requires the payment of an origination fee to the U.S. Department of Education on all Stafford and PLUS Loans. For Stafford Loans, the lender may charge this fee to the borrower or waive the fee for the borrower and subsidize the payment on behalf of the borrower. For PLUS Loans, borrowers are responsible for paying the origination fee. Lenders are responsible for forwarding the origination fees to the federal government. The origination fee on Stafford Loans is being phased out between July 1, 2006 and July 1, 2010 under the Higher Education Act.

Origination of Private Education Loans

The private education loan program is designed to assist students by providing education financing that is intended to supplement any financial aid that may be available through grants, scholarships or under the FFEL Program. During 2008, the Company made two types of private education loans: CitiAssist loans and private consolidation loans. Due to market conditions the Company temporarily withdrew from the private loan consolidation market.

In order to comply with certain legal and regulatory requirements, CitiAssist loans are originated by CBNA, the Company's principal shareholder, and are serviced by the Company. In accordance with the provisions of an intercompany agreement, origination and servicing fees are charged to CBNA for underwriting, disbursing and servicing private education loans for CBNA. Shortly following full disbursement, the Company purchases the private education loans from CBNA.

Private education loans are credit based installment loans and subject to state laws and federal consumer banking regulations as well as the Higher Education Act as reauthorized in 2008. Private education loans are not insured by the federal government, however, a portion of the Company's private education loans are insured by private insurers. Effective January 1, 2008, the Company ceased insuring new CitiAssist loan originations.

Students, and co-signers, if applicable, complete and submit CitiAssist loan applications either online at *www.studentloan.com* or by mail. In addition to general eligibility criteria, a certification of enrollment from the school is required and a co-signer may also be necessary. The majority of the loan disbursements are made directly to the school and a disclosure statement is sent to the borrower and co-signer confirming the terms of the loan.

The Company temporarily suspended originations of new private consolidation loans on October 1, 2008 due to increased funding costs as a result of ongoing disruption in the capital markets. The Company continues to monitor market conditions and will adjust its strategy accordingly.

Seasonality

Origination of student loans generally follows seasonal trends, which correspond to the beginning of the school year. Student loans are disbursed as directed by the school and are usually divided into two or three equal disbursements released at specified times during the school year. The two disbursement periods of August through October and December through February account for approximately three-quarters of the Company's total annual disbursements. While applications and disbursements are seasonal, the Company's earnings are generally not tied to this cycle. There are also seasonal trends in the collections cycle as most traditional borrowers enter repayment in November.

Marketing

The Company is committed to the following marketing strategies: providing exceptional service to borrowers and schools, offering competitive and innovative products to students and their families, optimizing targeted marketing initiatives and recruiting and retaining a superior team of sales and marketing professionals.

The schools play an integral role in the students' selection of a lender. Through the Company's proprietary website, *www.FAAOnline.com*, schools are able to electronically process and track their borrowers' loan applications, certify loans and monitor approvals and disbursements. Dedicated Account Managers and a Priority Services telephone team support the schools by assisting with loan processing and issue resolution.

The Company employs direct marketing strategies to help drive customer acquisition and retention. Such strategies may include cross-selling with Citigroup, Inc., affiliate companies, email marketing, online media, sponsorships, and strategic partnerships with third party vendors and marketing services providers.

The Company continues to enhance the customer experience on its website, *www.studentloan.com*. To illustrate, in 2008, the Company redesigned this website, including online application processes, based on customer feedback and usability studies.

The Company's borrowers are students and parents from all 50 states, the District of Columbia and the U.S. territories. In addition, the Company's borrowers also include international students attending school in the United States as well as domestic students attending eligible foreign institutions. Approximately 29% of the Company's loan portfolio is comprised of loans made to or on behalf of students who reside in New York and California.

Competition

The market for student loans is comprised of numerous eligible lenders. With 50 years of experience, the Company is one of the nation's largest originators and holders of FFEL Program and private education loans. The Company continues to maintain its superior performance on the loans that it services. The Company has the ability to provide lifelong servicing for the loans it directly originates. This simplifies the repayment process for borrowers and provides the Company with a competitive advantage over other lenders.

SLM Corporation (Sallie Mae) continues to be the largest originator and holder of FFEL Program loans. Other key FFEL Program lenders include JPMorgan Chase, Bank of America and Wells Fargo.

The Federal Direct Lending Program, which also provides federal student loans directly to students and parents, has grown significantly and hence reduced the overall volume of loans available for origination through the FFEL Program. Due to current market conditions affecting FFEL Program lenders, the Federal Direct Lending Program has experienced more significant growth as a result of an increased number of schools moving from the FFEL Program to the Federal Direct Lending Program.

In terms of private education loans, the Company primarily competes against Sallie Mae, JPMorgan Chase and Wells Fargo as well as state and regional lenders.

FFEL Program Collections and Claims

Certain requirements must be met in order to maintain the government guarantee coverage on FFEL Program loans and the private insurance coverage on private education loans. These requirements specify school and borrower eligibility criteria and establish servicing requirements and procedural guidelines. The Company's collections department, or that of its servicers, begins contact in the event of payment delinquency shortly after initial delinquency occurs and makes prescribed collection efforts through mailings, telephone contact and skip tracing, as required.

At prescribed times prior to submitting a claim, the Company requests collection assistance from the relevant guarantor. These requests serve to notify the guarantor of seriously delinquent accounts before a claim is submitted and allow the guarantor an opportunity to make additional attempts to collect on the loan. If a loan is rejected for claim payment by a guarantor due to a violation of FFEL Program due diligence collection requirements, the collections department or servicer resumes working the account for payment and/or institutes a process to reinstate the guarantee.

FFEL Program loans that are 270 days past due are considered to be in default. Claims must be filed with the guarantor no later than the 360th day of delinquency or loss of guarantee could occur.

In addition to due diligence collection violations, a claim may be rejected by a guarantor or insurer under certain other circumstances, including, for example, if a claim is not filed in a timely manner, adequate documentation is not maintained or the loan is improperly serviced. Once a loan ceases to be guaranteed, it is ineligible to earn government subsidized interest and special allowance benefits. As an EP designated servicer, the Company benefited from certain provisions of the EP program that did not require that due diligence be performed on each claim before payment but instead relied on periodic EP audits. As a result of the termination of the EP program, guarantors are now required to perform due diligence on all claims before payment which have resulted in an increase in the number of rejected claims and/or delays in payment of claims.

Rejected claims may be "cured", involving reinstatement of the guarantee or insurance and possible collection of reinstated interest and special allowance benefits, as applicable. Reinstatement of the loan guarantee or insurance can occur when the lender performs certain collections activities in cases involving timely claim filing violations or obtains a payment or a new signed repayment agreement from the borrower in certain cases involving collection due diligence violations. For rejected claims, the Company attempts to cure the rejects before the loans are written off against the allowance for loan losses. If loans reach 450 days of delinquency without a claim being paid, the remaining balance is written off against the allowance for loan losses.

The rate of defaults for FFEL Program student loans, especially among students at proprietary schools, tends to be higher than default rates for other credit-based types of loans. In order to maintain eligibility in the FFEL Program, schools must maintain default rates below specified levels, among other criteria, and both guarantors and lenders are required to ensure that loans are made only to FFEL Program eligible students attending FFEL Program eligible schools that meet default criteria. Accordingly, the Company has procedures in place to assure that it provides FFEL Program Loans only to students attending institutions that meet the Higher Education Act's default limits.

Quality and Regulatory Reviews

The Company recognizes the importance of maintaining compliance with federal and state laws and regulations, as well as Department of Education regulations, guarantor policies and reporting requirements. Accordingly, the Company has implemented policies and procedures to monitor and review ongoing processes that have an impact on, or may jeopardize a loan guarantee or lender eligibility. An affiliate of the Company, Citibank (South Dakota), National Association, services most of the Company's internally serviced student loan portfolio. The remainder of the loan portfolio is serviced by third-party servicers. Citibank (South Dakota), National Association, also conducts regular ongoing compliance reviews at its facility.

The Company has a formal quality assurance program that monitors and measures performance and customer satisfaction levels. These quality assurance reviews include, but are not limited to, reviews of loan origination, due diligence and disbursement processes, including work performed to ensure adherence to regulatory requirements. Also, the Company's Compliance and Control staff monitors results of risk and control self-assessments performed throughout the Company under Citibank policy. Additionally, the Company is periodically reviewed by Citigroup Audit and Risk Review teams, student loan guarantors, the Department of Education and third-party loan insurers to monitor portfolio quality and processing compliance. Also, individual departments perform self-reviews on a risk-based frequency. These reviews are done to ensure compliance with the federal, guarantor and corporate policies/procedures, as well as to identify areas needing process or control improvements.

Historically, the student loan industry has been subject to extensive regulatory and reporting requirements, concentrated primarily in the areas of loan servicing and due diligence. Both the Department and the guarantors have established stringent servicing requirements that each eligible lender must meet. In addition, the Department and the guarantors have developed audit criteria that each lender must pass in order to receive guarantee benefits. The Higher Education Act and the Department's regulations authorize it to limit, suspend or terminate lenders from participation in the FFEL Program, as well as impose civil penalties, if lenders violate program regulations. The Department regularly conducts audits of the Company's student loan servicing activities. Guarantors conduct similar audits on a biennial basis. In addition, an independent compliance review of the Company's FFEL Program student loan portfolio, as required by the Department, is conducted. None of the audits conducted during 2008 disclosed any material audit exceptions.

Also, as an operating subsidiary of CNBA, the Company is subject, in general, to examination and supervision by the Office of the Comptroller of the Currency. The Company is subject to various federal laws including the National Bank Act and certain provisions of the Bank Holding Company Act and Federal Reserve Act, which, among other provisions, restrict certain transactions with affiliates and regulate the business activities in which a subsidiary of a national bank may engage.

Employees

At December 31, 2008 and 2007, the Company had 355 and 558 employees, respectively, none of whom was covered by a collective bargaining agreement. These amounts do not include approximately 960 employees of Citibank (South Dakota), National Association primarily located in Sioux Falls and Kansas City, Missouri, who perform the majority of the loan originations and servicing work on the Company's student loans under the provisions of an intercompany agreement.

Properties

The Company maintains its headquarters in Stamford, Connecticut and also occupies a facility located in Pittsford, New York. The Pittsford, New York facility is maintained under a lease agreement with CBNA that expires in May 2014. The Stamford, Connecticut facility is leased on a month-to-month basis. The Company believes that its facilities are generally adequate to meet its ongoing business needs.

Legal Proceedings

In the ordinary course of business, the Company is a defendant, co-defendant or party to various litigation incidental to and typical of the business in which it is engaged. In the opinion of the Company's management, the ultimate resolution of these matters would not be likely to have a material adverse effect on the results of the Company's operations, financial condition or liquidity.

Comparison of Cumulative Five-Year Total Return

The following graph compares the Company's cumulative total return for the last five years with the cumulative total return of the S&P 500 index and of SLM Corporation. The graph and table show the value at year-end 2008 of $100 invested at the closing price on December 31, 2003 in the Company's common stock, the S&P 500, and SLM Corporation common stock. The comparisons in this table are not intended to forecast or be indicative of future performance of the common stock.



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The Student Loan Corporation
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SLM Corporation

RISK FACTORS

The following discussion sets forth certain risks that the Company believes could cause its actual future results to differ materially from expected or historical results. However, the discussion below is not exhaustive and other factors could have a material adverse impact on the Company's results. These factors include, among others, natural disasters, acts of terrorism and epidemics.

The Company's financial condition is dependent upon and could be adversely affected by the extent to which management can successfully manage interest rate risks.

The majority of the Company's earnings are generated from the spread between the Company's interest earning assets (based on CP, the prime rate, or the 91-day Treasury Bill rate) and its funding costs (primarily based on LIBOR). The success of the Company is dependent upon management's ability to identify properly and respond promptly to changes in interest rate conditions. Particularly in the current market environment, which has been characterized by dislocation, illiquidity and government intervention, changes in the interest rate environment can be difficult to predict and the Company's ability to respond to changes after they occur is hampered by market constraints, legislation and the terms of the Company's existing student loan assets. As a result, changes in the spread between the interest rates earned on the Company's assets and incurred on the Company's liabilities could have an adverse effect on the Company's financial condition and results of operations.

Historically, CP and LIBOR rates have been highly correlated, with the average spread generally falling in the range of 10 - 12 basis points. Over the past year, the spread between these two indices has been highly volatile, particularly in the fourth quarter following the implementation of the CPFF. To the extent that CP falls significantly in relation to LIBOR, the Company's net interest margin and the fair value of its residual interests will be adversely affected. See **Results of Operations** ***- Factors Affecting Net Interest Income - Net Interest Margin Spread Analysis*** on page 15 for further information about the CPFF program and its historical and potential impact on the Company's net interest margin.

Although the Department provided relief to student loan originators in the fourth quarter by altering the method for determining SAP, the Department has not indicated whether they would apply the same or any manner of modified approach for determining SAP over the remaining term of the CPFF or other periods of dislocation. If relief is not provided through the Department or other governmental entities and CP and LIBOR continue to diverge, the Company's net interest margins will be adversely impacted, as will the value of its retained interests in securitized assets.

The Company uses derivative instruments in an effort to manage certain of its interest rate risk. The Company's derivative instruments do not qualify for hedge accounting under SFAS 133, and consequently, the change in fair value of these derivative instruments is included in the Company's earnings. Changes in market assumptions regarding future interest rates could significantly impact the valuation of the Company's derivative instruments and, accordingly, impact the Company's financial position and results of operations.

The Company's interest rate risk management activities could expose the Company to losses if future events differ from certain of the Company's assumptions about the future regulatory and credit environment. If the Company's economic hedging activities are not appropriately monitored or executed, these activities may not effectively mitigate its interest rate sensitivity or have the desired impact on its results of operations or financial condition.

One of the Company's objectives in determining the appropriate mix of funding is to match the weighted average life of its loan assets with that of its borrowings. However, market constraints and the fact that the Company cannot control the speed at which borrowers repay their loans generally make obtaining a perfect match very difficult and cost-prohibitive. In addition, credit spreads earned on the Company's loan assets are fixed at the time of origination. As a result, the Company's net interest margin may be adversely affected if the Company cannot refinance its maturing debt at rates that are comparable to its current rates.

The Company's business operations are dependent upon Citigroup and any change that impacts Citigroup's involvement in the Company could have an adverse effect on the Company's financial condition and operations.

Citigroup indirectly owns 80% of the Company's common stock. Through various subsidiaries, Citigroup serves as the Company's:

- Lender - The Omnibus Credit Agreement provides funding up to $30.0 billion through December 31, 2009. At December 31, 2008, the Company had outstanding borrowings under this agreement of $22.8 billion.
- Trustee - An affiliate of Citigroup acts as eligible lender trustee for the Company pursuant to a trust agreement since the Company does not meet the definition of an eligible lender in the Higher Education Act.
- Originating Lender - The Company originates its private education loans through an agreement with an affiliate of Citigroup, under its authority as a federally chartered bank, providing certain benefits to which the Company would not otherwise be entitled. The Company subsequently acquires such loans pursuant to the terms of a separate agreement with the affiliate.
- Service Provider - The majority of the work to originate and service the Company's FFEL Program and private education loans is performed by an affiliate of Citigroup. Citigroup also provides many other services to the Company, including, but not limited to, cash management, tax return preparation, data processing, telecommunications, payroll processing and benefits administration. These arrangements provide economies of scale that significantly reduce the Company's operating expenses.

The Company has outsourced a significant portion of its overall operations to certain affiliates and third parties. The Company's business operations could be adversely impacted if any of the existing agreements with these servicer providers was terminated or could not be renewed with substantially similar terms. In addition, the Company is subject to the risk that these providers may not continue to provide the level of service that is needed to effectively operate the Company's business, including timely response to changes in the Company's demand for services. If any of these risks were to be realized, and assuming similar agreements with service providers could not be established, the Company could experience interruptions in operations that could negatively impact the Company's ability to meet customer demand for loan originations and disbursements, damage its relationships with customers, and reduce its market share, all of which could materially adversely affect the Company's results of operations and financial condition.

In January 2009, Citigroup announced that it was realigning its structure into two distinct businesses: Citicorp, which will be comprised of Citigroup's core businesses, and Citi Holdings, which will be comprised of non-core businesses. The Company will be included within Citi Holdings. The Company does not currently expect this organizational realignment to adversely affect the Company's business or its operations, but there can be no assurance that future decisions with respect to the Company as a non-core business will have no impact on the Company or its relationships and transactions with CBNA or its affiliates.

The Company funds its balance sheet through the Omnibus Credit Agreement, capital markets and government programs. During market disruptions, the Company's ability to acquire funds may be limited and funding costs may vary significantly.

The dislocation and illiquidity in the asset-backed securities and credit markets, since the latter half of 2007, have adversely impacted the Company's securitization activities. To the extent that these market conditions continue, they are likely to have a further adverse impact on the Company's ability to execute future securitization transactions. Current market conditions have eliminated gains on securitization transactions and losses may be recognized on future securitization transactions. These trends are also likely to negatively impact credit spreads on secured borrowings through on-balance sheet securitizations. In addition, the current economic downturn and the high level of volatility in the spread between the Company's interest earning assets (based on CP, the prime rate, or the 91-day Treasury Bill rate) and its funding costs (primarily based on LIBOR) could have a material adverse effect on existing securitization trusts sponsored by the Company. If any of these trusts were to default on its obligations to noteholders, the Company's ability to execute future securitization transactions would be adversely affected.

In early 2008, adverse market conditions carried over to the market for student loan auction-rate notes. The Company's outstanding securitizations include no auction-rate notes, but adversity in that market may nevertheless further impede the Company's ability to securitize on favorable terms.

Adverse market conditions have also significantly increased the credit spreads on the Omnibus Credit Agreement borrowings, which are negotiated on a borrowing-by-borrowing basis. The credit spreads of these borrowings are highly dependent on the cost of funds to CBNA, which is in turn dependent on CBNA's own access to capital markets (through Citigroup), its ability to manage deposits and its other sources of liquidity and funding. These are, in turn, highly dependent on the credit ratings of Citigroup and CBNA. During November and December 2008, the short- and long-term debt ratings of Citigroup and CBNA were downgraded by each of Moody's, Fitch and Standard & Poor's. Further downgrades could have a negative impact on the availability or cost of funds to CBNA and consequently to the Company. Given the current market conditions, as future funding transactions are executed under the Omnibus Credit Agreement, funding costs are expected to rise further. Incremental borrowing rates under the Omnibus Credit Agreement currently exceed borrowing rates realized in the Company's most recent securitization transactions. The Company is currently negotiating a new agreement to replace the existing agreement with CBNA, which expires on December 31, 2009. If the agreement is not extended or replaced by that date, the borrowings outstanding at that date would continue to mature based on their originally contracted maturities. In addition, the Company would no longer have a guaranteed funding source for new borrowings, which could negatively impact the ability to fund future disbursements.

As an alternate source of funding, the Company recently began utilizing the Department's Participation Program and expects to take part in the Purchase Program in 2009. These programs are only approved through the 2009-2010 academic year. After that the Company may need to identify other alternative sources of funding, which may not be available on favorable pricing or terms, if at all. In addition, the Company expects to utilize the ABCP Conduit to fund a significant portion if its assets. Funding for the ABCP Conduit will be provided by the capital markets. In the event the commercial paper issued by the Conduit Program cannot be reissued or "rolled" at maturity and the ABCP Conduit does not have sufficient cash to repay investors, the Department has committed to provide liquidity to the ABCP Conduit by entering into forward purchase agreements to purchase the eligible student loans backing the ABCP Conduit at a predetermined price. A sale of loans to the Department at this price would likely result in a loss and have an adverse effect on the Company's financial condition and results of operations.

Failure to secure cost-effective funding alternatives would adversely impact the Company's ability to fund student loan originations and could materially increase the Company's cost of funds.

The Company's profitability could be adversely affected by general economic conditions as well as regional economic trends.

Factors that could significantly affect profitability include:

- The demand for and net margins on student loans;
- The cost to the Company of funding such loans;
- The level and volatility of interest rates and inflation: and
- The number of borrowers who are unable to meet their payment obligations.

Rising interest rates could reduce demand for student loans, as some prospective borrowers could defer attendance at certain eligible educational institutions or pursue programs at less costly institutions, and thus borrow less, or otherwise determine that the cost of borrowing for higher education is too great. During periods of economic weakness, particularly in the case of high unemployment or high inflation, the relative cost of higher education may increase materially. As a result, some prospective borrowers may defer pursuing higher education until economic conditions improve. Also, the ability of some borrowers to repay their loans on a timely basis may deteriorate, resulting in higher delinquencies and losses. To the extent that weakness in the U.S. economy continues or worsens, the Company may experience an increase in defaults and loan losses and, if the conditions persist for an extended period of time, the Company may exceed contractual maximum portfolio loss limits related to the insurance on its private education loan portfolio.

Any of these conditions may be more prevalent in those particular regions of the United States that have been affected by natural disasters or regional economic downturns. If the regions affected were those in which a large segment of the Company's loans had been originated or its borrowers reside, a disproportionate reduction in new loan originations could occur, accompanied by higher delinquencies and losses. The Company has a high concentration of student loan originations in New York and California, and as such, has a proportionately greater exposure to economic disruptions in these states.

The Company's financial condition is dependent upon and could be adversely affected by the extent to which management can successfully manage credit risks.

The Company's credit risk exposure has been partially mitigated through government guarantees, third-party insurers, and certain school risk-sharing agreements.

The Company actively monitors the creditworthiness of its insurers, but in the event that a guarantor, third-party insurer or risk-share school is unable to meet its contractual obligations under the related arrangements, the Company's financial condition could be adversely affected.

On September 16, 2008, the Federal Reserve announced that it had authorized the Federal Reserve Bank of New York to lend up to $85.0 billion to AIG to prevent a disorderly failure of AIG. According to the Federal Reserve, the loan is intended to facilitate a process under which AIG can sell certain of its businesses in an orderly manner, with the least possible disruption to the overall economy. Subsequently, AIG announced additional financing arrangements through the Federal Reserve that could provide additional liquidity. AIG announced that it plans to sell lines of business, which do not include UGCIC and NHIC. Most recently, AIG announced they are continuing to work with the U.S. Government to evaluate potential new alternatives for addressing AIG's financial challenges. Claim payments are being made on a regular basis. Any failure of AIG, or sale of UGCIC/NHIC, could have an adverse impact on the Company's financial condition and results of operations as it relates to the Company's UGCIC/NHIC insured loan portfolio.

From April 1997 to 2002, the Company purchased private insurance from RSAUSA. RSAUSA decided to exit the U.S. market and sold RSAUSA in 2007 to Arrowpoint, a company owned and operated by their management and independent directors. Arrowpoint is being operated in a voluntary run-off mode with the objective of successfully meeting policyholder obligations and achieving a solvent run-off. As part of the purchase, Arrowpoint agreed to certain operating restrictions and the appointment of a claims monitor to protect policy holders. Arrowood is making claim payments on a regular basis. Neither Arrowpoint nor Arrowood is rated. Any failure of either could have an adverse impact on the Company's financial condition and results of operations as it relates to the Company's Arrowood insured loan portfolio.

Due to recent regulatory changes and dislocation in the credit markets, several student lenders as well as the Company have announced that they are exiting the industry or, as in the case of the Company, discontinuing certain higher-risk segments of their business. This decrease in the availability of student loans may adversely impact the financial condition of certain schools with which the Company does business, particularly proprietary schools. The Company's results could be adversely impacted to the extent that the proprietary schools for which it originates loans do not continue as going concerns or close individual campus locations. If a school with which the Company does business closes or otherwise does not provide the borrower the promised education, borrower may raise claims and defenses against the Company. As a result, the Company may not be able to collect on these loans. In addition, school closings could result in an increase in defaults for the borrowers attending these schools at the time they close and a significant increase in school closings could materially increase the Company's allowance for loan losses.

The Company's credit risk exposure is also impacted by the size and performance of the Uninsured Standard and Uninsured Custom loan portfolios that are not originated under a risk-sharing relationship, which has grown over recent years. As of December 31, 2008, the uninsured private education loan portfolio included $186.7 million of higher risk loans made to students attending proprietary schools. Most of these higher risk loans do not follow the Company's traditional underwriting process. In response to the economic environment, underwriting criteria has been refined. As the economy continues to contract, the Company's financial condition could be adversely impacted by net credit losses on this portfolio. The Company's financial condition could also be impacted by higher losses in the FFEL Program and insured private education loan portfolios due to adverse economic conditions.

Incorrect estimates or assumptions made by management in the preparation of the Company's consolidated financial statements could adversely affect the Company's reported amounts of assets, liabilities or earnings.

The Company's earnings are increasingly dependent upon the accuracy of its critical accounting estimates, particularly those relating to loan securitizations and the allowance for loan losses. If future conditions deviate from management's assumptions, certain related balance sheet and/or income statement line items could be negatively impacted.

The net cash flow the Company receives from securitized student loan trusts generally represent the excess amounts, if any, generated by the underlying student loans over the amounts required to be paid to the note holders, after deducting servicing costs and any other expenses. The Company's rights to these residual interests are subordinate to the note holders' interests and their value is determined using a discounted cash flow model as there is no active market for these types of securities. The discounted cash flow model is highly sensitive to factors such as interest rate changes, prepayment speeds, default rates and regulatory changes. If the securitized loans fail to generate sufficient excess cash flows, the Company may not realize all of the recorded value of these interests.

The Company's allowance for loan losses is also dependent on estimates. These estimates are based on historical experience, adjusted for qualitative factors including changes in recent performance, general economic conditions or applicable laws and regulations. If actual experience varies significantly from historical experience or the Company's projections of the impact of changes in qualitative factors are inaccurate, the Company's estimated allowance for loan losses may be insufficient to cover losses inherent in the Company's portfolio.

The Company's financial condition or results of operations could be adversely affected by regulatory and legislative actions.

The Company's business and earnings are affected by the fiscal policies adopted by regulatory authorities of the United States. For example, policies of the Federal Reserve Board directly influence the rate of interest paid by commercial banks, including CBNA, the Company's primary funding source, on its interest-bearing deposits. This may affect the Company's cost of borrowing from CBNA, and also may affect the value of financial instruments, including retained interests in securitizations and assets held for sale by the Company. In addition, such changes in fiscal policy may adversely affect the ability of the Company's borrowers to repay their loans on a timely basis and the ability of prospective borrowers to qualify for loans.

As a leading originator and owner of student loans insured under the Higher Education Act, the Company's financial results and business are largely affected by the provisions of the Higher Education Act. Amendments to the Higher Education Act may be implemented from time to time. New legislation could impact the Company's products, its industry or otherwise affect its operations and the environment in which it operates in substantial and unpredictable ways. In recent years, many changes to the Higher Education Act have been implemented that adversely impact the operating environment of the Company and its financial results. Certain amendments to the Higher Education Act governing the FFEL Program have reduced the interest spread earned by holders of FFEL Program guaranteed student loans. The Company is also subject to rules and regulations of the agencies that act as guarantors of the student loans, known as guaranty agencies. In addition, the Company is subject to certain federal and state banking laws, regulations, and examinations, as well as federal and state consumer protection laws and lending regulations, including, specifically with respect to the Company's CitiAssist loan portfolio, certain state usury laws and related regulations, and many other lending laws. These laws and regulations impose substantial requirements upon lenders and servicers involved in consumer finance. Failure to comply with these laws and regulations could result in liability to borrowers, the imposition of civil penalties and potential class action lawsuits.

On February 26, 2009, President Obama released a summary of his 2010 proposed budget initiatives, "A New Era of Responsibility". The President's proposal asks the Congress to end government support for financial institutions which make student loans. The details around the fiscal 2010 budget will not be available until April of 2009 and are subject to approval of the U.S. Congress. If the President's proposal is adopted, it may have a material adverse effect on the Company's results of operations and financial condition.

It is difficult for the Company to plan for or mitigate the effects of such legislative or regulatory changes. For further information on the impact of the recent legislative activities, see **Legislation and Regulations** on page 25. Future regulatory changes cannot be predicted and could have a material impact on the Company's financial condition or results of operations.

Future decreases in the volume of student loan originations could adversely affect the financial condition of the Company.

Loan origination volume generated by individual schools is primarily dependent on whether the Company appears on the school's list of lenders, as well as the number of students at that school that need financial aid. Origination volume could be negatively affected by the Company's determination to suspend lending to certain schools as well as its temporary withdrawal from the consolidation loan market, although the Company may experience some growth in the markets in which it continues to operate as competitors exit these segments. The Company may be adversely impacted by borrowers' or schools' decisions to use competing lenders, each school's option to choose the Federal Direct Lending Program instead of choosing to participate in the FFEL Program, or a school's decision to begin making student loans itself.

The Company's ability to maintain or increase market share is largely dependent upon its ability to offer competitively priced, desirable loan products as well as its ability to communicate effectively to prospective borrowers and schools about these products. The Company plans to continue to offer competitively priced products by managing its expenses through economies of scale, which reduce its origination and servicing costs. The Company also plans to expand its electronic communications with prospective borrowers and those that affect their decision making. An inability to achieve these goals could adversely affect the Company's competitive position in the marketplace.

Servicing defects in the Company's loan portfolio could potentially result in losses.

FFEL Program loans that are not originated and serviced in accordance with Department regulations risk loss of guarantee or interest penalties. Non-compliance with Department regulations can also result in the limitation, suspension or termination of the Company from the FFEL Program. Private education loans that are not originated and serviced in accordance with provisions set forth in the respective agreements with private insurers risk cancellation of insurance coverage. In an effort to manage these risks, the Company conducts compliance and process reviews of both the Company's internal operations and external loan servicers. Servicing failures may have an adverse effect on the Company's loan losses and, for FFEL Program loans, interest income.

Other risk of loss resulting from inadequate or failed internal processes, people or systems, or from external events may have an adverse effect on the Company's financial condition.

The Company is subject to many types of operating risks which include, but are not limited to, risk of loss resulting from inadequate or failed internal processes, people or systems, or from external events. These operational risks encompass reputational and franchise elements associated with the Company's business practices or market conduct. They also include the risk of failing to comply with applicable laws, regulations, regulatory administrative actions or the Company's internal policies. Given the high volume of transactions at the Company, certain errors may be repeated or compounded before they are discovered and rectified. In addition, the Company's necessary dependence upon automated systems to record and process its transaction volume may further increase the risk that technical system flaws or employee tampering or manipulation of those systems will result in losses that are difficult to detect. The Company may also be subject to disruptions of its operating systems arising from events that are wholly or partially beyond its control (for example, natural disasters, acts of terrorism, epidemics, computer viruses, and electrical/telecommunications outages), which may give rise to losses in service to borrowers and/or monetary loss to the Company, increasing operating expenses and adversely affecting the Company's competitive position. All of these risks are also applicable where the Company relies on outside vendors to provide services to it and its borrowers.

In the normal course of business the Company is exposed to various legal risks that could have an adverse effect on the Company's business operations.

Various issues may give rise to legal risk and cause harm to the Company and its business prospects. These issues include appropriately dealing with potential conflicts of interest, legal and regulatory requirements, ethical issues, privacy laws and information security policies. Failure to address these issues appropriately could also give rise litigation claims against the Company, or subject the Company to regulatory enforcement actions, fines and penalties.

The CCRA Act and increased funding costs have decreased the profitability of FFEL Program loans. The Company has changed its strategic focus in an effort to address these changes, but there can be no assurance that the Company's efforts will be successful.

The CCRA Act reduced SAP for new originations by 55 basis points for Stafford and Consolidation Loans and 85 basis points for PLUS Loans. In addition, it reduced lender reinsurance from 99% to 97% by eliminating the EP program with a further reduction to 95% for loans originated on or after October 1, 2012, and increased the lender fee from 0.50% to 1.00% for new originations. At the same time, dislocation and illiquidity in the credit markets have significantly increased credit spreads on the Company's new securitization transactions and borrowings under the Omnibus Credit Agreement. The confluence of these events has made FFEL Program lending less profitable.

In response to these events, the Company has:

- Suspended lending at certain schools where loans with lower balances and shorter interest-earning periods currently result in unsatisfactory returns;
- Temporarily withdrawn from the consolidation loan markets;
- Reduced certain borrower incentive programs for new originations; and
- Restructured various functional areas of its business and eliminated a total of 215 positions.

If these actions or any future actions that the Company may undertake in an effort to address these events are not successful, the Company's future profitability may be adversely affected.

The Company's amended Non-Competition Agreement with CBNA and Citigroup provides fewer protections to the Company and may result in competition between the Company and its majority shareholder or other Citigroup affiliates.

Effective August 8, 2008, the Company has amended the Non-Competition Agreement among the Company, CBNA and Citigroup. That amendment allows CBNA or any of its affiliates to acquire another business engaged in student lending. If the revenues from student lending represent more than 5% of the consolidated revenues of the acquired business, then CBNA or its affiliates are required to cease student lending or use commercially reasonable efforts to sell the acquired student lending business (which sale may be made to the Company) within eight months of the acquisition. If, however, student lending represents 5% or less of the consolidated revenues of the acquired business or if after using commercially reasonable efforts, CBNA or its affiliates are unable to sell the competing business at a price equal to or greater than the implied price, then CBNA or its affiliates may continue to engage in the competing business. Consequently, the Company may face direct competition from its majority shareholder or other Citigroup affiliates, which could have an adverse impact on the Company's financial condition or results of operations.

Corporate Governance and Controls

The Company has a Code of Conduct that expresses the values that drive employee behavior and maintains the Company's commitment to the highest standards of conduct. In addition, the Company adopted a Code of Ethics for Financial Professionals which applies to all finance, accounting, treasury, tax and investor relations professionals and which supplements the companywide Code of Conduct.

Both the Code of Conduct and the Code of Ethics for Financial Professionals can be found on the Company's website at *www.studentloan.com* by clicking on the "Investors" link and then clicking on the "Board and Management" link. The Company's Corporate Governance Guidelines and the charter for both the Audit Committee and Compensation Committee are available free of charge on the website or by writing to The Student Loan Corporation, Investor Relations, 750 Washington Boulevard, Stamford, CT 06901.

Controls and Procedures

Disclosure

The Company's disclosure controls and procedures are designed to ensure that information required to be disclosed under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to management, including the chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure. The Company has established a Disclosure Committee which has responsibility for ensuring that there is an adequate and effective process for establishing, maintaining, and evaluating disclosure controls and procedures for the Company in connection with its external disclosures.

The Company's management, with the participation of the Company's chief executive officer and chief financial officer, has evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the Exchange Act)) as of December 31, 2008. Based on that evaluation, the Company's chief executive officer and chief financial officer have concluded that, at that date, the Company's disclosure controls and procedures were effective.

Internal Control Over Financial Reporting

There have not been any changes in the Company's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the quarter ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) promulgated under the Securities Exchange Act of 1934, as amended. The Company's internal control over financial reporting is a process designed under the supervision of the Company's principal executive and principal financial officers, and effected by the Company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. This process includes those policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with proper authorizations of management and directors of the Company; and

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk (i) that controls may become inadequate because of changes in condition, or (ii) that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2008. In making this assessment, the Company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on their assessment, management believes that, as of December 31, 2008, the Company's internal control over financial reporting is effective based on those criteria.

The effectiveness of the Company's internal control over financial reporting has been audited by KPMG LLP, the Company's independent registered public accounting firm, as stated in their reports on pages 48 and 49, which expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting as of December 31, 2008.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM - INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Stockholders
The Student Loan Corporation:

We have audited the internal control over financial reporting of The Student Loan Corporation and subsidiaries (the Company) as of December 31, 2008, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, The Student Loan Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2008, and our report dated February 27, 2009 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

New York, New York
February 27, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM - CONSOLIDATED FINANCIAL STATEMENTS

The Board of Directors and Stockholders
The Student Loan Corporation:

We have audited the accompanying consolidated balance sheets of The Student Loan Corporation and subsidiaries (the Company) as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Student Loan Corporation and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, in 2007 the Company changed its methods of accounting for fair value measurements, the fair value option for financial assets and financial liabilities, and uncertainty in income taxes.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 27, 2009 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG LLP

New York, New York
February 27, 2009

CONSOLIDATED FINANCIAL STATEMENTS

The Student Loan Corporation and Subsidiaries
CONSOLIDATED STATEMENTS OF INCOME

(Dollars in thousands, except per share amounts)	Years ended December 31, 2008	2007	2006
NET INTEREST INCOME			
Interest income	**$1,215,412**	$1,563,811	$1,624,563
Interest expense to principal stockholder (Notes 6, 10 and 13)	**(884,113)**	(1,175,164)	(1,213,033)
Net interest income	**331,299**	388,647	411,530
Provision for loan losses (Note 4)	**(140,895)**	(59,920)	(26,170)
Net interest income after provision for loan losses	**190,404**	328,727	385,360
OTHER INCOME			
Gains on loans securitized (Note 15)	**1,262**	70,814	189,017
Gains on loans sold	**2,532**	41,044	26,813
Fee and other income (Note 8)	**101,197**	36,301	28,861
Total other income	**104,991**	148,159	244,691
OPERATING EXPENSES			
Salaries and employee benefits (Notes 10 and 11)	**48,573**	61,628	56,930
Restructuring and related charges	**12,389**	735	–
Other expenses (Notes 9 and 10)	**118,913**	117,155	108,829
Total operating expenses	**179,875**	179,518	165,759
Income before income taxes and extraordinary item	**115,520**	297,368	464,292
Provision for income taxes (Note 12)	**40,714**	114,677	177,480
NET INCOME	**$ 74,806**	$ 182,691	$ 286,812
BASIC AND DILUTED EARNINGS PER COMMON SHARE			
Based on 20,000,000 shares outstanding (Note 1)	**$ 3.74**	$ 9.13	$ 14.34
Dividends declared and paid per common share	**$ 5.72**	$ 5.59	$ 4.98

See accompanying Notes to Consolidated Financial Statements.

The Student Loan Corporation and Subsidiaries
CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except per share amounts)	December 31, 2008	2007
ASSETS		
Federally insured student loans (Note 4)	**$18,064,662**	$16,244,273
Private education loans (Note 4)	**5,861,545**	4,696,337
Deferred origination and premium costs (Note 4)	**635,449**	668,082
Allowance for loan losses (Note 4)	**(110,329)**	(42,115)
Student loans, net	**24,451,327**	21,566,577
Other loans and lines of credit (Note 4)	**9,016**	87,437
Loans held for sale (Note 1 and 4)	**1,072,316**	337,790
Cash	**595**	25
Residual interests in securitized loans (Note 15)	**942,807**	633,074
Other assets (Note 5)	**1,659,617**	1,154,956
Total Assets	**$28,135,678**	$23,779,859
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Short-term borrowings, payable to principal stockholder (Note 6)	**$12,654,200**	$13,373,000
Short-term secured borrowings, payable to Department of Education (Note 6)	**1,002,211**	–
Long-term borrowings, payable to principal stockholder (Note 6)	**10,102,000**	8,100,000
Long-term secured borrowings (Note 6)	**1,727,744**	–
Deferred income taxes (Note 12)	**241,642**	287,462
Other liabilities (Note 7)	**822,884**	395,174
Total liabilities	**26,550,681**	22,155,636
Stockholders' Equity		
Preferred stock, par value $0.01 per share; authorized 10,000,000 shares; no shares issued or outstanding	**–**	–
Common stock, par value $0.01 per share; authorized 50,000,000 shares; 20,000,000 shares issued and outstanding	**200**	200
Additional paid-in capital	**141,723**	141,355
Retained earnings	**1,443,074**	1,482,668
Total stockholders' equity	**1,584,997**	1,624,223
Total Liabilities and Stockholders' Equity	**$28,135,678**	$23,779,859

See accompanying Notes to Consolidated Financial Statements.

The Student Loan Corporation and Subsidiaries
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Years ended December 31,		
(Dollars in thousands, except per share amounts)	**2008**	2007	2006
COMMON STOCK AND ADDITIONAL PAID-IN CAPITAL			
Balance, beginning of period	**$ 141,555**	$ 141,524	$ 139,583
Capital contributions and other changes	**368**	31	1,941
Balance, end of period	**$ 141,923**	$ 141,555	$ 141,524
RETAINED EARNINGS			
Balance, beginning of period	**$1,482,668**	$1,410,968	$1,222,262
Net income	**74,806**	182,691	286,812
Cumulative effect of adoption of accounting standard, net of taxes of $506 and $941 in 2007 and 2006, respectively	**–**	809	1,494
Common dividends declared, $5.72, $5.59 and $4.98 per common share in 2008, 2007 and 2006, respectively	**(114,400)**	(111,800)	(99,600)
Balance, end of period	**$1,443,074**	$1,482,668	$1,410,968
ACCUMULATED OTHER CHANGES IN EQUITY FROM NONOWNER SOURCES			
Balance, beginning of period	**$ –**	$ 809	$ –
Net change in unrealized gains on investment securities, net of taxes of $(506) and $506 in 2007 and 2006, respectively (Note 1)	**–**	(809)	809
Balance, end of period	**$ –**	$ –	$ 809
TOTAL STOCKHOLDERS' EQUITY	**$1,584,997**	$1,624,223	$1,553,301
SUMMARY OF CHANGES IN EQUITY FROM NONOWNER SOURCES			
Net income	**$ 74,806**	$ 182,691	$ 286,812
Changes in equity from nonowner sources, net of taxes	**–**	–	809
Total changes in equity from nonowner sources	**$ 74,806**	$ 182,691	$ 287,621

See accompanying Notes to Consolidated Financial Statements.

The Student Loan Corporation and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)	Years ended December 31, **2008**	2007	2006
Cash flows from operating activities:			
Net income	**$ 74,806**	$ 182,691	$ 286,812
Adjustments to reconcile net income to net cash from operating activities:			
Depreciation and amortization of equipment and computer software	**12,285**	14,429	13,658
Amortization of deferred loan origination and purchase costs	**96,700**	109,728	145,792
Accreted interest on residual interests	**(65,510)**	(59,177)	(24,352)
Provision for loan losses	**140,895**	59,920	26,170
Restructuring and related charges	**12,389**	735	–
Deferred tax benefit	**(45,820)**	(179)	(3,649)
Gains on loans sold and securitized	**(3,794)**	(111,858)	(215,830)
(Gain) loss on residual interest valuation	**(326,039)**	(2,733)	15,391
(Gain) loss on servicing asset valuation	**(9,021)**	15,668	13,287
Change in loans held for sale including loan origination and purchase costs	**(718,606)**	(300,198)	(902,618)
Proceeds from loans sold and securitized	**141,075**	232,305	876,263
Cash received on residual interests in trading securitized assets	**138,681**	65,388	17,095
Change in accrued interest receivable	**(55,097)**	(187,984)	(52,008)
Other non-cash charges	**15,962**	–	–
Change in other assets	**(337,009)**	(135,703)	(12,325)
Change in other liabilities	**416,306**	(64,392)	105,893
Net cash provided by (used in) operating activities	**$ (511,797)**	$ (181,360)	$ 289,579
Cash flows from investing activities:			
Change in loans	**$(5,200,753)**	$(5,084,958)	$(3,903,506)
Change in loan origination and purchase costs	**(120,259)**	(232,674)	(257,919)
Proceeds from loans sold and securitized	**1,973,207**	4,474,616	7,622,265
Cash received on residual interests classified as available-for-sale assets	**-**	–	7,749
Change in restricted cash	**(47,615)**	–	–
Capital expenditures on equipment and computer software	**(8,646)**	(6,569)	(8,850)
Net cash used in investing activities	**$(3,404,066)**	$ (849,585)	$ 3,459,739
Cash flows from financing activities:			
Net change in borrowings with original maturities of one year or less	**$ 3,444,200**	$(1,963,800)	$ (144,300)
Proceeds from borrowings with original terms of one year or more	**6,239,000**	7,100,000	–
Net proceeds from issuance of secured borrowings - Department of Education	**1,002,211**	–	–
Net proceeds from issuance of secured borrowings	**1,843,620**	–	–
Repayments of secured borrowings	**(98,198)**	–	–
Repayments of borrowings with original terms of one year or more	**(8,400,000)**	(4,000,000)	(3,500,000)
Dividends paid to stockholders	**(114,400)**	(111,800)	(99,600)
Net cash provided by financing activities	**$ 3,916,433**	$ 1,024,400	$(3,743,900)
Net increase (decrease) in cash	**$ 570**	$ (6,545)	$ 5,418
Cash - beginning of period	**25**	6,570	1,152
Cash - end of period	**$ 595**	$ 25	$ 6,570
Supplemental disclosure:			
Cash paid for:			
Interest	**$ 905,666**	$ 1,168,513	$ 1,220,339
Income taxes, net	**$ 52,779**	$ 176,049	$ 125,237

See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

Background

The accompanying Consolidated Financial Statements of The Student Loan Corporation (the Company), a Delaware corporation, include the accounts of the Company and its wholly owned subsidiary, SLC Student Loan Receivables I, Inc. Educational Loan Center, Inc., a former subsidiary of the Company, was dissolved on June 30, 2008. All intercompany balances and transactions have been eliminated.

The Company, through a trust agreement to originate loans through Citibank, N.A. (CBNA), is an originator, manager and servicer of student loans, including loans made in accordance with federally sponsored guaranteed student loan programs as well as private education loans. CBNA owns 80% of the Company's outstanding common stock and is an indirect wholly owned subsidiary of Citigroup Inc. (Citigroup).

The Company has revised its financial results for the year ended December 31, 2008 from the results released in the Company's January 23, 2009 Earnings Release and Current Report on Form 8-K. The revision reflects the recognition of a liability related to the 2007 federal income tax. This amounted to a $1.4 million increase in **Provision for income taxes** and a $0.07 decrease in basic and diluted earnings per common share.

Basis of Presentation

The Company's accounting policies are in conformity with U.S. generally accepted accounting principles (GAAP). The Company's operations are a single segment for financial reporting purposes, as the Company's only operations consist of originating, managing and servicing student loans.

Certain amounts in the prior years' financial statements have been reclassified to conform to the current year's presentation. Such reclassification had no effect on the Consolidated Balance Sheet as previously reported.

Use of Estimates

The preparation of the Consolidated Financial Statements in conformity with GAAP requires the Company to make estimates based on assumptions about current and future economic and market conditions (including, but not limited to, credit risk, market liquidity and interest rates) which affect reported amounts and related disclosures in the Company's financial statements. Although current estimates reflect existing conditions and expected trends, as appropriate, it is reasonably possible that actual conditions in 2009 could differ from those estimates. Such differences could have a material adverse effect on the Company's results of operations and financial position. Among other effects, such changes could result in increases in the allowance for loan losses and decreases in the fair value of retained interests from securitizations.

Revenue Recognition

Revenues, which include net interest income, fees and gains on loans sold and securitized, if any, are recognized as they are earned. Interest income includes special allowance payments (SAP) from and excess interest payments to the federal government as prescribed under the Higher Education Act of 1965, as amended (the Higher Education Act), and is net of amortization of premiums and origination costs. The Company accounts for premiums and origination costs in accordance with Statement of Financial Accounting Standards (SFAS) No. 91, *Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases* (SFAS 91). Deferred premiums and origination costs on the Company's loan portfolio are amortized using the interest method and recognized as yield adjustments to interest income.

Loans

The Company has a portfolio of student loans originated under the Federal Family Education Loan (FFEL) Program authorized by the U.S. Department of Education (the Department) under the Higher Education Act, which are insured by guaranty agencies (guarantors). Student loan interest, inclusive of SAP from and excess interest payments to the federal government, if any, is recognized as it is earned or incurred and are recognized as yield adjustments to interest income.

The Company also has a portfolio of private education loans primarily consisting of CitiAssist® loans. Some of those loans are insured against loss by private insurers or covered under other risk-sharing agreements with creditworthy schools. Some of those loans, including many higher risk loans, are neither insured nor covered under risk-sharing agreements. The Company is exposed to 100% of loss on such loans. Effective January 1, 2008, the Company elected to stop insuring new CitiAssist loan originations.

Allowance for Loan Losses

The Company has an allowance for loan losses that provides a reserve for estimated losses on: (1) the portion of the FFEL Program loan portfolio that is subject to the risk-sharing provisions of the Higher Education Act and (2) the private education loan portfolio, after considering the credit risk insurance coverage obtained from third parties, the impact of any risk-sharing agreements with certain schools and counterparty risk ratings. Estimated losses are based on historical delinquency and credit loss experience adjusted for expected market conditions and aging of the portfolio. Estimated losses that are probable and estimable are expensed currently and increase the provision for loan losses. Actual losses are charged against the reserve as they occur, and subsequent recoveries are credited back to the reserve.

The Company ceases to accrue interest income on a student loan when one of the following events occurs: (1) a FFEL Program loan loses its guarantee, (2) an insured private education loan reaches 150 days of delinquency or (3) an uninsured private education loan reaches 90 days of delinquency. Accrual of interest is resumed if the loan guarantee is reinstated. Interest received on non-accruing loans is recorded directly into interest income. The Company immediately writes off the loan balance corresponding to the unguaranteed portion of FFEL Program loans at the end of the month in which the loan is at least 270 days delinquency and the uninsured portion of private education loans at the end of the month in which the loan is at least 120 days of delinquency. Also, the Company writes off the loan balances for loans in which the guarantee claim is not received for FFEL Program and private education loans after 450 days and 240 days of delinquency, respectively. When loans or portions of loans are written off, the Company reduces interest income by the amounts of accrued, uncollected interest and unamortized deferred premiums and origination costs.

Restricted Cash

Restricted cash represents amounts related to the Company's secured borrowings. This cash must be used to make payments related to the secured borrowings and is classified as a component of **Other assets**. Amounts on deposit in these accounts represent reserve accounts or are the result of timing differences between when principal and interest is collected on the trust assets and when principal and interest is paid on trust liabilities.

Transfer of Student Loans through Sale or Securitization

Whole Loan Sales

The Company accounts for its whole loan sales in accordance with the provisions of SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of FASB Statement No. 125*, as amended (SFAS 140). In order for a transfer of financial assets to be considered a sale, the assets transferred by the Company must have been isolated from the seller, even in bankruptcy or other receivership, and the purchaser must have the right to sell the assets transferred. In addition, the sale accounting rules of SFAS 140 require the Company to relinquish effective control over the loans sold as of the sale date.

Loans Securitized

There are two key accounting determinations that must be made relating to securitizations. First, a determination must be made as to whether the transfer is considered a sale in accordance with SFAS 140. If it is a sale, the transferred assets are removed from the Company's consolidated balance sheet with a gain or loss recognized. Second, a determination must be made as to whether the securitization entity should be included in the Company's Consolidated Financial Statements. If the securitization entity's activities are sufficiently restricted to meet accounting requirements for a qualifying special purpose entity (QSPE), the securitization entity is not consolidated by the seller of transferred assets.

All of the Company's off-balance sheet securitization entities meet the definition of a QSPE and are not consolidated. See Note 2 for proposed accounting changes which could change how the Company accounts for its off-balance sheet securitization entities. The Company accounts for its on-balance sheet securitization entity as a secured borrowing as it did not qualify as a QSPE in accordance with SFAS 140 and therefore is consolidated in the Company's financial statements.

Gains and losses are recognized at the time of securitization and are reported in **Gains on loans securitized**. Securitization gains and losses represent the difference between the cost basis of the assets sold and the fair value of the assets received, including, as applicable, cash, residual interests, servicing assets and retained notes. The Company estimates the fair value of the residual interests and servicing assets using an income approach by determining the present value of expected future cash flows using modeling techniques that incorporate management's best estimates of key assumptions, including prepayment speeds, credit losses, borrower benefits and discount rates.

The Company retains interests in the securitized loans in the form of subordinated residual interests (i.e., interest-only strips), servicing rights and, in certain cases, subordinated notes issued by the trusts (collectively, retained interests). Residual interests and servicing rights are recorded at fair value in accordance with the provisions of SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities (SFAS 159) and SFAS No. 156, Accounting for Servicing of Financial Assets - an amendment of FASB Statement No. 140 (SFAS 156)*, respectively. Retained notes are also recorded at fair value in accordance with the provisions of SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities*. Unrealized gains and losses on retained interests are reported in **Fee and other income**. Accreted interest on residual interests is reported in **Interest income**.

The Company early adopted SFAS 159 on January 1, 2007. Upon adoption, the Company elected to account for its residual interest from the 2004 securitization, which was classified as an available-for-sale security, at fair value. As a result, the Company reclassified $0.8 million in unrealized gains net of tax from **Accumulated other changes in equity from nonowner sources** to **Retained earnings**.

Cash is received from the trusts for servicing fee revenues, residual interest distributions and payments of principal and interest on retained notes.

The Company's on-balance sheet securitization transactions are collateralized by student loans, which are recorded in **Federally insured student loans,** and accrued interest on the student loans and certain cash accounts, which are recorded in **Other assets** in the Consolidated Balance Sheets.

Additional information on the Company's securitization activities may be found in Note 15.

Loans Held for Sale

Loans held for sale are loans that the Company plans to include in a future securitization or sale transaction including those loans that will be sold to the Department under the Department's Loan Participation Purchase Program (the Participation Program) and under the Loan Purchase Commitment Program (the Purchase Program). Management continually assesses its future securitization and loan sale plans and transfers sufficient amounts of loans to the held for sale portfolio to meet the Company's anticipated near term sale and securitization requirements. These loans are recorded at the lower of cost, consisting of principal and deferred costs, or fair value. For the year ended December 31, 2008, the Company recorded a lower of cost or fair value write down of $34.7 million for loans that were transferred from loans held for sale back into the Company's loan portfolio. For the years ended December 31, 2007 and 2006, the fair value of loans held for sale exceeded cost and no write down was necessary. See Note 16 for more information about the carrying value of loans held for sale.

Changes in the Company's loans held for sale are presented in the table below:

	Year Ended December 31,	
(Dollars in thousands)	**2008**	2007
Balance at beginning of period	**$ 337,790**	$ 323,041
Origination and purchases	**726,865**	353,384
Transfers into loans held for sale	**2,411,222**	6,589,465
Transfers back into the operating loan portfolio	**(2,222,087)**	(2,185,101)
Loan sales	**(138,543)**	(1,758,047)
Loan securitizations	**–**	(2,931,766)
Fair value write down of loans held for sale	**(34,672)**	–
Other[(1)]	**(8,259)**	(53,186)
Balance at end of period	**$1,072,316**	$ 337,790

(1) Amount includes borrower principal payments and loan consolidations.

Derivatives

The Company uses derivative financial products, including swaps and options, in an effort to manage its exposure to interest rate risk. In addition, the Company uses cross-currency swaps in an effort to manage its exposure to foreign currency exchange rates on its foreign currency denominated secured borrowings. The Company's derivative instruments do not qualify for hedge accounting under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities,* as amended (SFAS 133) and are carried at fair value in **Other assets** or **Other liabilities** with changes in fair value recorded currently in **Fee and other income.**

Internally Developed Software

Certain direct costs associated with the development of internal use software are capitalized. The Company capitalizes development costs for internal use software in accordance with the provisions of Statement of Position 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.* These costs are included in **Other assets** and are amortized by the straight-line method over the service period, not to exceed ten years. Capitalization of development costs starts after the preliminary project stage is completed and ends when the project is substantially complete and ready for its intended use. Capitalized internally developed software costs are periodically reviewed for impairment. Capitalized costs of projects deemed to be obsolete or abandoned are written off as operating expenses.

Employee Benefits Expense

The Company's employee benefits are provided under programs administered and maintained by Citigroup. Employee benefits expense includes prior and current service costs of pension and other postretirement benefit plans, which are accrued on a current basis based on a Citigroup allocation that is applied to employee salary costs. Any pension obligation pertaining to these plans is a liability of Citigroup.

Earnings Per Share

Basic earnings per common share is computed by dividing income applicable to common stockholders by the weighted-average number of common shares outstanding for the period. In 2008, 2007 and 2006, the Company had no securities or other contracts to issue Company common stock that could result in dilution.

Income Taxes

The Company is included in the consolidated federal income tax return of Citigroup, and is included in certain combined or unitary state/local income or franchise tax returns of Citigroup or its subsidiaries. While the Company is included in these consolidated, combined or unitary returns, it has agreed to pay to CBNA an amount equal to the federal, state and local taxes the Company would have paid had it filed its returns on a separate company basis and the amount, if any, by which the tax liability of any unitary group (of which any Citigroup affiliate other than the Company is a member) is adjusted by virtue of the inclusion of the Company's activity in the group's unitary return. CBNA has agreed to pay the Company an amount equal to the tax benefit of the actual tax loss of the Company as if the Company filed a separate return and the amount, if any, by which the tax liability of any unitary group (of which any Citigroup affiliate other than the Company is a member) is adjusted by virtue of the inclusion of the Company's activity in the group's unitary return.

Deferred income tax assets and liabilities are recorded for the future tax consequences of events that have been recognized in the Consolidated Financial Statements or tax returns based upon enacted tax laws and rates. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not. Since all of the Company's deferred tax assets are expected to be realized, the Company does not maintain a valuation allowance for these assets, in accordance with SFAS No. 109, *Accounting for Income Taxes* (SFAS 109).

The Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48), which sets out a framework for preparers to use to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation of SFAS 109 uses a two-step approach wherein a tax benefit is recognized if a position is more-likely-than-not to be sustained. The amount of the benefit is then measured to be the highest tax benefit which is greater than fifty percent likely to be realized. FIN 48 also sets out disclosure requirements to enhance transparency of an entity's tax reserves. The Company adopted FIN 48 as of January 1, 2007.

Accounting Changes

Fair Value Measurements

As of January 1, 2007, the Company elected to early-adopt SFAS No. 157, *Fair Value Measurements* (SFAS 157). SFAS 157 defines fair value, establishes a consistent framework for measuring fair value and expands disclosure requirements about fair value measurements.

Accounting for Servicing of Financial Assets

On January 1, 2006, the Company elected to early-adopt SFAS No. 156, *Accounting for Servicing of Financial Assets, an Amendment to SFAS No. 140* (SFAS 156). This pronouncement permits an election to remeasure servicing rights at fair value, with the changes in the fair value being recorded in current earnings. Upon adoption, the Company chose the fair value measurement method for recording its servicing assets and increased its beginning of the period retained earnings by a $1.5 million after tax cumulative effect adjustment to reflect its student loan servicing asset at fair value at January 1, 2006.

2. FUTURE APPLICATION OF ACCOUNTING STANDARDS

Elimination of QSPEs and Changes in the FIN 46(R) Consolidation Model

The FASB has issued an Exposure Draft of a proposed standard that would eliminate QSPEs from the guidance in SFAS 140. While the proposed standard has not been finalized this change may have a significant impact on the Company's Consolidated Financial Statements as the Company may lose sales treatment for assets previously sold to a QSPE, as well as for future sales, and for certain transfers of portions of assets that do not meet the proposed definition of "participating interests." This proposed revision could become effective in January 2010. As of December 31, 2008, the total assets of QSPEs to which Company, acting as principal, has transferred assets and received sales treatment were $15.7 billion.

In connection with the proposed changes to SFAS 140, the FASB has also issued a separate exposure draft of a proposed standard that proposes three key changes to the consolidation model in *FASB Interpretation No. 46, Consolidation of Variable Interest Entities, revised December 2003 (FIN 46(R))*. First, the FASB will now include former QSPEs in the scope of FIN 46(R). In addition, the FASB supports mending FIN 46(R) to change the method of analyzing which party to a variable interest entity (VIE) should consolidate the VIE to a qualitative determination of power combined with benefits and losses instead of today's risks and rewards model. Finally, the proposed standard requires that the analysis of primary beneficiaries be reevaluated whenever circumstances change. The existing rules require reconsideration only when specified reconsideration events occur. The FASB is currently re-deliberating these proposed standards and they are accordingly still subject to change.

Disclosures about Derivative Instruments and Hedging Activities

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities - an amendment of FASB Statement No. 133* (SFAS 161). The standard requires enhanced disclosures about derivative instruments and hedged items that are accounted for under SFAS 133 and related interpretations. The standard will be effective for all of the Company's interim and annual financial statements for periods beginning after November 15, 2008, with early adoption permitted. The standard expands the disclosure requirements for derivatives and hedged items and has no impact on how the Company accounts for these instruments.

3. RESTRUCTURING AND RELATED CHARGES

During 2008, under its then existing severance policy, the Company announced two restructuring initiatives in an effort to prudently manage the business through the unprecedented market conditions and to strategically reposition its business to benefit from certain products, channels, and operational structure while strategically deploying capital resources.

As a result of these initiatives, the Company recorded restructuring and related charges of $12.4 million during 2008. These charges consist of severance related costs of $11.8 million and non-cash charges associated with the impairment of software assets totaling $0.6 million. As a result of these activities, 215 positions have been eliminated. At December 31, 2008, the Company had a liability of $5.0 million related to this restructuring included in **Other liabilities.** At December 31, 2008, a majority of the affected employees had been terminated, with the remaining terminations expected to be completed by the second quarter of 2009.

4. STUDENT LOANS

The Company's portfolio of student loans consists primarily of loans originated under government guaranteed loan programs, principally the FFEL Program. The Company owns and manages the following types of FFEL Program loans: subsidized Federal Stafford, unsubsidized Federal Stafford, Federal PLUS and Federal Consolidation Loans. In addition, the Company's government-guaranteed portfolio includes Federal Supplemental Loans for Students (SLS Loans) and Health Education Assistance Loans (HEAL Loans). When the statutory interest rates on most FFEL Program loans provide less than prescribed rates of return, the Company receives compensation from the federal government as defined by the Higher Education Act. The federal government pays a special allowance payment (SAP), which increases the Company's loan yield over a base rate tied to either the 90-day Commercial Paper rate as published by the Department (CP) or the 91-day Treasury Bill auction yield, depending on the loan origination date. In addition, the federal government generally pays the stated interest rate on subsidized Federal Stafford Loans while the borrower is in school, grace or deferment.

The Company's loan portfolio expands through disbursements of new FFEL Program loans as well as secondary market and other loan procurement activity. Purchases may include FFEL Program loans purchased through third-party purchase agreements. These agreements obligate the Company to purchase eligible loans offered for sale and/or originated by the other party. The contractual premium on the loans purchased under these contracts varies from agreement to agreement.

The Company's portfolio also contains private education loans originated through alternative programs. These loans are generally for students who either seek additional financial assistance beyond that available through the government programs and other sources or do not qualify for federal government sponsored student loan programs. Private education loans are generally offered based on the borrower's or co-signer's creditworthiness. Private education loans are prime rate-based with provisions similar to the FFEL Program, such as deferment of both principal and interest payments while the student is in school.

In order to comply with certain legal and regulatory requirements, private education loans are originated by CBNA, the Company's principal shareholder. In accordance with the provisions of an intercompany agreement, origination and servicing fees are charged to CBNA for the underwriting, disbursing and servicing of private education loans. After full disbursement, the Company purchases all private education loans from CBNA.

The Company's loans are summarized by program type as follows:

(Dollars in thousands)	December 31, 2008	2007
Federal Stafford Loans	**$10,188,076**	$ 8,687,483
Federal Consolidation Loans	**6,312,535**	6,364,762
Federal SLS/PLUS/HEAL Loans	**1,564,051**	1,192,028
Private education loans	**5,861,545**	4,696,337
Total student loans held, excluding deferred costs	**23,926,207**	20,940,610
Deferred origination and premium costs	**635,449**	668,082
Student Loans held	**24,561,656**	21,608,692
Less: allowance for loan losses	**(110,329)**	(42,115)
Student Loans held, net	**24,451,327**	21,566,577
Loans held for sale, excluding deferred costs	**1,058,953**	331,263
Deferred origination and premium costs	**13,363**	6,527
Loans held for sale	**1,072,316**	337,790
Other loans and lines of credit	**9,016**	87,437
Total loan assets	**$25,532,659**	$21,991,804

Of the FFEL Program loans presented above, $1.9 billion have been pledged as collateral against the Company's secured borrowings. In addition, $1.0 billion of loans classified as Loans held for sale have been pledged as collateral against the Company's secured borrowing with the Department. See Note 6 for additional information.

The Company's FFEL Program loan holdings are guaranteed by the federal government in the event of a borrower's default, death, disability, bankruptcy, school closure, false certification or unpaid school refund, subject to risk-sharing provisions established by the federal government. Insurance on FFEL Program loans is provided by certain state or not-for-profit guarantors, which are reinsured by the federal government.

The Higher Education Act requires every state to either establish its own guarantor or contract with another guarantor in order to support the education financing and credit needs of students at post-secondary schools. FFEL Program guarantors in each state generally guarantee loans for students attending schools in their particular state or region or guarantee loans for their residents attending schools in another state.

FFEL Program loans are subject to regulatory requirements relating to servicing in order to maintain the loan's guarantee. In the event of default on a student loan or a borrower's death, disability or bankruptcy, the Company files a claim with the guarantor of the loan.

As of December 31, 2008, the Company receives reimbursement on substantially all FFEL Program loan claims at a rate of 97% or 98%, depending on the origination date of the loan. FFEL Program loan claims are subject to rejection by the guarantor in the event of loan servicing or origination defects. If servicing or origination defects are identified, the claimed loan is rejected and returned to the Company for remedial loan servicing. During the remedial servicing period, usually lasting several months, interest income is not accrued. The loans in remediation were not material at both December 31, 2008 and 2007. If the guarantee on the rejected claim cannot be reinstated, the defaulted loan is written off against the allowance for loan losses, generally, within four months of the claim rejection. Guarantor claim payments on loans with minor servicing defects are subject to interest penalty deductions that are charged directly against current period interest income.

The following tables provide details of loans, excluding allowance for loan losses and deferred origination and premium costs, by type of guaranty or risk-sharing agreement:

	December 31,			
(Dollars in thousands)	**2008**	**%**	2007	%
Federal Loan Guarantors				
New York State Higher Education Services Corp.	**$ 5,545,464**	**22**	$ 5,392,849	25
EdFund	**4,020,974**	**16**	3,472,724	16
United Student Aid Funds	**2,039,040**	**8**	2,073,709	10
American Student Assistance	**1,887,695**	**8**	1,456,649	7
Texas Guaranteed Student Loan Corp.	**1,198,959**	**5**	849,706	4
Great Lakes Higher Education	**911,416**	**4**	616,994	3
Other federal loan guarantors	**3,515,205**	**14**	2,705,888	13
Total federally guaranteed	**19,118,753**	**77**	16,568,519	78
Private education loan insurers	**4,541,439**	**18**	3,869,945	18
Total guaranteed/insured	**23,660,192**	**95**	20,438,464	96
Other unguaranteed/uninsured[(1)]	**1,333,984**	**5**	920,846	4
Total loans	**$24,994,176**	**100**	$21,359,310	100

(1) Primarily includes uninsured CitiAssist loans and lines of credit

The Company's private education loan portfolio is not guaranteed by the federal government. Although private education loans do not carry a federal government guarantee, the Company has purchased private insurance on 75% of these loans through United Guaranty Commercial Insurance Company of North Carolina/New Hampshire Insurance Company (UGCIC/NHIC) and on 2% of these loans through Arrowood Indemnity Company (Arrowood). UGCIC/NHIC are subsidiaries of American International Group (AIG).

These insurance providers insure the Company against loss in cases of borrower loan default, bankruptcy or death. Under the Arrowood program, private education loans that are submitted for default claim are generally subject to a risk-sharing deductible of 5% of the sum of the outstanding principal and accrued interest balances. Under the UGCIC/NHIC program, defaults are generally subject to risk-sharing deductibles between 10% and 20% of the claim amounts.

Since 2003, UGCIC/NHIC has insured the Company for maximum portfolio losses ranging from 12.5% to 13.5%. The Company is exposed to 100% of losses that exceed these thresholds, which is not expected to occur in the near term. For loans insured during 2005 and 2006, the insurance premium is calculated under an experience-rated plan, which may require additional premium payments of up to $58.2 million in order to maintain insurance coverage for these loans if the loss limits exceed the established parameters. The Company ceased insuring new CitiAssist loans originated on or after January 1, 2008.

A portion of the uninsured loans are covered by risk-sharing agreements with schools and universities. Under these programs, the school or university assumes a portion of the Company's credit exposure for the covered loans. The risk-sharing agreements generally take one of two forms: i) the school reimburses the Company for a specified percentage of losses of 50% to 100% when the losses exceed an agreed upon threshold ranging from 0% to 100% or ii) the school pays 8% to 50% of the total disbursed amount to compensate for future expected losses.

The allowance for loan losses provides a reserve for estimated risk-sharing and other credit losses on FFEL Program and CitiAssist loans. Changes in the Company's allowance for loan losses are as follows:

(Dollars in thousands)	**2008**	2007	2006
Balance at beginning of year	**$ 42,115**	$ 14,197	$ 4,990
Provision for loan losses	**140,895**	59,920	26,170
Charge offs	**(80,618)**	(36,045)	(19,624)
Recoveries	**10,578**	5,697	2,661
Other[1]	**(2,641)**	(1,654)	–
Balance at end of year	**$110,329**	$ 42,115	$ 14,197

(1) Represents reserve amounts associated with loans securitized.

At December 31, 2008 and 2007, the Company had $32.4 million and $19.1 million, respectively, of loans that ceased accruing interest. The Company also had $642.2 million and $701.3 million of loans that were greater than 90 days delinquent and were still accruing interest at December 31, 2008 and 2007, respectively.

5. OTHER ASSETS

Other assets are summarized as follows:

	December 31,	
(Dollars in thousands)	**2008**	2007
Accrued interest receivable:		
from student loan borrowers	**$ 798,113**	$ 649,219
from federal government	**12,889**	106,686
Servicing asset from securitization activity (Note 15 and 16)	**208,133**	199,112
Collateral on derivatives with CBNA	**387,498**	86,699
Derivative agreements with CBNA (Note 13)	**91,559**	35,864
Retained notes from securitization activities	**66,487**	24,204
Restricted cash	**47,615**	–
Equipment and computer software[1]	**27,457**	34,563
Other	**19,866**	18,609
Total other assets	**$1,659,617**	$1,154,956

(1) Amounts are reflected net of accumulated depreciation and software amortization of $59.1 million and $53.4 million at December 31, 2008 and 2007, respectively.

Depreciation and software amortization expense totaled $12.3 million, $14.4 million and $13.7 million for the years ended December 31, 2008, 2007 and 2006, respectively. Included in equipment and computer software are capitalized internally developed software costs of $25.4 million and $31.5 million at December 31, 2008 and 2007, respectively. During the years ended December 31, 2008 and 2007, the Company capitalized $7.7 million and $5.3 million, respectively, in costs related to software development. The Company disposed of equipment and computer software with a net book value of $3.5 million during the year ended December 31, 2008, of which $2.9 million is included in **Other expenses** and $0.6 million is included in **Restructuring and related charges.** The Company had no significant disposals of equipment and computer software during the year ended December 31, 2007.

During the year ended December 31, 2008, accrued interest receivable from borrowers increased by $148.9 million. The increase is primarily due to increases in the Company's student loan assets. Accrued interest receivable from the federal government decreased by $93.8 million (88%) during the year ended December 31, 2008. This decrease is primarily due to the impact of declining interest rates, which reduced SAP due from the federal government.

The Company is required to maintain collateral for its derivative contracts entered into with CBNA in a margin account. The Company's collateral on these derivatives increased by $300.8 million during the year ended December 31, 2008, primarily as a result of declining interest rates. For further information on the Company's derivative agreements, see Note 13.

The increase in the retained notes from securitizations was $42.3 million. This increase was related to the retention of an additional $59.1 million of notes during the year. The Company's retained notes were written down by $16.8 million to reflect their fair value at December 31, 2008. For more information of these retained notes, see Note 15.

During March 2008, the Company completed its first on-balance sheet securitization. As a result, the Company's Consolidated Financial Statements include cash held by the trust, or restricted cash, which can be only used to satisfy trust obligations.

6. BORROWINGS

At December 31, 2008 and 2007, short- and long-term borrowings were made under the terms of an Omnibus Credit Agreement, as amended (Omnibus Credit Agreement) with CBNA. Under this agreement, the maximum aggregate credit available is $30.0 billion through December 31, 2009. If the agreement is not extended or replaced by that date, the borrowings outstanding at that date would continue to mature based on their originally contracted maturities. In addition, the Company would no longer have a guaranteed funding source for new borrowings, which could negatively impact the ability to fund future disbursements. The cost of funding and maturities are negotiated on a borrowing-by-borrowing basis. The Omnibus Credit Agreement contains no material financial covenants or restrictions, though it terminates and all outstanding borrowings thereunder become due and payable if less than 50% of the voting equity interest in the Company is owned or controlled by CBNA or any of Citigroup's subsidiaries.

As of December 31, 2008, $4.3 billion of the Company's outstanding borrowings under the Omnibus Credit Agreement included derivatives embedded in the respective debt instruments. These embedded derivatives have been determined to be clearly and closely related to the underlying debt instruments and, in accordance with SFAS 133, do not require bifurcation. Management considers these options as economic hedges to the floor income component of its assets.

Short-Term Borrowings

	December 31, 2008		December 31, 2007	
(Dollars in thousands)	**Amount**	**Contracted Weighted Average Interest Rate**	Amount	Contracted Weighted Average Interest Rate
Notes payable	**$ 8,617,200**	**2.52%**	$ 5,173,000	5.23%
Secured borrowings from the Department of Education	**1,002,211**	**3.37%**	–	–
Portion of long-term borrowings due within one year	**4,037,000**	**2.63%**	8,200,000	4.92%
Total short-term borrowings	**$13,656,411**	**2.61%**	$13,373,000	5.04%

During December 2008, the Company obtained $1.0 billion of funding through the sale of participation interests in certain FFEL Program loans under the Participation Program. Loans funded under the Participation Program must be either refinanced or the participated loans must be sold to the Department pursuant to the Purchase Program prior to its expiration on September 30, 2009. The Company expects to sell these loans to the Department.

Short-term borrowings have a remaining term to maturity of one year or less. The Company expects that each of the Omnibus short-term borrowings will be refinanced with new borrowings. At December 31, 2008, all of the notes payable above had variable interest rates.

Long-Term Borrowings

(Dollars in thousands)	December 31,	
	2008	2007
Secured borrowings, based on London Interbank Offered Rate (LIBOR) (note rates ranged from 2.60% to 3.62% at December 31, 2008), due March 2013 - December 2032	**$ 1,727,744**	$ –
CBNA Notes, based on LIBOR (note rates ranged from 3.44% to 6.39% at December 31, 2008), due August 2009 - April 2012	**5,389,000**	–
CBNA Notes, based on LIBOR (note rates ranged from 4.84% to 5.17% at December 31, 2007), matured July - August 2008	**–**	5,900,000
CBNA Notes, based on LIBOR (note rate 5.03% at December 31, 2007), matured December 2008	**–**	2,000,000
CBNA Notes, based on LIBOR (note rate 0.96% at December 31, 2008), due December 2009	**2,000,000**	2,000,000
CBNA Notes, fixed rate (note rate of 3.02% at December 31, 2007), matured April 2008	**–**	300,000
CBNA Notes, fixed rate (note rate of 5.39% at December 31, 2008), due September 2016	**100,000**	100,000
CBNA Notes, based on LIBOR or strike rate, whichever is higher (note rate of 4.73% at December 31, 2008), due January 2009	**1,300,000**	1,500,000
CBNA Notes, based on LIBOR or strike rate, whichever is higher (note rate of 3.78% at December 31, 2008), due July 2010	**2,000,000**	2,000,000
CBNA Notes, based on LIBOR or strike rate, whichever is higher (note rate of 3.70% at December 31, 2008), due July 2015	**1,000,000**	1,000,000
CBNA Notes, based on prime rate, (note rates of 2.20% at December 31, 2008), due January 2010	**1,500,000**	1,500,000
CBNA Notes, based on prime rate, (note rates of 6.45% at December 31, 2008), due April 2013	**850,000**	–
Less: portion of long-term borrowings due within one year	**(4,037,000)**	(8,200,000)
Total long-term borrowings	**$11,829,744**	$8,100,000

All borrowings that are based upon LIBOR or prime rates are variable borrowings in which the interest rate resets every one to three months depending on the specific terms of each borrowing.

At December 31, 2008, the Company had $1.7 billion of secured borrowings of which $0.2 billion is denominated in Euros. An additional $0.1 billion of notes associated with the transaction remain available for issuance. Principal payments on the secured borrowings are made as principal amounts are collected on the collateralized loans. See Note 14 for additional information regarding collateralized assets and associated liabilities related to this secured borrowing.

At December 31, 2008, aggregate annual maturities on long-term debt obligations (based on final maturity dates) were as follows: $5.7 billion in 2010, $1.6 billion in 2011, $0.9 billion in 2012, $0.9 billion in 2013, $1.0 billion in 2015, and $0.1 billion in 2016.

7. OTHER LIABILITIES

Other liabilities are summarized as follows:

	December 31,	
(Dollars in thousands)	**2008**	2007
Liability from derivative agreements with CBNA (Note 13)	**$463,628**	$ 91,306
Interest payable	**151,382**	174,519
Income taxes payable to CBNA (Note 12)	**47,998**	13,221
Liability from derivative agreements on foreign currency translation	**24,935**	–
Restructuring reserve	**5,048**	255
Accounts payable and other liabilities	**129,893**	115,873
Total other liabilities	**$822,884**	$395,174

8. FEE AND OTHER INCOME

A summary of fee and other income follows:

	Years Ended December 31,		
(Dollars in thousands)	**2008**	2007	2006
Net gains from securitization retained interests and related derivatives (Note 15)	**$126,058**	$ 21,353	$ 10,211
Fair value write down on loans held for sale	**(34,672)**	–	–
Foreign currency translation gains net of mark-to-market losses on foreign currency swap	**(1,790)**	–	–
Other origination and servicing fees from CBNA (Note 10)	**7,406**	7,271	7,457
Late fees	**2,016**	6,063	7,283
Other income	**2,179**	1,614	3,910
Total fee and other income	**$101,197**	$ 36,301	$ 28,861

9. OTHER EXPENSES

A summary of other expenses follows:

	Years Ended December 31,		
(Dollars in thousands)	**2008**	2007	2006
Servicing, professional, and other fees	**$ 70,824**	$ 62,123	$ 56,707
Data processing and communications	**14,702**	14,456	10,839
Depreciation and amortization	**12,285**	15,205	14,467
Stationery, supplies and postage	**6,429**	6,040	6,065
Advertising and marketing	**3,907**	8,635	10,533
Disposal of equipment and computer software	**2,849**	–	708
Premises	**2,650**	3,005	2,952
Travel and entertainment	**1,004**	2,042	2,255
Other	**4,263**	5,649	4,303
Total other expenses	**$118,913**	$117,155	$108,829

10. RELATED PARTY TRANSACTIONS

CBNA, an indirect wholly owned subsidiary of Citigroup, owns 80% of the outstanding common stock of the Company. Pursuant to various intercompany agreements, a number of significant transactions are carried out between the Company and Citigroup, CBNA and/or their affiliates. Related party agreements with CBNA include an Omnibus Credit Agreement, a tax-sharing agreement and student loan originations and servicing agreements. In addition, the Company maintains a trust agreement with CBNA through which it originates FFEL Program loans. Also, the Company has an agreement for education loan servicing with Citibank (South Dakota), National Association. Management believes that the terms under which these transactions and services are provided are, in the aggregate, no less favorable to the Company than those that could be obtained from unaffiliated third parties.

In January 2009, Citigroup announced that it was realigning its structure into two distinct businesses: Citicorp, which will be comprised of Citigroup's core businesses, and Citi Holdings, which will be comprised of non-core businesses. The Company will be included within Citi Holdings. The Company does not currently expect this organizational realignment to adversely affect the Company's business or its operations, but there can be no assurance that future decisions with respect to the Company as a non-core business will have no impact on the Company or its relationships and transactions with CBNA or its affiliates.

Detailed below is a description of, and amounts relating to, the Company's transactions with either CBNA or other Citigroup affiliates that have been reflected in the Company's Consolidated Statements of Income:

	Years Ended December 31,		
(Dollars in thousands)	**2008**	2007	2006
Revenue:			
Interest income	**$ 2,550**	$ 1,525	$ 411
Interest expense	**(825,886)**	(1,175,159)	(1,212,928)
Fee and other (loss) income:			
Derivative valuation (loss) gain	**(270,370)**	(32,961)	4,472
Other origination and servicing fees	**7,576**	7,271	7,458
Operating Expenses:			
Salaries and employee benefits:			
Employee benefits and administration	**$ 9,123**	$ 11,041	$ 10,600
Stock-based compensation	**2,766**	2,345	2,275
Other expenses:			
Servicing, professional and other fees	**62,327**	50,890	46,489
Data processing and communications	**7,022**	6,699	6,238
Premises	**2,619**	2,973	2,930
Other	**6,143**	2,651	2,316

CBNA Omnibus Credit Agreement

All of the Company's outstanding short- and long-term unsecured borrowings were incurred under the terms of the Omnibus Credit Agreement. At December 31, 2008 the Company had outstanding short- and long-term unsecured borrowings with CBNA of $12.7 billion and $10.1 billion, respectively, and $13.4 billion and $8.1 billion, respectively, at December 31, 2007. Under this agreement, the maximum aggregate credit available is $30.0 billion. The Omnibus Credit Agreement expires on December 31, 2009. The Company is currently negotiating a new agreement with CBNA to replace the existing agreement.

Funding terms and conditions under the agreement are negotiated between the Company and CBNA on a borrowing-by-borrowing basis. The cost of borrowing is affected by market conditions and as such future borrowing rates will vary. The Omnibus Credit Agreement contains no material financial covenants or restrictions. The Omnibus Credit Agreement terminates and all outstanding borrowings thereunder become due and payable if less than 50% of the voting equity interest in the Company is owned or controlled by CBNA or any of Citigroup's subsidiaries. This agreement does not restrict the Company's right to borrow from other sources. Interest expense incurred under these borrowings is reflected in the table above. For further information on the Company's borrowings under the Omnibus Credit Agreement, see Note 6.

Interest Rate Swap and Option Agreements

The Company entered into interest rate swaps and options with CBNA, an investment-grade counterparty, in an effort to manage its interest rate risk exposure. CBNA requires the Company to remit cash into a margin account as collateral on these derivatives. The Company's collateral on these derivatives increased to $387.5 million as of December 31, 2008 from $86.7 million as of December 31, 2007. For further information on the Company's derivative agreements, see Note 13.

Student Loan Origination Agreement and Servicing Fees Earned

CitiAssist loans are originated and serviced under an intercompany agreement with CBNA. After final disbursement by CBNA, the Company purchases all qualified private education loans at CBNA's carrying value at the time of purchase, plus a contractual premium. Total principal balances of CitiAssist loans purchased by the Company were $1.5 billion and $2.0 billion for the years ended December 31, 2008 and 2007, respectively. Total premiums paid by the Company related to CitiAssist loan purchases were $9.9 million and $13.3 million for the years ended December 31, 2008 and 2007, respectively. At December 31, 2008, the Company was committed to purchase CitiAssist loans of $1.5 billion under this agreement.

The Company also earns loan origination and servicing revenue for work performed on CitiAssist loans held by CBNA prior to purchase by the Company.

Servicing, Professional and Other Fees Paid

The majority of the loan originations and servicing work on the Company's FFEL Program and CitiAssist loan portfolios was performed under the provisions of intercompany agreements with affiliates of the Company, including Citibank (South Dakota), National Association. The increases in the charges are primarily due to managed loan portfolio growth.

Stock-based Compensation

The Company participates in various Citigroup stock-based compensation programs under which Citigroup stock or stock options are granted to certain of the Company's employees. The Company has no stock-based compensation programs in which its own stock is granted. The Company pays Citigroup directly for participation in certain of its stock-based compensation programs, but receives a capital contribution for those awards related to participation in the employee incentive stock option program.

CBNA Tax-sharing Agreement

The Company is included in the consolidated federal income tax return of Citigroup, as well as certain combined or unitary state/local income or franchise tax returns of Citigroup or its subsidiaries. As such, the Company pays its income taxes through CBNA. The taxes paid by the Company are based on an effective tax rate that approximates the tax expense that would be recognized if the Company were to file such income tax returns on a stand-alone basis.

Other Intercompany Arrangements

Citigroup and its subsidiaries engage in other transactions and servicing activities with the Company, including cash management, data processing, telecommunications, payroll processing and administration, facilities procurement, underwriting, and others.

Other information about intercompany transactions is available as follows: for CitiAssist loans, see Note 4; for short- and long-term funding and interest rate swap transactions, see Notes 6 and 13; for employee benefit related transactions, see Note 11; and for income tax matters, see Notes 1, 7 and 12.

11. EMPLOYEE BENEFITS

The Company's employees are covered under various Citigroup benefit plans, including: medical and life insurance that covers active, retired and disabled employees; defined benefit pension; dental; defined contribution; salary continuance for disabled employees and workers compensation. The Company pays Citigroup a fee for employee benefit costs. The benefit cost rate on salaries was 25% in 2008 and 27% in both 2007 and 2006.

Substantially all of the Company's employees participate in Citigroup's benefit plans. Any pension obligation pertaining to these plans is a liability of Citigroup. The fringe rate included approximately $0.9 million for both 2007 and 2006, representing the Company's defined benefit plan expense allocation. The plan was eliminated during 2008 and there was no expense. In 2008 the fringe rate included approximately $2.4 million of contributions made to the employee defined contribution plan. These amounts are included with other employee benefit costs in **Employee benefits and administration** in the related party transactions table in Note 10.

12. INCOME TAXES

The provision for income taxes consists of the following:

	Years Ended December 31,		
(Dollars in thousands)	**2008**	2007	2006
Current:			
Federal	**$ 87,300**	$ 98,525	$157,612
State	**(766)**	16,331	23,517
Total current	**$ 86,534**	$114,856	$181,129
Deferred:			
Federal	**$(42,347)**	$ (153)	$ (3,175)
State	**(3,473)**	(26)	(474)
Total deferred	**$(45,820)**	$ (179)	$ (3,649)
Total income tax provision	**$ 40,714**	$114,677	$177,480

The Company's effective tax rate was 35.2%, 38.6% and 38.2% for the years ended December 31, 2008, 2007 and 2006, respectively. The decrease from 2008 to 2007 reflects a credit resulting from the revaluation of the Company's current and deferred income taxes, partially offset by the recognition of liabilities related to uncertain tax positions in certain states. The net credit relating to prior periods amounted to $6.8 million during the year ended December 31, 2008.

The following table presents the actual income tax provisions computed at the federal statutory income tax rate of 35%:

	Years Ended December 31,		
(Dollars in thousands)	**2008**	2007	2006
Income taxes computed at federal statutory rate	**$ 40,432**	$104,079	$162,502
State tax provision, net of federal benefits [(1)]	**(2,755)**	11,490	14,982
Other, net	**$ 3,037**	$ (892)	$ (4)
Total income tax provision	**$ 40,714**	$114,677	$177,480

(1) The state income tax benefit for 2008 resulted from the revaluation of current and deferred income taxes.

Deferred income taxes consist of the following:

(Dollars in thousands)	December 31, 2008	2007
Deferred Tax Assets:		
Unrealized losses on derivative instruments	**$ 108,376**	$ –
Allowance for loan losses	**42,511**	16,247
Other	**3,007**	863
Total deferred tax assets	**$ 153,894**	$ 17,110
Deferred Tax Liabilities:		
Deferred loan origination costs	**$(187,696)**	$(201,401)
Internally developed software costs	**(9,460)**	(10,536)
Gain on securitizations and other securitization related income/(loss)	**(197,430)**	(91,231)
Other	**(950)**	(1,404)
Total deferred tax liabilities	**$(395,536)**	$(304,572)
Net deferred tax liabilities	**$(241,642)**	$(287,462)

The following is a rollforward of the Company's FIN 48 unrecognized tax benefits from January 1, 2008 to December 31, 2008.

(Dollars in thousands)	
Total unrecognized tax benefits at January 1, 2008	**$ 2,641**
Net amount of increases for current year's tax positions	**189**
Gross amount of increases for prior years' tax positions	**4,866**
Total unrecognized tax benefits at December 31, 2008	**$ 7,696**

The total amount of unrecognized tax benefits at December 31, 2008 that, if recognized, would affect the effective tax rate is $3.3 million.

Interest and penalties related to FIN 48 unrecognized tax benefits, which are not included in the rollforward above, are a component of the provision for income taxes.

(Dollars in thousands)	**Interest and Penalties** Pretax	Net of Tax
Interest and penalties in the balance sheet at January 1, 2008	**$ 580**	**$ 377**
Interest and penalties in the 2008 statement of income	**934**	**607**
Interest and penalties in the balance sheet at December 31, 2008	**$ 1,514**	**$ 984**

The Company is included in the consolidated U.S. Federal income tax return of Citigroup and certain multi-combined and unitary state and local tax returns of Citigroup or its subsidiaries. Citigroup is presently under audit by the Internal Revenue Service (IRS) for 2003-2005. It is reasonably possible that the audit will conclude within the next 12 months. The resolution of the uncertain tax position related to the IRS audit would not affect the Company's effective tax rate. The following are the major tax jurisdictions in which the Company operates and the earliest tax year subject to examination:

Jurisdiction	**Tax year**
United States	2003
California	2000
New York	2005

13. DERIVATIVE AGREEMENTS

The Company enters into derivative agreements in an effort to manage its exposure to interest rate risk and its exposure to foreign currency exchange rate fluctuations. The counterparty to the Company's interest rate derivative agreements is CBNA, an investment grade company. None of the derivatives held by the Company at December 31, 2008 qualified for hedge accounting treatment under SFAS 133.

The Company's derivative positions are provided in the table below:

	December 31,					
(Dollars in thousands)	**2008**			2007		
		Fair Value			Fair Value	
	Notional	**Asset**	**Liability**	Notional	Asset	Liability
Other LIBOR Based Swaps	**$13,342,300**	**$37,361**	**$65,348**	$8,495,000	$34,492	$2,113
Interest Rate Floor Options	**12,127,561**	**54,198**	**398,280**	8,743,266	1,372	89,193
Foreign Currency Swap	**232,050**	**–**	**24,935**	–	–	–

The Company's other LIBOR based swaps are intended to economically hedge the interest rate risk inherent in the Company's residual interests. These swaps mature between 2011 and 2028.

The Company's interest rate floor options are written derivative contracts that are designed to function as economic hedges of the floor income component of the residual interests. The options mature between 2008 and 2028.

The Company's foreign currency swap is intended to economically hedge the Euro based obligations of its foreign currency-denominated secured borrowing. The swap matures in 2032.

14. FAIR VALUE OF FINANCIAL INSTRUMENTS (SFAS 107)

The estimated fair value of the Company's financial instruments is presented in the following table:

	December 31, 2008		December 31, 2007	
(Dollars in thousands)	**Carrying Value**	**Estimated Fair Value**	Carrying Value	Estimated Fair Value
Financial Assets:				
Loans, net	**$25,532,659**	**$24,012,341**	$21,991,804	$22,303,074
Cash	**595**	**595**	25	25
Accrued interest receivable	**811,002**	**811,002**	755,905	755,905
Residual interests in loans securitized	**942,807**	**942,807**	633,074	633,074
Derivative assets	**91,559**	**91,559**	35,864	35,864
Servicing assets	**208,133**	**208,133**	199,112	199,112
Retained notes from securitization sales	**66,487**	**66,487**	22,204	22,204
Financial Liabilities:				
Short-term borrowings	**$13,656,411**	**$13,594,320**	$13,373,000	$13,373,000
Long-term borrowings	**11,829,744**	**11,384,196**	8,100,000	8,042,400
Derivative liabilities	**488,563**	**488,563**	91,306	91,306
Interest payable	**151,382**	**151,382**	174,519	174,519

In accordance with SFAS No. 107, *Disclosures about Fair Value of Financial Instruments* (SFAS 107), the estimated fair values have been determined by the Company using available market information and other valuation methodologies that are described below. The fair value approximates the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. These estimates are subjective in nature and involve uncertainties and matters of significant judgment. Accordingly, the estimates may not be indicative of the amounts that the Company could realize in a current market exchange. Changes in assumptions could materially affect the estimates.

The difference between fair value and carrying value may vary from period to period based on changes in a wide range of factors, including LIBOR and CP interest rates, portfolio mix of variable and fixed rate loans, growth of the portfolio, timing of contractual repricing, portfolio age, default rates and maturity or contractual settlement dates.

Loans, Net

The fair value of loans was calculated by discounting cash flows through expected maturity using the estimated current relevant yield curve for the interest rates. The carrying value is presented net of the allowance for loan losses.

Cash and Accrued Interest Receivable and Payable

Due to the short-term nature of these instruments, carrying value approximates fair value.

Residual Interests in Loans Securitized and Servicing Assets

The fair value of the residual interest in the loans securitized and the servicing assets were determined using a discounted cash flow model. Retained interests from securitization are recorded at fair value in the Consolidated Financial Statements. For more information on student loan securitizations, see Note 15.

Short-Term and Long-Term Borrowings

The fair value of these instruments was calculated by discounting cash flows through maturity using estimated market discount rates. The Company's short- and long-term borrowings are primarily based upon LIBOR or prime rates. Although these borrowings have variable interest rates with reset periods ranging from one day to every three months, depending on the specific terms of each borrowing, the credit spreads are fixed over the life of the borrowings.

Derivatives

Derivatives are used to manage interest rate and foreign currency exchange rate risk. Fair value was determined by discounting the estimated cash flows that may arise from these instruments using current market prices. Derivatives are recorded at fair value in the Consolidated Financial Statements.

15. STUDENT LOAN SECURITIZATIONS

The Company maintains programs to securitize certain portfolios of student loan assets. Under the Company's securitization programs, transactions qualifying as sales are off-balance sheet transactions in which the loans are removed from the Consolidated Financial Statements of the Company and sold to an independent trust. In order to pay for the loan assets, the trust sells debt securities, collateralized solely by the student loan assets, to outside investors. For off-balance sheet securitizations, the Company generally retains interests in the form of subordinated residual interests (i.e., interest-only strips) and servicing rights.

The Company also enters into similar securitization transactions that do not qualify for sale treatment and, accordingly, are accounted for as secured borrowings. These transactions do not give rise to a gain or loss on sale. Student loan assets sold to these securitization trusts, along with other assets and liabilities of the trusts, remain on-balance sheet.

As of December 31, 2008, the carrying amount of the on-balance sheet securitized trust assets were $2.0 billion of which $1.9 billion is included in **Federally insured student loans**, and the remainder is comprised primarily of deferred origination and premium costs and restricted cash. The related liabilities of $1.8 billion at December 31, 2008, included $1.7 billion of **Long-term secured borrowings** while the remainder is included in **Other liabilities**. The assets are restricted from being sold or pledged as collateral. The cash flows from these assets may be used only to pay down the debt securities issued by the trust.

Under terms of all the trust arrangements, the Company has no obligations to provide financial support and has not provided such support. A substantial portion of the credit risk associated with the securitized loans has been transferred to third party guarantors or insurers either under the FFEL Program or private credit insurance.

The following table summarizes the principal amounts and fair values of retained interests in the Company's off-balance sheet loan securitizations:

	December 31, 2008		December 31, 2007	
(Dollars in thousands)	**FFEL Program**	**Private education**	FFEL Program	Private education
Principal amounts	**$12,809,596**	**$2,286,745**	$11,553,639	$2,570,248
Retained interests	**1,042,766**	**174,661**	640,416	215,974

The following table summarizes the Company's securitization activity:

	Years Ended December 31,		
(Dollars in thousands)	**2008**	2007	2006
Securitization sales:			
Student loans securitized[1]	**$2,035,540**	$2,876,812	$7,659,732
Net proceeds from student loans securitized during the period	**1,973,207**	2,907,581	7,591,048
Realized gains on loans securitized	**1,262**	70,814	189,017
Securitization financings:			
Student loans securitized[1]	**$1,993,213**	$ –	$ –
Net proceeds from student loans securitized during the period[2]	**1,798,638**	–	–

(1) Amounts represent the value of the student loans securitized as of the securitization date.

(2) The difference between student loans securitized and net proceeds received for the year ended December 31, 2008 primarily reflects $57.3 million of unissued notes, $10.5 million of issuance costs and discounts and $126.8 million of required overcollateralization (see Note 6).

The following table reflects amounts received related to off-balance sheet securitization trusts:

(Dollars in thousands)	**2008**	2007	2006
Cash received from trusts for servicing	**$ 77,863**	$64,868	$32,242
Cash received from trusts on residual interests	**138,681**	65,388	24,844
Cash received from trusts on retained notes	**2,400**	–	–

During the years ended December 31, 2008, 2007 and 2006, the Company earned $78.2 million, $67.3 million and $34.4 million, respectively, of contractually specified servicing fees. The Company also earned $2.5 million and $0.1 million on retained notes for the years ended December 31, 2008 and 2007, respectively.

Changes in the Company's servicing assets are presented in the table below:

	Years Ended December 31,	
(Dollars in thousands)	**2008**	2007
Balance at beginning of period	**$199,112**	$169,234
Changes in fair value due to changes in inputs and assumptions	**43,826**	16,329
Other changes[1]	**(34,805)**	(31,997)
Student loan securitizations[2]	**–**	45,546
Balance at end of period	**$208,133**	$199,112

(1) Amounts represent the effects of cash received and the passage of time.

(2) There is no servicing asset or liability associated with the FFEL Program Stafford and PLUS loan securitization because the servicing fee approximated adequate compensation.

The following table reflects fee and other income from off-balance sheet securitization trusts:

	Years Ended December 31,		
(Dollars in thousands)	**2008**	2007	2006
Gains (losses) related to residual interests	**$326,039**	$ 2,733	$(15,391)
Servicing revenue net of valuation gains and losses on servicing assets	**87,173**	51,606	21,130
Mark-to-market (losses) gains on derivatives	**(270,370)**	(32,961)	4,472
Mark-to-market (losses) gains on retained notes	**(16,784)**	(25)	–
Total gains (losses)	**$126,058**	$21,353	$10,211

The Company utilizes discounted cash flow models to measure the fair value of its residual interests and servicing assets. These models require management to make certain assumptions which, while based on relevant internal data, inherently involve significant judgment and uncertainty. The discount rates, basis spreads, anticipated net credit loss rates, anticipated prepayment rates and projected borrower benefit utilization rates are key assumptions utilized to measure the fair value of these retained interests. The Company's discount rate is the sum of the risk-free rate and a risk premium which reflects the prevailing economic and market conditions as of December 31, 2008. During the year ended December 31, 2008, the Company increased the risk premium of its residual interests by 225 basis points for FFEL Program loan trusts, 325 basis points for private education loan trusts and by 55 basis points for servicing assets to reflect the current level of cash flow uncertainty and lack of liquidity that exists in the market.

The Company has also lowered its future prepayment assumptions to reflect an overall slowdown in borrower prepayment activity. The Company believes that this slowdown is the result of the changes to the FFEL Program as well as the current economic downturn. The impact of the change in the prepayment assumptions was a $37.2 million and $12.8 million mark-to-market gain on the Company's residual interests and servicing assets, respectively, for 2008.

The Company also recognized a mark-to-market gain on its residual interests as a result of the change in the fair value of the floor income embedded in the residual interest cash flows. The change in the value of the embedded floor income is primarily due to changes in interest rates as well as to increases in the expected loan balances over the life of the trusts. During 2008, the mark-to-market gain on the floor income embedded in the Company's residual interests was $253.0 million.

The key assumptions used to value the residual interests and servicing assets of the trusts at the inception date of the securitization were as follows:

	2008	2007
Residual interest discount rates	**10.64%**	10.2% to 10.5%
Servicing asset discount rates(1)	–	5.9% to 6.6%
Constant prepayment rates	**8.97%**	3.09% to 3.84%
Anticipated credit losses, net of insurance and guarantees	**0.53%**	0.27% to 0.34%
Basis spread between LIBOR and CP rates	**12 basis points**	11 to 12 basis points
Utilization rates of borrower benefits:		
Automated clearing house	**2.27%**	10.0% to 23.0%
On time payments	**5.82%**	0.0% to 23.3%
Servicing margin(1)	–	26 to 28 basis points

(1) There is no servicing asset or liability associated with the 2008 loan securitization sale because the servicing fee approximated adequate compensation.

At December 31, the key assumptions used to value the residual interests of trusts related to securitization sales were as follows:

	2008	2007
Discount rates:		
FFEL Program Consolidation Loans	**10.36%**	10.56%
FFEL Program Stafford and PLUS loan	**10.36%**	–
Private education loans	**13.36%**	12.56%
Constant prepayment rates:		
FFEL Program Consolidation Loans	**0.77% to 1.10%**	1.73% to 3.09%
FFEL Program Stafford and PLUS loan	**6.54%**	–
Private education loans	**8.88%**	13.03%
Anticipated credit losses, net of insurance and guarantees:		
FFEL Program Consolidation Loans	**0.32%**	0.30%
FFEL Program Stafford and PLUS loan	**0.52%**	–
Private education loans	**0.67%**	0.81%
Basis spread between LIBOR and CP rates	**13 basis points**	12 basis points
Utilization rates of borrower benefits:		
Automated clearing house	**2.3% to 40.2%**	10.0% to 40.2%
On time payments	**0% to 35.7%**	0% to 41.3%

At December 31, the key assumptions used to value the servicing assets of trusts related to securitization sales were as follows:

	2008	2007
Discount rates:		
FFEL Program Consolidation Loans	**3.90%**	5.80%
Private education loans	**4.40%**	6.30%
Constant prepayment rates:		
FFEL Program Consolidation Loans	**0.77% to 1.10%**	1.73% to 3.09%
Private education loans	**8.88%**	13.03%
Weighted average servicing margin	**23 basis points**	25 basis points

A sensitivity analysis is provided in the table below that shows the effects of adverse changes in each of the key assumptions used to determine the fair value of the retained interests. The adverse effect of the change in each assumption is calculated independently while holding all other assumptions constant. Because the key assumptions may not be independent, the net effect of simultaneous adverse changes in the key assumptions may be different from the sum of the individual effects shown in the table.

The effects of the key assumptions on the residual interests and servicing assets are presented below:

(Dollars in thousands)	**Residual Interests**	**Servicing Assets**
Fair value at December 31, 2008	**$942,807**	**$208,133**
Discount rate:		
10% adverse change	**(23,210)**	**(3,355)**
20% adverse change	**(44,437)**	**(7,052)**
Constant prepayment rate:		
10% adverse change	**(6,733)**	**(1,844)**
20% adverse change	**(13,224)**	**(3,694)**
Anticipated credit losses, net of insurance and guarantees:		
10% adverse change	**(5,373)**	**(1,130)**
20% adverse change	**(10,922)**	**(2,278)**
Expected basis spread between LIBOR and CP:		
10% adverse change	**(8,772)**	**-**
20% adverse change	**(17,543)**	**-**
Borrower benefits - automated clearing house:		
10% adverse change	**(3,497)**	**-**
20% adverse change	**(6,972)**	**-**
Borrower benefits - on time payments:		
10% adverse change	**(9,821)**	**-**
20% adverse change	**(19,554)**	**-**
Servicing margin:		
10% adverse change	**-**	**(23,072)**
20% adverse change	**-**	**(45,956)**

Principal amounts of off-balance sheet securitized loans and the related loan delinquencies (loans which are 90 days or more past due) are presented in the following table:

	December 31,	
(Dollars in thousands)	**2008**	2007
Principal amounts	**$15,096,341**	$14,123,887
Delinquencies	**658,538**	413,175

Credit losses, net of recoveries, for the Company's off-balance sheet securitized loans are presented in the table below:

	Years Ended December 31,		
(Dollars in thousands)	**2008**	2007	2006
Credit losses, net of recoveries:	**$9,374**	$6,661	$211

16. FAIR VALUE (SFAS 156, 157 and 159)

The Company determines fair value using valuation techniques that are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. These two types of inputs create the following fair value hierarchy:

- Level 1 - Quoted prices for *identical* instruments in active markets.
- Level 2 - Quoted prices for *similar* instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-derived valuations whose inputs are observable or whose primary value drivers are observable.
- Level 3 - Instruments whose primary value drivers are *unobservable*.

Items Measured at Fair Value on a Recurring Basis

The following table presents the Company's financial assets and liabilities that are measured at fair value on a recurring basis for each of these hierarchy levels:

	December 31, 2008		December 31, 2007	
(Dollars in thousands)	**Level 2**	**Level 3**	Level 2	Level 3
Assets:				
Residual interests in securitized loans	**$ –**	**$ 942,807**	$ –	$633,074
Other assets	**91,559**	**274,620**	60,068	199,112
Total Assets	**$ 91,559**	**$1,217,427**	$60,068	$832,186
Liabilities:				
Other liabilities	**$488,563**	**$ –**	$91,306	$ –

Derivatives

Derivatives are used in an effort to manage interest rate and foreign currency exchange rate risk. Fair value was based upon quotes received from counterparties based on similar instruments in active markets. Derivatives are recorded at fair value and are included in **Other assets** and **Other liabilities** in the table above and in the Consolidated Financial Statements. For more information on derivatives, see Note 13.

Retained Interests in Securitized Loans

The fair values of residual interests and servicing assets were determined using discounted cash flow models. Servicing assets are included in **Other assets** in the table above. The Company has also retained notes from certain securitization sales, which are recorded at fair value and included in **Other assets** in the table above. The fair value of the retained notes was based upon non-binding independent broker quotes received for similar instruments. The Company obtains multiple quotes from independent brokers who are major participants in the student loan asset-backed securities market and believes that these quotes are the best indication of the value that could be realized in a market transaction. However, since the market for notes of this type is not currently active, the amount which the Company would receive in a current transaction could differ significantly from this estimate. The Company recorded a write-down of $16.8 million associated with retained notes during the year ended December 31, 2008, which is included in **Fee and Other Income** in the Consolidated Financial Statements. Retained interests are recorded at fair value in the Consolidated Financial Statements. For more information on loan securitizations, see Note 15.

The following table presents the changes in the Level 3 fair value category:

(Dollars in thousands)	Residual Interests in Securitized Loans	Other Assets
Balance at December 31, 2006	$ 546,422	$ 169,234
Total gains and losses (realized/unrealized) included in earnings:		
Interest income	59,177	–
Fee and other income	2,733	27,036
Purchases, issuances and settlements	24,742	2,842
Balance at December 31, 2007	**$633,074**	**$199,112**
Total gains and losses (realized/unrealized) included in earnings:		
Interest income	**65,510**	**–**
Fee and other income	**326,039**	**41,851**
Transfers in to Level 3	–	**78,981**
Purchases, issuances and settlements	**(81,816)**	**(45,324)**
Balance at December 31, 2008	**$942,807**	**$274,620**
Unrealized gains and losses relating to assets still held at the reporting date[(1)]	**$326,039**	**$ 31,332**

(1) The difference between total gains and losses (realized /unrealized) included in earnings and unrealized gains and losses relating to assets still held at the reporting date represents accreted yield.

Items Measured at Fair Value on a Nonrecurring Basis

Certain assets and liabilities are measured at fair value on a non-recurring basis and therefore are not included in the table above. These include assets such as loans held for sale that are measured at the lower of cost or fair value.

The fair value of loans measured at the lower of cost or fair value is determined using discounted cash flow models. Such loans are generally classified in Level 3 of the fair value hierarchy as these discounted cash flow models utilize unobservable inputs, including discount rate, expected prepayment rates and expected credit losses.

For the year ended December 31, 2008, the Company recorded a lower of cost or fair value write down of $34.7 million for loans that were transferred from loans held for sale back into the operating loan portfolio. In June 2008, $1.9 billion of loans were transferred into loans held for sale for a then anticipated securitization, but due to significant deterioration in the market conditions at the beginning of the third quarter, the Company cancelled the planned securitization and transferred the loans back into the operating loan portfolio, resulting in a fair value write down.

At December 31, 2008, the fair value of loans held for sale exceeded the cost basis of $1.1 billion.

17. COMMITMENTS AND CONTINGENCIES

The Company has obligations under several non-cancelable operating leases. Expenses related to those agreements totaled $2.5 million, $2.9 million and $3.4 million for the years ended December 31, 2008, 2007 and 2006, respectively. Included in these amounts are lease expenses with CBNA for the Pittsford, New York facility of $2.1 million, $2.4 million and $1.9 million for the years ended December 31, 2008, 2007 and 2006, respectively. This amount is included in Premises in the related party transactions table in Note 10. The Pittsford, New York facilities agreement expires in May 2014.

Future minimum lease payments at December 31, 2008 under agreements classified as operating leases with non-cancelable terms in excess of one year for the calendar years after December 31, 2008 are as follows:

(Dollars in thousands)	**Minimum Lease Payments**
2009	**$1,867**
2010	**1,840**
2011	**1,858**
2012	**1,799**
2013	**1,806**
Thereafter	**775**
Total	**$9,945**

At December 31, 2008, FFEL Program loans in the amount of $2.2 billion have been committed, but not disbursed. In addition, the Company has forward purchase agreements, primarily with CBNA, that obligate the Company to purchase all loans offered for sale and/or originated by the other party. At December 31, 2008, the aggregate obligation under these commitments totaled $1.5 billion.

In addition, the Company provides lines of credit to certain institutions. Such lines are used by these organizations exclusively to disburse FFEL Program Loans which the Company will subsequently purchase. At December 31, 2008, these institutions had unused lines of credit of $18.0 million available to them.

In the ordinary course of business, the Company is involved in various litigation proceedings incidental to and typical of the business in which it is engaged. In the opinion of the Company's management, the ultimate resolution of these proceedings would not be likely to have a material adverse effect on the results of the Company's operations, financial condition or liquidity.

18. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

(Dollars in thousands, except per share amounts)	**Fourth**	**Third**	**Second**	**First**
2008				
Net interest income	**$46,941**	**$83,521**	**$119,390**	**$81,447**
Provision for loan losses	**(22,965)**	**(46,791)**	**(45,827)**	**(25,312)**
Net interest income after provision for loan losses	**23,976**	**36,730**	**73,563**	**56,135**
Gains on loans sold and securitized	**24**	**194**	**2,121**	**1,455**
Fee and other income	**33,803**	**16,923**	**39,012**	**11,459**
Total operating expenses	**(37,715)**	**(46,176)**	**(51,849)**	**(44,135)**
Income taxes	**(9,916)**	**(287)**	**(20,831)**	**(9,680)**
Net income	**$10,172**	**$ 7,384**	**$ 42,016**	**$15,234**
Basic and diluted earnings per common share	**$0.51**	**$0.37**	**$2.10**	**$0.76**
Dividends declared per common share	**$1.43**	**$1.43**	**$1.43**	**$1.43**
Common stock price:				
High	**$ 98.07**	**$126.15**	**$ 138.75**	**$126.00**
Low	**$ 20.82**	**$ 83.06**	**$ 90.50**	**$ 92.05**
Close (at quarter end)	**$ 41.00**	**$ 93.00**	**$ 98.08**	**$ 98.90**

(Dollars in thousands, except per share amounts)	Fourth	Third	Second	First
2007				
Net interest income	$ 91,683	$100,330	$ 102,877	$ 93,757
Provision for loan losses	(24,078)	(21,419)	(3,895)	(10,528)
Net interest income after provision for loan losses	67,605	78,911	98,982	83,229
Gains on loans sold and securitized	27,229	15,815	51,040	17,774
Fee and other income (loss)	22,070	(10,052)	9,420	14,863
Total operating expenses	(45,591)	(43,978)	(45,751)	(44,198)
Income taxes	(28,163)	(15,695)	(43,174)	(27,645)
Net income	$ 43,150	$ 25,001	$ 70,517	$ 44,023
Basic and diluted earnings per common share	$ 2.16	$ 1.25	$ 3.53	$ 2.20
Dividends declared per common share	$ 1.43	$ 1.43	$ 1.43	$ 1.30
Common stock price:				
High	$ 193.96	$ 212.46	$ 210.50	$ 216.06
Low	$ 106.75	$ 161.38	$ 178.03	$ 183.00
Close (at quarter end)	$ 110.00	$ 180.32	$ 203.90	$ 185.92

SECURITIES AND EXCHANGE COMMISSION INFORMATION

Form 10-K, Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2008, Commission File Number 1-11616.

The Company is incorporated in the State of Delaware; its I.R.S. Employer Identification Number is 16-1427135; the address of the principal executive offices is 750 Washington Boulevard, Stamford, CT 06901; and its phone number is (203) 975-6861.

The Company's common stock is registered pursuant to section 12(b) of the Securities Exchange Act of 1934 and listed on the New York Stock Exchange under the ticker symbol "STU".

The Company is a well-known seasoned issuer (as defined in Rule 405 of the Securities Act of 1933).

The Company is required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

The Student Loan Corporation (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein and will not be contained in the Company's 2009 Proxy Statement incorporated by reference in Part III of this Form 10-K, or in any amendment to this Form 10-K.

The Company is an accelerated filer (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).

The Company is not a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).

The aggregate market value of the four million shares of voting stock held by non-affiliates of the Company as of the close of trading on June 30, 2008 was approximately $392.3 million. As of February 23, 2009, there were 20 million shares of the Company's common stock outstanding.

Certain information has been incorporated by reference, as described herein, into Part III of this annual report from the Company's 2009 Proxy Statement.

EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

The following exhibits are either filed herewith or have been previously filed with the Securities and Exchange Commission and are filed herewith by incorporation by reference:

- The Student Loan Corporation's Restated Certificate of Incorporation
- The Student Loan Corporation's By-Laws, as amended
- Material Contracts
- Code of Ethics for Financial Professionals
- Powers of Attorney of The Student Loan Corporation's Directors Atal, Bailey, Doynow, Drake, Garside, Glover, Handler, Moseman and Thurm.
- Certifications pursuant to Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002

A more detailed exhibit index has been filed with the Securities and Exchange Commission. Stockholders may obtain copies of that index or any of the documents on that index by writing to: The Student Loan Corporation, Investor Relations, 750 Washington Boulevard, 9th Floor, Stamford, CT 06901 or on the Internet at *www.studentloan.com*.

Financial Statements filed for The Student Loan Corporation:

- Consolidated Statements of Income for the years ended December 31, 2008, 2007 and 2006
- Consolidated Balance Sheets as of December 31, 2008 and 2007
- Consolidated Statements of Stockholders' Equity for the years ended December 31, 2008, 2007 and 2006
- Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2007 and 2006

10-K CROSS REFERENCE INDEX

This Annual Report and Form 10-K incorporate into a single document the requirements of the accounting profession and the Securities and Exchange Commission, including a comprehensive explanation of 2008 results.

* The Student Loan Corporation's 2009 Proxy Statement that responds to information required by Part III of Form 10-K is incorporated by reference into this Annual Report and Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Student Loan Corporation
(Registrant)

Scot H. Parnell
Chief Financial Officer
February 27, 2009

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

The Student Loan Corporation's Principal Executive Officer, a Director and Attorney-in-Fact:

Michael J. Reardon
February 27, 2009

The Student Loan Corporation's Principal Financial Officer:

Scot H. Parnell
February 27, 2009

The Student Loan Corporation's Principal Accounting Officer:

Joseph P. Guage
February 27, 2009

The Directors of The Student Loan Corporation listed below executed powers of attorney appointing Michael J. Reardon and Scot H. Parnell their attorneys-in-fact, empowering both to sign this report on their behalf:

Vikram A. Atal
James L. Bailey
Gina B. Doynow

Rodman L. Drake
Richard J. Garside
Dr. Glenda B. Glover

Dr. Evelyn E. Handler
Loretta Moseman
Kevin L. Thurm

DIRECTORS AND EXECUTIVE OFFICERS

Directors

Vikram A. Atal
Executive Vice President
Citigroup

James L. Bailey
Retired
Executive Vice President
Citibank, N.A.

Gina B. Doynow
National Director
North America Community Relations
Citigroup

Rodman L. Drake
Managing Director
CIP Management

Richard J. Garside
Chief Operating Officer
North American Operations and Technology
Citigroup

Dr. Glenda B. Glover
Dean of the College of Business
Jackson State University

Dr. Evelyn E. Handler
Retired
President of the University of New Hampshire
President of Brandeis University

Loretta Moseman
Global Business Treasurer
Citigroup

Kevin L. Thurm
Chief Administrative Officer
North America Consumer Group
Citigroup

Michael J. Reardon
Chairman, Chief Executive Officer and President
The Student Loan Corporation

Executive Officers

Michael J. Reardon
Chief Executive Officer and President

Scot H. Parnell
Vice President and Chief Financial Officer

Joseph P. Guage
Vice President, Controller and Chief Accounting Officer

Christine Y. Homer
Vice President, Secretary and General Counsel

Patricia A. Morris
Vice President and Chief Risk Officer

John Vidovich
Vice President and Executive Director of Sales

STOCKHOLDER INFORMATION

Investor Relations

Electronic or paper copies of the Company's Form 10-K, other financial information, and general information about The Student Loan Corporation may be obtained by writing to Investor Relations, The Student Loan Corporation, 750 Washington Boulevard, Stamford, CT 06901, or by telephone request to Bradley D. Svalberg, Director of Investor Relations, at 203-975-6320. Investor relations information is also available on the Company's website at *www.studentloan.com* by clicking on the "Investors" page.

Availability of SEC Filings

The Company makes available free of charge on and through its website, at *http://www.studentloan.com*, its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission (SEC). In addition, the Company provides electronic or paper copies of its filings free of charge upon request to the Director of Investor Relations. See **Investor Relations** above. The SEC posts reports, proxy statements and other information filed by the Company at *www.sec.gov*.

Corporate Governance Materials

The following materials, which have been adopted by the Company, are available free of charge on the Company's website at *www.studentloan.com* under the "Board and Management" page or by writing to the Director of Investor Relations (see **Investor Relations** above): the Company's (i) corporate governance guidelines, (ii) code of conduct, (iii) code of ethics for financial professionals, and (iv) charters of (a) the audit committee and (b) the compensation committee. The code of ethics for financial professionals applies to the Company's principal executive officer, principal financial officer and principal accounting officer. Amendments and waivers, if any, to the code of ethics for financial professionals will be disclosed on the Company's website.

NYSE Certification

The Company's common stock is listed on the New York Stock Exchange (NYSE), the Company's chief executive officer is required to make, and he has made, annual certifications to the NYSE stating that he was not aware of any violation by the Company of the corporate governance listing standards of the NYSE. The Company's chief executive officer made his annual certifications to that effect to the NYSE as of June 16, 2008.

Customer Service

For information or inquiries regarding student loan accounts, please call 1-800-967-2400. Hearing impaired customers with a Telecommunications Device for the Deaf (TDD) may call 1-800-846-1298.

Annual Meeting

The Annual Meeting of Stockholders will be held at 8:30 a.m. on Thursday, May 14, 2009 in New York City.

Transfer Agent and Registrar

The Company's transfer agent and registrar is Computershare Investor Services, P.O. Box 43078, Providence, RI 02940-3078. Their toll free number is (877) 282-1169. They may also be contacted by e-mail from Computershare's website at *www-us.computershare.com*.

Market for the Registrant's Common Equity and Related Stockholder Matters

The Company's common stock is listed and traded on the New York Stock Exchange under the ticker symbol "STU". The number of holders of record of the common stock at January 30, 2009 was 38. The Company has declared a dividend of $1.43 per common share for each of the last seven fiscal quarters. As a result of the impact of external economic conditions on the Company's results of operations, the Company expects that it will pay a significantly lower dividend for the foreseeable future. See quarterly information on the Company's common stock on page 82.

CERTIFICATION

I, Michael J. Reardon, certify that:

1. I have reviewed this Annual Report on Form 10-K of The Student Loan Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the consolidated financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation, and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 27, 2009

Michael J. Reardon

Michael J. Reardon
Principal Executive Officer

CERTIFICATION

I, Scot H. Parnell, certify that:

1. I have reviewed this Annual Report on Form 10-K of The Student Loan Corporation;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the consolidated financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation, and
    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 27, 2009



Scot H. Parnell
Principal Financial Officer

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of The Student Loan Corporation (the Company) for the year ended December 31, 2008, as filed with the Securities and Exchange Commission on the date hereof (the Report), Michael J. Reardon, as Chief Executive Officer of the Company, and Scot H. Parnell, as Chief Financial Officer of the Company, each hereby certifies, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Michael J. Reardon
Chief Executive Officer
February 27, 2009

Scot H. Parnell
Principal Financial Officer
February 27, 2009

This certification accompanies each Report pursuant to §906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of §18 of the Securities Exchange Act of 1934, as amended.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

studentloan.com/annualreport

The Student Loan Corporation
750 Washington Boulevard
Stamford, CT 06901

FSC
Mixed Sources